Exhibit 99.1

JBS S.A.
Financial statements and Independent auditors’ report
As of December 31, 2024 and 2023

i

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	4,525,210	4,458,670	34,761,540	22,122,405
Margin cash	3	177,636	64,754	845,581	641,283
Trade accounts receivable	4	5,525,252	2,575,423	23,131,584	16,416,149
Inventories	5	4,468,478	4,016,197	31,060,507	24,696,583
Biological assets	6	—	—	9,958,599	8,289,048
Recoverable taxes	7	1,847,885	1,537,885	3,949,002	4,449,734
Derivative assets		25,641	42,746	523,049	425,043
Other current assets		157,081	314,282	1,788,594	1,564,678
TOTAL CURRENT ASSETS		16,727,183	13,009,957	106,018,456	78,604,923

NON-CURRENT ASSETS
Recoverable taxes	7	6,278,786	5,754,089	8,746,343	8,444,560
Biological assets	6	—	—	3,209,059	2,573,041
Related party receivables	8	494,269	1,807,878	479,006	573,955
Deferred income taxes	9	—	—	4,032,292	3,751,335
Derivative assets		—	396,698	—	396,698
Other non-current assets		278,961	568,573	1,664,118	1,545,468
		7,052,016	8,527,238	18,130,818	17,285,057

Investments in equity-accounted investees, associates and joint venture	10	34,774,762	41,640,588	237,238	274,021
Property, plant and equipment	11	13,733,213	13,509,618	72,950,746	62,541,120
Right of use assets	12.1	194,295	135,801	9,888,317	8,257,855
Intangible assets	13	226,023	204,312	11,165,949	9,612,859
Goodwill	14	9,085,970	9,085,970	33,544,518	29,556,234
TOTAL NON-CURRENT ASSETS		65,066,279	73,103,527	145,917,586	127,527,146

TOTAL ASSETS		81,793,462	86,113,484	251,936,042	206,132,069

The accompanying notes are an integral part of these financial statements.

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	5,995,099	4,468,136	33,844,098	25,450,974
Supply chain finance	15	1,994,034	1,466,235	4,512,390	4,589,870
Loans and financing	16	113,677	1,297,393	12,906,149	4,316,360
Income taxes	17	—	—	1,442,971	403,022
Other taxes payable	17	187,836	238,006	704,277	697,157
Payroll and social charges	18	1,484,449	1,208,139	8,890,600	6,280,042
Lease liabilities	12.2	79,643	62,454	2,078,637	1,707,172
Dividends payable	19	2,218,300	160	2,220,687	1,938
Provisions for legal proceedings	20	—	—	1,738,822	955,866
Derivative liabilities		327,673	42,513	1,027,793	698,361
Other current liabilities		1,254,589	1,230,467	2,817,627	2,813,379
TOTAL CURRENT LIABILITIES		13,655,300	10,013,503	72,184,051	47,914,141

NON-CURRENT LIABILITIES
Loans and financings	16	6,509,313	11,950,708	106,771,172	92,505,465
Income taxes and other taxes	17	177,014	232,324	2,518,130	456,865
Payroll and social charges	18	1,814,171	1,965,664	2,184,137	2,374,674
Lease liabilities	12.2	144,826	88,576	8,658,990	7,206,761
Deferred income taxes	9	2,520,549	3,136,770	6,782,370	6,585,412
Provisions for legal proceedings	20	476,817	559,310	1,341,615	1,529,624
Related party payables	8	10,834,039	14,459,311	—	—
Derivative liabilities		618,479	—	619,766	—
Other non-current liabilities		262,087	356,179	505,385	560,821
TOTAL NON-CURRENT LIABILITIES		23,357,295	32,748,842	129,381,565	111,219,622

EQUITY	21
Share capital - common shares		23,576,206	23,576,206	23,576,206	23,576,206
Capital reserve		(747,381)	(773,537)	(747,381)	(773,537)
Other reserves		24,842	30,513	24,842	30,513
Profit reserves		18,347,227	15,379,953	18,347,227	15,379,953
Accumulated other comprehensive income		3,579,973	5,138,004	3,579,973	5,138,004
Attributable to company shareholders		44,780,867	43,351,139	44,780,867	43,351,139
Attributable to non-controlling interest		—	—	5,589,559	3,647,167
TOTAL EQUITY		44,780,867	43,351,139	50,370,426	46,998,306
TOTAL LIABILITIES AND EQUITY		81,793,462	86,113,484	251,936,042	206,132,069

The accompanying notes are an integral part of these financial statements.

Statements of income for the years ended at December 31, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023

NET REVENUE	22	63,367,034	51,434,387	416,952,002	363,816,537
Cost of sales	27	(51,823,064)	(43,403,640)	(354,179,035)	(324,167,540)
GROSS PROFIT		11,543,970	8,030,747	62,772,967	39,648,997

Selling expenses	27	(5,146,439)	(4,052,689)	(26,116,516)	(22,941,168)
General and administrative expenses	27	(3,306,197)	(2,797,753)	(12,305,265)	(11,547,075)
Other expenses	27.1	(22,680)	(22,853)	(1,045,457)	(613,091)
Other incomes	27.1	15,517	28,414	457,688	754,631
NET OPERATING EXPENSES		(8,459,799)	(6,844,881)	(39,009,550)	(34,346,703)

OPERATING PROFIT		3,084,171	1,185,866	23,763,417	5,302,294

Finance income	23	1,998,496	1,752,934	3,885,203	2,913,998
Finance expense	23	(5,613,471)	(4,382,475)	(12,848,343)	(9,661,982)
NET FINANCE EXPENSE		(3,614,975)	(2,629,541)	(8,963,140)	(6,747,984)

Share of profit of equity-accounted investees, net of tax	10	8,505,310	43,708	20,352	47,607
PROFIT (LOSS) BEFORE TAXES		7,974,506	(1,399,967)	14,820,629	(1,398,083)

Current income taxes	9	1,025,196	480,742	(4,881,916)	(338,457)
Deferred income taxes	9	616,221	(141,747)	765,281	1,007,395
TOTAL INCOME TAXES		1,641,417	338,995	(4,116,635)	668,938
NET INCOME (LOSS)		9,615,923	(1,060,972)	10,703,994	(729,145)

ATTRIBUTABLE TO:
Company shareholders		9,615,923	(1,060,972)	9,615,923	(1,060,972)
Non-controlling interest		—	—	1,088,071	331,827
		9,615,923	(1,060,972)	10,703,994	(729,145)

Basic and diluted earnings per share - common shares (R$)	24	4.34	(0.48)	4.34	(0.48)

The accompanying notes are an integral part of these financial statements.

Statements of comprehensive income for the years ended at December 31, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023

Net income (loss)		9,615,923	(1,060,972)	10,703,994	(729,145)

Other comprehensive income (loss)
Items that are or may be subsequently reclassified to profit or loss:
Gain (loss) on foreign currency translation adjustments		658,421	(611,874)	1,533,769	(741,988)
Gain (loss) on net investment in foreign operations		(2,313,093)	869,554	(2,313,093)	869,554
Gain on cash flow hedge		4,554	37,624	4,554	37,624
Deferred income tax on cash flow hedge		(1,548)	(12,792)	(1,548)	(12,792)
Other fair value adjustments through other comprehensive income		43,762	(63,631)	43,762	(63,631)
Items that will not be subsequently reclassified to profit or loss:
Gain associated with pension and other postretirement benefit obligations		63,550	29,234	90,527	35,679
Income tax on gain (loss) associated with pension and other postretirement benefit obligations		(13,677)	3,527	(16,382)	4,716
Total other comprehensive income (loss)		(1,558,031)	251,642	(658,411)	129,162
Comprehensive income (loss)		8,057,892	(809,330)	10,045,583	(599,983)

Total comprehensive income (loss) attributable to:
Company shareholders		8,057,892	(809,330)	8,057,892	(809,330)
Non-controlling interest		—	—	1,987,691	209,347
		8,057,892	(809,330)	10,045,583	(599,983)

The accompanying notes are an integral part of these financial statements.

Statements of changes in equity for the years ended at December 31, 2024 and 2023

In thousands of Brazilian Reais - R$

			Capital reserves				Profit reserves			Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal	Investments statutory	Tax incentive	VAE	FCTA	Retained earnings	Total	Non-controlling interest	Total equity
DECEMBER 31, 2022		23,576,206	211,879	(1,050,298)	30,464	36,497	2,801,185	11,848,048	4,003,823	174,904	4,711,458	—	46,344,166	3,464,765	49,808,931
Net income		—	—	—	—	—	—	—	—	—	—	(1,060,972)	(1,060,972)	331,827	(729,145)
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	(611,874)	—	(611,874)	(130,114)	(741,988)
Net exchange differences from translation of foreign operations taken to equity		—	—	—	—	—	—	—	—	—	869,554	—	869,554	—	869,554
Gain (loss) on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	24,832	—	—	24,832	—	24,832
Gains associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	32,761	—	—	32,761	7,634	40,395
Others comprehensive results		—	—	—	—	—	—	—	—	(63,631)	—	—	(63,631)	—	(63,631)
Total comprehensive income		—	—	—	—	—	—	—	—	(6,038)	257,680	(1,060,972)	(809,330)	209,347	(599,983)
Share-based compensation		—	—	34,418	—	—	—	—	—	—	—	—	34,418	6,737	41,155
Realization of other reserves		—	—	—	—	(5,984)	—	—	—	—	—	5,984	—	—	—
Investments statutory reserve		—	—	—	—	—	—	(3,370,639)	—	—	—	3,370,639	—	—	—
Tax incentive reserve		—	—	—	—	—	—	—	97,536	—	—	(97,536)	—	—	—
Dividends distributed		—	—	—	—	—	—	—	—	—	—	(2,218,116)	(2,218,116)	—	(2,218,116)
Prescribed dividends		—	—	—	—	—	—	—	—	—	—	1	1	—	1
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	(33,015)	(33,015)
Others		—	—	—	—	—	—	—	—	—	—	—	—	(667)	(667)
DECEMBER 31, 2023		23,576,206	211,879	(1,015,880)	30,464	30,513	2,801,185	8,477,409	4,101,359	168,866	4,969,138	—	43,351,139	3,647,167	46,998,306
Net income		—	—	—	—	—	—	—	—	—	—	9,615,923	9,615,923	1,088,071	10,703,994
Exchange variation in subsidiaries (3)		—	—	—	—	—	—	—	—	—	658,421	—	658,421	875,348	1,533,769
Exchange rate variation in investment (2)	21 e1	—	—	—	—	—	—	—	—	—	(2,313,093)	—	(2,313,093)	—	(2,313,093)
Gain (loss) on cash flow hedge, net of tax (5)	28a3.2.1	—	—	—	—	—	—	—	—	3,006	—	—	3,006	—	3,006
Gains associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	49,873	—	—	49,873	24,272	74,145
Other fair value adjustments through other comprehensive income (5)		—	—	—	—	—	—	—	—	43,762	—	—	43,762	—	43,762
Total comprehensive income		—	—	—	—	—	—	—	—	96,641	(1,654,672)	9,615,923	8,057,892	1,987,691	10,045,583
Stock option grant plan	25	—	—	70,643	—	—	—	—	—	—	—	—	70,643	14,958	85,601
Acquisition of Treasury Shares by Diamond Pork		—	—	(44,487)	—	—	—	—	—	—	—	—	(44,487)	(33,364)	(77,851)
Carrying out revaluation reserve	21 c	—	—	—	—	(5,671)	—	—	—	—	—	5,671	—	—	—
Legal reserve	21 d2	—	—	—	—	—	480,796	—	—	—	—	(480,796)	—	—	—
Investments statutory reserve	21 d3	—	—	—	—	—	—	5,271,005	—	—	—	(5,271,005)	—	—	—
Reserve of tax incentives in subsidiaries	21 d4	—	—	—	—	—	—	—	3,869,821	—	—	(3,869,821)	—	—	—
Distribution of interim dividends	19	—	—	—	—	—	—	(6,654,348)	—	—	—	—	(6,654,348)	—	(6,654,348)
Prescribed dividends		—	—	—	—	—	—	—	—	—	—	28	28	—	28
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	(23,102)	(23,102)
Purchase of acquired business		—	—	—	—	—	—	—	—	—	—	—	—	(3,939)	(3,939)
Others		—	—	—	—	—	—	—	—	—	—	—	—	148	148
DECEMBER 31, 2024		23,576,206	211,879	(989,724)	30,464	24,842	3,281,981	7,094,066	7,971,180	265,507	3,314,466	—	44,780,867	5,589,559	50,370,426

(1)	Refers to the purchase of PPC treasury shares and share-based payment expenses incurred from subsidiaries.

(2)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries

(3)	Mainly related to derivative financial instruments.

(4)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.

(5)	Refers to the hedge accounting mainly in the indirect subsidiary Seara Alimentos.

The accompanying notes are an integral part of these financial statements.

Statements of cash flows for the years ended at December 31, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023
Cash flows from operating activities
Net income (loss)		9,615,923	(1,060,972)	10,703,994	(729,145)
Adjustments for:
Depreciation and amortization	6, 11, 12 e 13	961,374	857,033	11,805,260	10,725,449
Expected credit losses	4	44,370	29,708	69,151	49,899
Share of profit of equity-accounted investees	10	(8,505,310)	(43,708)	(20,352)	(47,607)
Result on the sale of fixed assets		(41,706)	(9,526)	(47,429)	(72,216)
Income tax and social contribution	9	(1,641,417)	(338,995)	4,116,635	(668,938)
Net financial result	23	3,614,975	2,629,541	8,963,140	6,747,984
Share-based compensation		—	—	85,601	34,418
Provisions	20	81,502	236,133	255,784	527,427
Estimated losses for realizable value of inventories	5	10,350	(28,564)	85,717	(29,586)
DOJ and Antitrust agreements	20	—	—	1,430,803	510,230
Gain on bargain purchase		—	—	—	—
Impairment		—	—	152,816	154,797
Indemnity J&F		—	—	—	—
Fair value (market to market) of biological assets	6	—	—	(869,597)	442,841
Extemporaneous Litigation		356,500	—	356,500	—
Extemporaneous Reversal of Tax Credits		—	—	342,697	—
		4,496,561	2,270,650	37,430,720	17,645,553
Changes in assets and liabilities:
Trade accounts receivable		(2,201,915)	1,777,882	(2,015,120)	3,126,268
Inventories		(462,631)	610,963	(1,880,390)	2,345,294
Recoverable taxes		172,585	(547,360)	272,274	660,334
Other current and non-current assets		93,418	(23,428)	35,119	(189,778)
Biological assets		—	—	(2,853,040)	(2,645,955)
Trade accounts payable and supply chain finance		1,497,545	(124,416)	2,463,538	(4,118,275)
Taxes paid in installments		(327,354)	(240,688)	(327,359)	(240,688)
Other current and non-current liabilities		259,317	1,332,132	352,573	1,213,084
DOJ and Antitrust agreements payment		—	—	(979,724)	(442,854)
Income taxes paid		—	—	(1,944,975)	(355,000)
Changes in operating assets and liabilities		(969,035)	2,785,085	(6,877,104)	(647,570)
Cash provided by operating activities		3,527,526	5,055,735	30,553,616	16,997,983

Interest paid		(2,696,626)	(1,821,768)	(8,024,444)	(6,438,252)
Interest received		206,958	302,357	1,027,867	938,932
Net cash flows provided by operating activities		1,037,858	3,536,324	23,557,039	11,498,663

Cash flow from investing activities
Purchases of property, plant and equipment	11	(1,196,772)	(862,569)	(8,084,557)	(7,492,311)
Proceeds from sale of property, plant and equipment		103,021	224,896	259,792	359,703
(Purchases) Proceeds of intangible assets	13	(9,595)	(17,292)	(57,921)	(44,719)
Additional investments in subsidiaries		(2,882,452)	(9,934)	—	—
Acquisitions, net of cash acquired	10	—	680	(31,464)	(17,156)
Dividends received		56,883	62,500	56,883	62,500
Related party transactions		13,480,184	(8,952,846)	123,262	5,191
Other		—	—	—	102,511
Cash provided by (used in) investing activities		9,551,269	(9,554,565)	(7,734,005)	(7,024,281)

Cash flow from financing activities
Proceeds from loans and financings		2,847,396	14,989,339	16,539,973	44,700,803
Payments of loans and financings		(8,632,027)	(17,558,805)	(15,941,065)	(35,111,656)
Derivatives instruments settled		(825,178)	(62,308)	(1,255,807)	(58,049)
Margin cash		(112,882)	15,680	113,712	(130,759)
Dividends paid	19	(4,436,392)	(2,218,116)	(4,436,392)	(2,218,116)
Dividends paid to non-controlling interest		—	—	(22,847)	(29,565)
Capital reduction in controlled companies		—	13,184,553	—	—
Acquisition of Treasury Shares by Diamond Pork		(44,487)	—	(44,487)	—
Payments of leasing contracts		(87,627)	(52,232)	(2,250,203)	(2,141,748)
Cash provided by (used in) financing activities		(11,291,197)	8,298,111	(7,297,116)	5,010,910

Effect of exchange rate changes on cash and cash equivalents		768,610	82,466	4,113,217	(545,045)
Net change in cash and cash equivalents		66,540	2,362,336	12,639,135	8,940,247
Cash and cash equivalents beginning of period		4,458,670	2,096,334	22,122,405	13,182,158
Cash and cash equivalents at the end of period		4,525,210	4,458,670	34,761,540	22,122,405

Non-cash transactions:
		Company		Consolidated
	Note	2024	2023	2024	2023
Non-cash additions to right of use assets and lease liabilities CPC 6 and IFRS 16	12	170,681	138,324	2,744,084	2,444,826
Capitalized interests	11	33,364	130,127	168,817	(346,155)
Decrease in share capital subsidiaries through assumption of debt		—	10,063	—	—
Provisioned and prescribed dividends		28	1	28	(3,449)
Interim dividends	19	2,218,116		2,218,116
Capital reduction in subsidiaries through debt assumption		(18,977,923)	—	—	—
Completion of Construction for Fixed Asset		65,365	—	65,365	—

The accompanying notes are an integral part of these financial statements.

Economic value added the years ended at December 31, 2024 and 2023

In thousands of Brazilian Reais - R$

	Company		Consolidated
	2024	2023	2024	2023
Revenue
Sales of goods and services	64,533,237	52,459,326	421,230,380	367,737,057
Other income (expense)	11,996	38,662	87,188	280,042
Expected credit losses	(44,370)	(29,708)	(68,662)	(49,899)
	64,500,863	52,468,280	421,248,906	367,967,200
Goods
Cost of services and goods sold	(45,792,237)	(38,919,768)	(253,206,475)	(233,378,966)
Materials, energy, services from third parties and others	(8,760,332)	(7,260,130)	(73,839,426)	(67,754,020)
Loss / Recovery of assets	—	—	—	(27,006)
	(54,552,569)	(46,179,898)	(327,045,901)	(301,159,992)

Gross added value	9,948,294	6,288,382	94,203,005	66,807,208

Depreciation and Amortization	(961,374)	(857,033)	(11,805,260)	(10,724,439)

Net added value generated	8,986,920	5,431,349	82,397,745	56,082,769

Net added value by transfer
Share of profit of equity-accounted investees, net of tax	8,505,310	43,708	20,352	47,607
Financial income	1,998,496	1,752,934	3,885,203	2,913,998
Others	6,699	3,004	(250,001)	(35,608)
	10,510,505	1,799,646	3,655,554	2,925,997

NET ADDED VALUE TOTAL TO DISTRIBUTION	19,497,425	7,230,995	86,053,299	59,008,766

DISTRIBUTION OF ADDED VALUE
Labor
Salaries	4,651,028	3,025,499	43,996,070	37,020,838
Benefits	582,682	493,550	8,976,040	7,685,579
FGTS (Brazilian Labor Social Charge)	37,529	198,868	413,034	533,796
	5,271,239	3,717,917	53,385,144	45,240,213
Taxes and contribution
Federal	(2,385,895)	(508,581)	4,336,331	389,017
State	1,345,259	737,338	3,302,592	2,379,326
Municipal	41,040	24,859	42,391	26,325
	(999,596)	253,616	7,681,314	2,794,668
Capital Remuneration from third parties
Interests and exchange variation	5,343,496	4,156,784	12,429,405	9,207,319
Rents	44,016	43,716	1,104,208	818,041
Others	222,347	119,934	749,234	1,677,670
	5,609,859	4,320,434	14,282,847	11,703,030
Owned capital remuneration
Net income (loss) attributable to company shareholders	9,615,923	(1,060,972)	9,615,923	(1,060,972)
Non-controlling interest	—	—	1,088,071	331,827
	9,615,923	(1,060,972)	10,703,994	(729,145)
ADDED VALUE TOTAL DISTRIBUTED	19,497,425	7,230,995	86,053,299	59,008,766

The accompanying notes are an integral part of these financial statements.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

1	Operating activities

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The Company has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Brasil, Bolsa e Balcão) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”. The consolidated financial statements comprise the Company and its subsidiaries (collectively, the ‘Company’) for the year ended December 31, 2024 and were authorized by the Board of Directors on March 25, 2025.

These financial statements include the Company’s operations in Brazil as well as the activities of its subsidiaries. Below is a summary of the Company’s main operating activities by entity and geographic location, as well as the ownership percentage of interest in the main subsidiaries as of December 31, 2024 and 2023:

At the Company:

Description	Activities	Units	Country

JBS S.A. (JBS, Company)	- Beef processing: slaughtering, refrigerating, industrializing and production of canned beef by-products.	69	Brazil
	- Leather production, processing and commercialization.
	- Production and commercialization of steel cans, plastic resin, soap base for production, soap bar, biodiesel, glycerin, olein, oily acid, collagen and wrapper derived from cattle tripe; industrial waste management; purchase and sale of soy beans, tallow, palm oil, caustic soda, stearin; transportation services; dog biscuits; eletric power production, cogeneration and commercialization.
	- Distribution centers and harbors.	16

Consolidated: Main activities in Brazil

Description	Activities	Units	Country	Participation	December 31, 2024	December 31, 2023

Seara Alimentos Ltda. (Seara Alimentos)	- Chicken and pork processing: raising, slaughtering and processing of broiler chickens and hogs; production and commercialization of beef and food products; and production of pet food and concentrates.	50	Brazil	Indirect	100%	100%
	- Distribution centers, transportation services and harbors.	27
	’- Direct sales to customers of beef and by-products in stores named “Mercado da Carne”.	528
Meat Snacks Partners do Brasil Ltda (Meat Snacks)	- Beef Jerky production.	2		Indirect	50%	50%
JBS Confinamento Ltda. (JBS Confinamento)	- Cattle fattening services.	10		Direct	100%	100%
Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A (Pot Of)	- Manufacture of frozen food and ready meals. - Wholesale of food products in general.	1		Direct	100%	100%

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Consolidated: Main activities outside of Brazil

Description	Activities	Units	Country	Participation	December 31, 2024	December 31, 2023

JBS USA Holding Lux, S.à.r.l. (JBS USA)	- Beef processing: slaughtering, refrigerating, industrializing and, production of by-products; - Cattle fattening services; - Transportation services.	56	Australia, Canada, France, Mexico, New Zealand, Netherlands, United Kingdom and United States of America.	Indirect	100%	100%
	- Pork processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	64
	- Chicken processing: raising, slaughtering and processing of broiler chickens, production and commercialization of by-products derived and prepared meal from processing operations.	159
	- Fishing processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.	2
	- Plant based processing: industrializing and commercialization of by-products derived from processing operations.	3
JBS Global (UK) Ltd. (JBS Global UK)	- Trading fresh and processed beef, pork, lamb, chicken and fish products for the European market.	1	United Kingdom	Indirect	100%	100%
JBS Toledo NV (Toledo)	-Trading operations for the European market; cooked frozen meat commercialization; logistic operations; warehousing.	1	Belgium	Direct	100%	100%
Rigamonti Salumificio SpA (Rigamonti)	’-Production and commercialization of bresaola, Prosciutto di San Daniele D.O.P. (raw ham) and Prosciutto di Parma D.O.P.(raw ham) and pork products: ham, cooked ham, mortadella, among others.	9	Italy and United States of America.	Indirect	100%	100%
Conceria Priante (Priante)	- Semi-finished and finished leather production.	1	Italy	Direct	100%	100%
JBS Leather International (Leather International)	- Wet blue, semi-finished and finished leather production.	7	Argentina, Germany, China, Mexico, Uruguay and Vietnam.	Direct	100%	100%
Seara Holding Europe B.V. (Seara Holding)	- Animal protein products trading, industrializing and commercialization of by-products derived from processing operations.	14	China, Netherlands, Saudi Arabia, South Africa, United Arab Emirates, United Kingdom and Singapure.	Indirect	100%	100%

1.1 Key Operational Events During the Fiscal Year:

1.1.1 Non-Material Acquisitions

The Management has defined as material, for the purposes of business combination disclosure, acquisitions with total assets exceeding US$50 million (equivalent to R$309.615 as of December 31, 2024). During the year ended December 31, 2024, there were no relevant acquisitions that warranted disclosure in the business combination explanatory note. However, the Company carried out smaller acquisitions, as detailed below:

Acquisition of Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A. (Pot Of)

On March 12, 2024, the indirect subsidiary Seara Alimentos Ltda. acquired control of Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A., a company specialized in the manufacturing and distribution of frozen foods and ready-to-eat meals. The transaction involved the subscription and payment of 376,154 nominal shares, and 480,006 common shares. With this transaction, Seara became the owner of 51% of the company’s share capital.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Acquisition of Mada Araújo Asset & Port Management Ltda.

On May 24, 2024, the indirect subsidiary Seara Alimentos Ltda. acquired control of Mada Araujo Asset & Port Management Ltda. (JBS Terminals), holding 70% of its shares. The company operates as a temporary leaseholder of part of the Itajaí Port – SC and was selected in the ANTAQ Public Tender Process No. 01/2023 to temporarily operate a public area and infrastructure designated for containerized and general cargo handling and storage. Following the acquisition, the company’s corporate name was changed to JBS Terminais Ltda.

Acquisition of Agro Alfa Indústria e Comércio Ltda.

On May 29, 2024, the indirect subsidiary Seara Alimentos Ltda. acquired 100% of the share capital of Agro Alfa Indústria e Comércio Ltda., an agro-industrial company specializing in the processing, manufacturing, and commercialization of products, by-products, flours, and animal-based oils.

1.2 Subsequent Events:

New Issuance of Senior Notes (Bonds):

On January 6, 2025, the Company, through its indirect subsidiaries JBS USA Holding Lux S.a.r.l, JBS USA Food Company, and JBS USA Foods Group Holdings, Inc. (together, the “Issuers”), announced the pricing of its senior notes to be offered in the international market, totaling US$1.75 billion (equivalent to R$10.83 billion). The issuance was divided into two series: US$1.0 billion (R$6.19 billion) with an interest rate of 5.95% per annum maturing in 2035, and US$750 million (R$4.64 billion) with an interest rate of 6.375% per annum maturing in 2055. The offering was completed on January 21, 2025. Additionally, the Issuers entered into a registration rights agreement, committing to file an exchange offer with the U.S. Securities and Exchange Commission (SEC) and complete it within 365 days. The funds raised will be used to repay short-term debts and for other corporate purposes.

Investment in Mantiqueira Alimentos Ltda.:

On January 27, 2025, the Company entered into an investment agreement with Mantiqueira Alimentos Ltda., acquiring 48.5% of its total share capital and 50% of its voting shares. Mantiqueira Alimentos Ltda. is a leader in the cage-free and organic egg segment, employing over 3,000 people and producing approximately 4 billion eggs annually. The transaction marks the Company’s entry into the egg sector, aligned with its strategy of diversifying and expanding its global protein platform. On February 26, 2025, the acquisition was approved without restrictions by the CADE (Administrative Council for Economic Defense). The closing of the transaction is subject to the fulfillment of precedent conditions applicable to transactions of this nature.

Agribusiness Receivables Certificates (CRA):

On January 28, 2025, three series of Agribusiness Receivables Certificates (CRAs) were issued by the indirect subsidiary Seara Alimentos Ltda., guaranteed by JBS S.A., with maturities scheduled for 2035, 2045, and 2055, totaling a principal amount of R$805 million. The offering was completed on March 6, 2025. The funds raised will be used to finance the purchase of grains.

Change in the Structure of JBS S/A:

On February 13, 2025, the Company announced that Gilberto Xandó, President of JBS Brazil, assumed the position of President of Wild Fork North America, an indirect subsidiary of JBS Investments Luxembourg. Wild Fork offers over 700 products in its physical and online stores, including proteins, side dishes, ready-to-eat meals, vegetables, bread, desserts, seasonings, and sauces. Gilberto Tomazoni assumed the dual role of President of JBS Brazil.

Conditional Partial Redemption of JBS USA’s 5.500% Senior Notes due 2030:

On March 21, 2025, JBS USA Food Company sent a conditional notice of redemption to redeem US$850.0 million aggregate principal amount of its 5.500% Senior Notes due 2030 (the “2030 Notes”). The redemption is conditioned upon the payment by Pilgrim’s Pride to its shareholders of a special cash dividend of $6.30 per share, which will be payable on or around April 17, 2025. The redemption is expected to occur on May 1, 2025, subject to the payment of the cash dividend by Pilgrim’s Pride being satisfied. The redemption price for the 2030 Notes will be equal to 102.750% of the principal amount of the 2030 Notes to be redeemed plus, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Proposal to Pay Dividends:

On March 25, 2025, JBS S.A.’s board of directors approved a proposal to distribute dividends from profit reserves with respect to the 2024 fiscal year in the amount of R$4.4 billion (equivalent to US$716.4 million considering the exchange rate on December 31, 2024), corresponding to R$2.00 (equivalent to US$0.32 considering the exchange rate on December 31, 2024) per common share. These dividends are subject to approval at JBS S.A.’s annual general shareholders’ meeting expected to be held on April 29, 2025.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

2	Basis of preparation and presentation of financial statements

The financial statements have been prepared and are presented in accordance with the accounting practices adopted in Brazil (BRGAAP), based on the provisions of the Brazilian Corporate Law, pronouncements, guidance, and interpretations issued by the Accounting Pronouncements Committee – CPC, standards issued by the Brazilian Securities and Exchange Commission – CVM, and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). The accounting practices adopted in Brazil require the presentation of the Statement of Value Added (DVA), both individual and consolidated, while IFRS does not mandate its presentation. Therefore, the DVA is presented as supplementary information, without prejudice to the overall set of financial statements. The parent company’s individual financial statements are labeled as “Parent Company” and the consolidated financial statements are labeled as “Consolidated.”

In order to provide an understanding of how Management forms its judgments regarding future events, including the assumptions used in estimates and the sensitivity of these judgments to different variables and conditions, the main accounting policies are presented below.demonstrated the most significant policies:

2.1	Functional and representation currency

These consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, except when indicated otherwise.

2.2	Translation of subsidiaries financial statements

The consolidated financial statements of foreign subsidiaries are prepared using each subsidiary’s respective functional currency. The results and financial position of all entities with a functional currency different from its immediate parent’s functional currency and the Company’s presentation currency (R$) are translated into the parent’s functional and Company’s presentation currency as follows:

i. assets and liabilities are translated at the current rate at the date of each closing period;

ii. income and expenses are translated at the average rate at the date of each closing period;

iii. all exchange rate translation differences are recognized in other comprehensive income (loss), and are presented in the statement of comprehensive income (loss) as foreign currency translation adjustments; and

iv. foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, under the caption “Finance income” or “Finance expense”.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

2.3	Individual financial statements

The individual financial statements presents the evaluation of investments in associates, subsidiaries and joint ventures by the equity method. In order to reach the same income statement and equity attributable to the Company shareholders in the individual and consolidated financial statements, the same adjustments of accounting practices upon the adoption of IFRS and CPCs, were done on both financial statements. The carrying value of these investments includes the breakdown of acquisition costs and goodwill.

2.4	Consolidated financial statements

The Company consolidates all majority-owned subsidiaries. The Company controls an entity when the Company is exposed to or has rights to variable returns resulting with its involvement with the entity and has the ability to affect those returns through its ownership over the entity. Subsidiaries are consolidated from the date that the control is obtained by to the Company. Consolidation is discontinued from the date that control ceases.

2.5	New IFRS pronouncements, issues, amendments and interpretations issued by the IASB applicable to the CPC that have been and will be adopted by the Company

a.	Standards, amendments and interpretations recently issued and adopted by the Company

IAS 1/CPC 26 - Presentation of financial statements

The amendments issued in 2020 and 2023 aim to clarify the requirements for determining whether a liability is current or non-current and mandate new disclosures for non-current liabilities subject to future covenants. These amendments apply to annual periods beginning on or after January 1, 2024. The Company has reviewed these amendments and has not identified any impacts resulting from them.

IAS 1/CPC 26 and IFRS 7/CPC 40 – Supplier Financing Arrangements (“Supply Chain Financing” or “Reverse Factoring”)

From January 1, 2024, the amendments are intended to enhance the transparency and comparability of financial information related to supply chain financing arrangements, where suppliers are financed through financial institutions. Companies are required to disclose the terms and conditions of such arrangements, the exposure to supply chain financing in the cash flow statement and balance sheet, and the factors affecting liquidity risks related to these arrangements. The Company has adjusted its explanatory note disclosures in accordance with the requirements of this standard.

b.	New Accounting Pronouncements and Interpretations Yet to Be Adopted by the Company

IAS 21/CPC 02 – The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements

Effective January 1, 2025, this amendment establishes accounting requirements for situations where a functional currency cannot be exchanged into other currencies. In such cases, the Company must use the most recent observable exchange rate to translate the results and financial position of the foreign operation into its presentation currency. The entity must also disclose the exchange rate used, the date it was observed, and the reasons why the currency is not exchangeable. The Company is closely monitoring discussions on this amendment and, to date, has not identified any impacts resulting from it.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

IFRS 18 - Presentation and Disclosure of Financial Statements.

As of January 1, 2027, IFRS 18 will replace CPC 26/IAS 1 Presentation of Financial Statements. The new standard introduces the following new requirements main requirements;

- Companies are required to classify all income and expenses into five categories in the profit and loss statement, namely the categories operating, investment, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. profit subtotal. Entities’ net income will not change.

- Performance measures defined by management are disclosed in a single note in the financial statements.

- Enhanced guidance will be provided on how to group information in the financial statements.

In addition, all entities are required to use the subtotal of operating profit as the starting point for the cash flow statement when presenting operating cash flows using the indirect method.

The Company is still in the process of evaluating the impact of the new standard, and will adjust the disclosure in accordance with the standard’s requirement in the annual financial statements in the period in which they are issued. in the annual financial statements during the period in which it is required.

2.6	Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires the use of estimates and judgment by management in the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates depending upon the variables, assumptions or conditions used by management.

Judgments: Information about the judgments made in applying the accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements is included in the following notes:

a. Net revenue – transfer of control (note 22);

b. Share-based compensation (note 25);

c. Deferred and current income taxes – uncertain tax treatments (note 9)

Assumptions and estimates uncertainties: Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

a. Fair value measurement for biological assets (note 6);

b. Recognition and realization of deferred income taxes assets (note 9);

c. Impairment of financial assets (note 4);

d. Key assumptions underlying the impairment test of goodwill, property, plant and equipment and intangible assets (note 14, 11 e 13);

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

e. Key assumptions about the likelihood and magnitude of an outflow of resources related to the provision for legal proceedings (note 20);

f. Derivative financial instruments and hedge accounting (note 28).

The Company periodically reviews the estimates and assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

3	Cash and cash equivalents

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less, readily convertible to known amounts of cash and which are subject to an immaterial risk of changes in fair value to be cash equivalents. The carrying value of these assets approximates their fair values.

Margin cash: The Company is required to maintain cash balances with a broker as collateral for exchange-traded futures contracts. These balances are classified as margin cash as they are not available for use by the Company to fund daily operations. The balance of margin cash also include investments in Treasury Bills, linked to the Consumer Price Index - Consumer Price Index (“CPI”), that protect against the risk of inflation (or deflation) when held to maturity. The cash is redeemable when the contracts are settled, therefore they are not considered as cash and cash equivalents.

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2021
Cash on hand and at banks	1,805,546	531,461	13,609,569	8,863,520
CDB (bank certificates of deposit) and National Treasury Bill (Tesouro Selic) (1)	2,719,664	3,927,209	21,151,971	13,258,885
Cash and cash equivalents total	4,525,210	4,458,670	34,761,540	22,122,405

Margin cash	—	—	645,361	88,068
Treasury bills	177,636	64,754	200,220	553,215
Margin cash total	177,636	64,754	845,581	641,283
Total	4,702,846	4,523,424	35,607,121	22,763,688

(1)	CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

At December 31, 2024, the availability under Brasil revolving credit facilities was US$500million (R$3.1 billion at December 31, 2024) and US$450 million (R$2.18 billion at December 31, 2023). In the United States the revolving credit facilities at December 31, 2024, was US$2.9 billion (R$18 billion at December 31, 2024) and US$2,9 billion (R$14 billion at December 31, 2023).

4	Trade accounts receivable

Trade accounts receivable correspond to amounts owed by customers in the ordinary course of business. If the receivable is due within one year or less the account receivable is classified as a current asset, otherwise the receivable is classified as a non-current asset. Accounts receivables are presented at amortized cost less any impairment. Accounts receivable denominated in currencies other than the entities’ functional currency are remeasured using the exchange rate in effect at the end of the reporting period. The age of accounts receivable along with the expected credit losses and present value adjustment are as follows:

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Receivables not due yet
Domestic	1,862,524	746,465	12,351,574	9,296,795
Foreign	3,173,479	1,626,049	7,285,879	4,127,529
Subtotal	5,036,003	2,372,514	19,637,453	13,424,324
Overdue receivables:
From 1 to 30 days	357,595	155,627	2,753,633	1,925,636
From 31 to 60 days	100,778	50,765	379,673	451,089
From 61 to 90 days	23,200	6,018	127,583	142,768
Above 90 days	348,353	233,938	810,229	911,619
Expected credit losses	(332,769)	(232,988)	(551,484)	(411,088)
Adjustment to present value	(7,908)	(10,451)	(25,503)	(28,199)
Subtotal	489,249	202,909	3,494,131	2,991,825
Trade accounts receivable, net	5,525,252	2,575,423	23,131,584	16,416,149

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Adjustment to present value: The Company discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest used to calculate the present value of outstanding receivables on December 31, 2024 were 0,46% (1.2% at December 31, 2023). Realization of the present value adjustment is recognized as an offsetting item to sales revenue.

The Company and its subsidiaries carry out credit assignment operations with financial institutions, which acquire credits held against certain third party in the domestic and foreign markets. The assignments are negotiated without any right of recourse, through the definitive transfer of the risks and benefits of the receivables to the institutions.

Within trade accounts receivable, the diversity of the portfolio significantly reduces overall credit risk. To further mitigate credit risk, parameters have been put in place when credit is provided to customers such as requiring minimum financial ratios, analyzing the operational health of customers, and reviewing references from credit monitoring entities. The Company does not have any customer that represents more than 10% of its trade receivables or revenues.

Expected credit losses are estimated based on an analysis of the age of the receivable balances and the client’s current situation. The resulting bad debt expense and the reversal of this expenses are recognized in the statement of income within “Selling Expenses”. The Company writes-off accounts receivables when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected. Below are the changes in the expected credit losses:

Changes in expected credit losses:	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Balance at the beginning of the period	(232,988)	(252,719)	(411,088)	(431,170)
Additions	(44,370)	(29,708)	(69,151)	(49,899)
Write-offs (Reversals)	17,132	34,052	28,091	49,809
Exchange rate variation	(72,543)	15,387	(99,336)	20,172
Balance at the end of the period	(332,769)	(232,988)	(551,484)	(411,088)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

5	Inventories

Inventories are stated at the lower of the average cost of acquisition or production and their net realizable value. In the case of finished products and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity, such as purchased raw materials, livestock purchase costs, livestock grow out costs (primarily feed, livestock grower pay and catch and haul costs), labor, manufacturing and production overheads. Biological assets are reclassified to work in progress inventory at the time of slaughter based on their carrying amounts, which is historical cost as described in accounting policies in Note 6 - Biological assets.

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Finished products	2,785,220	2,514,584	18,690,228	14,990,882
Work-in-process	680,823	673,840	3,046,702	2,837,178
Raw materials	694,130	523,377	5,250,509	3,674,716
Supplies	308,305	304,396	4,073,068	3,193,807
	4,468,478	4,016,197	31,060,507	24,696,583

During the fiscal years ended in December 31, 2024 and 2023, the Company recognized the net realizable value of inventories, whose additions and write-offs were recorded in cost of goods sold, in the amounts of R$(10.350) and R$28,564, respectively, in the Parent Company, and R$(85,717) and R$29.587, respectively, in the Consolidated.

6	Biological assets

The Group’s Live animals are represented by cattle, poultry, swine, and fish, categorized as either consumable or production animals. Animals for slaughter are intended for the production of fresh meat and/or processed products and are classified as immature until they reach the appropriate weight for slaughter. The slaughtering and production processes occur sequentially within an extremely short time frame, and as a result, only the live animals transferred for slaughter in the processing plants are classified as mature. Reproduction animals (breeding stock) are those whose function is to produce other biological assets. Until these animals reach reproductive age, they are classified as immature, and once they are ready to begin the reproductive cycle, they are classified as mature.

Biological assets (live animals) are measured at their fair value, using the cost or income approach technique to live animals, depending of the asset (live animals). In determining the fair value of live animals, all losses inherent to the breeding process are already considered. For assets kept for production the cost is amortized over time, considering the reduction already recognized during its life cycle.

The fair value measurement of biological assets falls under Level 2 for assets where the availability of prices for similar assets in active markets or observable data that are not directly the prices of the specific asset exist and Level 3 for asset with unobservable inputs such as weight, storage costs, medications, among others.

Chicken and eggs:

Current (consumable) - Refers to broiler chickens that will be slaughtered upon maturity. Broiler chickens remain in development for a period of 30 to 48 days to produce fresh meat and/or commercialized products. The eggs remain in incubation between 21 to 25 days.

Non-current (bearer assets) - Refers to breeder chickens that are set aside for breeding and have an estimated useful life of 68 weeks (476 days). The animals in this category are segregated between mature, when they are in the breeding stage and immature when they are under development. The costs associated to breeder chickens are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce eggs (mature). Amortization of the mature hen is included under the caption “Cost of sales” in the statement of income.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Cattle:

Current (consumable) - Refers to owned cattle in feedlots and grass-fed cattle which remains under development for 90 to 120 days.

Non-current (bearer assets) - Refers to breeder bulls that are set aside for breeding and have an estimated useful life of 5 years (1,825 days). The costs associated to breeder bulls are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce new assets (cattle). Amortization of mature bulls is included under the caption “Cost of sales” in the statement of income.

Hogs:

Current (consumable) - Refers to hogs that will be slaughtered upon maturity. Hogs remain in development for a period of 170 to 175 days to produce fresh meat and/or industrialized products.

Non-current (bearer assets) - Refers to hogs that are set aside for breeding which have an estimated useful life of 27 months (810 days). The costs associated with breeder hogs are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets (hogs). Amortization of breeder hogs is included under the caption “Cost of sales” in the statement of income.

Fish and eggs:

Current (consumable) - Refers to live fish weighing more than 1kg that are destined for slaughter after the maturation period. fish at this stage are measured at fair value less cost to sell.

Non-current (developing stage) - Refers to eggs, juveniles, smolt and live fish below approximately 1kg. The estimated time period for eggs to develop to fish being placed at sea is approximately 24 months. These biological assets are measured at cost.

Non-current (bearer assets) - Refers to breed stock that are set aside for breeding which have an estimated useful life of 3 years (1,095 days). The costs associated with breed stock fish are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets (eggs). Amortization of breed stock fish is included under the caption “Cost of goods sold” in the statement of income.

	Consolidated
Current biological assets (consumable):	December 31, 2024		December 31, 2023
	Amount	Quantity (thousands)	Amount	Quantity (thousands)

Chicken and eggs	3,704,432	553,455	3,318,541	560,414
Cattle	425,963	64	302,855	19
Hogs	4,527,215	8,153	3,757,454	8,516
Lamb	1,170	1	610	1
Fish (biomass - kg)	1,299,819	23,525	909,588	21,678
Total current	9,958,599		8,289,048

	Consolidated
Non-current biological assets (bearer assets):	December 31, 2024		December 31, 2023
	Amount	Quantity (thousands)	Amount	Quantity (thousands)

Mature chickens breeding stage	1,264,216	26,052	1,021,615	23,745
Immature chickens in development and eggs	1,175,070	16,362	884,705	16,867
Cattle	13,778	1	12,268	1
Hogs	661,296	680	562,367	670
Mature fish (kg)	7,295	51	11,343	84
Immature fish in development (kg) and eggs	76,611	574	68,456	514
Eucalyptus forests (hectares)	10,793	938	12,287	1,057
Total non-current	3,209,059		2,573,041

Total of biological assets:	13,167,658		10,862,089

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
Changes in biological assets:	Current		Non-current
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Balance at the beginning of the period	8,289,048	9,710,693	2,573,041	2,619,066
Business combination	—	(127,014)	—	—
Increase by reproduction born and cost to reach maturity	57,575,342	63,512,328	7,356,699	4,091,412
Reduction for slaughter, sale or consumption	(65,329,980)	(67,522,191)	(364,609)	(332,334)
Increase by purchase	2,347,876	1,995,067	1,267,712	901,673
Changes fair value	870,652	(446,309)	(1,055)	3,468
Transfer between current and non-current	4,906,397	1,537,427	(4,906,397)	(1,537,427)
Exchange rate variation	1,299,264	(370,953)	451,896	(135,622)
Amortization	—	—	(3,168,228)	(3,037,195)
Balance at the end of the period	9,958,599	8,289,048	3,209,059	2,573,041

7	Recoverable taxes

Recoverable taxes as of December 31, 2024 and 2023 was comprised of the following:

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Value-added tax on sales and services - ( ICMS/IVA/VAT/GST)	784,609	1,128,414	4,029,501	4,452,222
Social contribution on billings - PIS and COFINS	1,888,070	1,751,100	2,505,857	2,432,254
Withholding income tax - IRRF/IRPJ	5,381,306	4,333,343	5,945,608	5,792,623
Excise tax - IPI	17,892	22,645	100,166	106,528
Reintegra	30,577	29,904	47,414	43,111
Other	24,217	26,568	66,799	67,556
	8,126,671	7,291,974	12,695,345	12,894,294
Breakdown
Current	1,847,885	1,537,885	3,949,002	4,449,734
Non-current	6,278,786	5,754,089	8,746,343	8,444,560
	8,126,671	7,291,974	12,695,345	12,894,294

Value-added tax on sales and services (ICMS/ IVA / VAT / GST): Refers to excess credits derived from purchases of raw materials, packaging and other materials over tax charges due on domestic sales, since exports are exempt. Since these credits do not expire, the Company expects to recover the total amount of the tax credit, including Brazilian ICMS credits from other states (based on the difference between the statutory rate of tax and the effective rate for ICMS collection in the state of origin) either through offsetting tax charges on domestic sales or through purchases of fixed assets, packaging, electricity, and other vendors.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Social contribution on billings - PIS and COFINS: Refers value added taxes (non-cumulative PIS and COFINS credits) arising from purchases of raw materials, packaging and other materials used in products sold in markets outside of Brazil. Such credits do not expire and can be offset against other federal taxes, such as income taxes, or used to settle, administrative or judicial proceedings. The Company started to offset the PIS and COFINS credits generated, starting in August 2018 with social security debts.

Withholding income tax - IRRF/IRPJ: Composed mainly of IRPJ (Corporate Income Tax) credit arising from income tax paid by foreign subsidiaries, which has no statute of limitations. On a consolidated basis, this credit as of December 31, 2024, represents a balance of R$5,315,218, consisting of a credit of R$10,029,530 and a provision under IFRIC 23/CPC 22 amounting to R$4,714,311. As of December 31, 2023, it represents a balance of R$4,290,022, consisting of a credit of R$9,160,752 and a provision under IFRIC 23/CPC 22 amounting to R$4,870,730.

The IFRIC 23/CPC 22 provision was recognized due to the tax treatment of profits from foreign affiliates located in countries with international treaties, creating uncertainty regarding the interpretation of this approach by the tax authority. The Company measured and recorded the impact of this uncertainty using the method that best predicts the resolution of the uncertainty. Consequently, this provision was accounted for by reducing the total existing credits, reflecting the expected effect in the original calculation and the eventual conclusion of the uncertainty.

Excise tax – IPI: Refers to value added taxes incurred upon the production of goods in Brazil. The rates may differ according to the type of product, volume or selling price. These credits do not expire and can be used to pay other federal taxes or reimbursed in cash.

Reintegration of the Special Tax Values - Reintegra: Refers to tax incentives for exports which can be fully or partially reimbursed in cash. Tax credit amounts are calculated by multiplying the statutory rate by gross revenue from the export of certain commercial products. These credits do not expire and can be offset against other federal taxes, such as income taxes, or reimbursed in cash.

8	Related parties transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for any period, arise from to transactions between related parties or at under market conditions and prices. Transference of costs includes borrowing costs, interest and exchange, when applicable. The following table includes balances and net effect on income of intercompany financing transactions between the Company and its subsidiaries:

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Related party receivables	494,269	1,807,878	479,006	573,955
Related party payables	(10,834,039)	(14,459,311)	—	—
	(10,339,770)	(12,651,433)	479,006	573,955

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

		Costs transfer (administrative	Statement of financial position accounts		Financial income (expense)
8.1 Company	Currency	and funding)	December 31, 2024	December 31, 2023	2024	2023

a) Direct subsidiaries
Brazservice Ltda.	R$	CDI + 1% a.a.	—	—	—	1,546
Enersea Ltda.	R$	CDI + 1% a.a.	—	—	—	4
JBS Embalagens Metálicas Ltda	R$	CDI + 1% a.a.	2,188	54	161	5
JBS Confinamento Ltda.	R$	CDI + 1% a.a.	1,075	(3,784)	584	14,713
JBS Investments Luxembourg S.à.r.l. (1)	US$	2,52% a 6,09% a.a.	(10,660,515)	(8,057,016)	(308,296)	(237,830)
b) Indirect subsidiaries
Seara Holding Ltda. (2)	R$	-	—	(6,398,511)	—	—
JBS Leather Paraguay Srl	GUA	7% a.a.	12,000	9,642	474	375
Seara Alimentos Ltda.	R$	CDI + 1% a.a.	(173,524)	1,224,227	(237,593)	(653,805)
JBS Luxembourg S.à.r.l	US$	1,83% a 7,30% a.a.	—	—	—	(74,948)

8.2 Consolidated

a) Other related parties
J&F Investimentos S.A.	R$	IPCA	479,006	570,936	16,225	14,620
J&F Oklahoma Holdings, Inc.	R$	3.4%(*)	—	—	—	6,962
Flora Produtos de Higiene e Limpeza S.A.	R$	Selic	—	3,019	73	—
Total Company			(10,339,770)	(12,651,433)	(528,372)	(928,358)

(1)	Refers to the balance of export prepayment (PPE) payable to the direct subsidiary JBS Investments Luxembourg S.à.r.l.

(2)	Refers to the settlement through a capital reduction of the assignment of the current account between the indirect parent company of Seara Alimentos Ltda. and its parent company, Seara Holding Ltda.

(3)	Refers to the agreement entered into between JBS S.A., J&F Investimentos S.A., and certain former executives of the Company, which represents the definitive resolution of the litigation subject to Arbitration Process CAM No. 186/21. Under the agreement, J&F committed to settle the matter in accordance with the terms and conditions specified in the agreement. On December 27, 2024, the Company received the amount of R$119,751 as a result of this agreement.

Operations in direct and indirect subsidiaries refer to remittances for working capital that will be and/or have been settled with a capital increase/reduction, distribution of dividends, or cash.

Related party receivable

	Consolidated
	December 31, 2024	December 31, 2023
J&F Investimentos S.A.	479,006	570,936
Flora Produtos de Higiene e Limpeza S.A. (1)	—	3,019
	479,006	573,955

(1)	J&F Investimentos S.A is the ultimate controller of the related companies.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The disclosure of significant intercompany commercial transactions is in accordance with the criteria established by Management, by disclosing individually, balances which are equal or higher than 2% of the total of each transaction (sale of products, purchases, accounts receivable and accounts payable). Additionally, transactions which are below the described criteria will be disclosed if relevant. This analysis is performed for each related party. If any related party has not met this criteria in the past but if in the current period they do, the comparative balance will be disclosed.

	Accounts receivable		Accounts payable		Purchases/Services rendered		Sale of products/Services provided
COMPANY	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	2024	2023	2024	2023
Direct subsidiaries
JBS Confinamento Ltda.	1,139	2,138	133,844	28,021	129,525	646,327	814	12,412
JBS Toledo N.V.	48,220	11,096	—	—	—	—	355,900	296,408
JBS Chile Limitada	12,081	20,820	81	318	1,190	8,045	96,243	115,709
Brazservice Ltda.	—	—	—	—	—	39,163	—	16,717
Conceria Priante Srl	43,776	20,443	—	—	—	—	88,004	33,579
Indirect subsidiaries
Seara Alimentos Ltda.	170,651	228,076	60,555	52,593	289,377	226,657	2,696,455	2,514,070
JBS Global UK Limited	132,911	105,667	—	—	—	—	474,584	475,859
JBS Aves Ltda.	5,763	5,658	20,936	20,900	5,060	3,858	123,228	131,718
Weddel Limited	16,838	5,497	—	—	—	—	69,809	67,822
Sampco, LLC	188,815	96,505	—	—	—	—	726,127	794,851
Meat Snacks Partners do Brasil Ltda.	22,953	16,255	—	—	26	—	418,824	361,483
JBS Asia Limited	—	—	335,298	266,286	437,119	221,117	—	—
JBS Leather Asia Limited	173,978	69,532	125	—	236	7	537,391	328,648
JBS USA Holding Lux S.à.r.l.	431,350	260,857	—	—	65	1,454	1,631,113	944,384
Seara Comércio de Alimentos Ltda.	1,785	2,197	2,929	3,859	44,482	30,242	22,818	18,891
JBS Australia Pty Ltd.	2,607	3,096	—	—	808	1,909	131,909	187,974
Other related parties

Agropecuária Santa Luzia Ltda.	—	59	11,992	122	201,864	—	34	—
JBJ Agropecuária Ltda.	1,925	4,252	2,963	1,941	1,507,318	1,716,976	30,687	24,782
Flora Produtos de Higiene e Limpeza S.A	26,302	33,536	—	2	709	13	313,959	321,027
Eldorado Brasil Celulose S.A	1,399	246	—	—	—	59	3,926	2,941
Banco Original S.A	—	34	—	—	—	—	67	97
Prima Foods S.A.	306	506	3	2,047	8,766	63,465	6,291	3,148
Agropecuária Nelore Parana Ltda	—	—	—	3,870	—	144,882	—	2,434
Guiabolso Pagamentos Ltda	8		12,405		214,599		203
JBS Ontario	5,313		—		—		78,612
	1,288,120	886,470	581,131	379,959	2,841,144	3,104,174	7,806,998	6,654,954

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Other financial transactions between party transactions registered in the Company

The Company and some of its subsidiaries entered into an agreement with Banco Original, under which Banco Original acquires receivables held against certain domestic and international customers. The assignments are negotiated without recourse, through the definitive transfer of risks and benefits of the receivables to Banco Original. As of December 31, 2024, the Company had R$1,585,092 (R$2,664,506 as of December 31, 2023) at the Parent Company level and R$3,205,613 (R$5,158,611 as of December 31, 2023) at the Consolidated level in assigned receivables. For the fiscal year ended December 31, 2024, the Company recorded financial costs related to this operation in the amount of R$302,815 (R$225,979 as of December 31, 2023) at the Parent Company level and R$634,423 (R$478,112 as of December 31, 2023) at the Consolidated level, which were recorded in the financial statements as financial expenses.

As of December 31, 2024, the Company and some of its subsidiaries held balances with Banco Original totaling R$327,246 (R$1,482,874 as of December 31, 2023) at the Parent Company level and R$1,877,476 (R$3,783,589 as of December 31, 2023) at the Consolidated level, recorded under cash and cash equivalents. Financial investments, including CDBs (Bank Deposit Certificates) and similar instruments, yield returns equivalent to the CDI (Interbank Deposit Certificate) according to the specified term and investment amount, following market practices. For the fiscal year ended December 31, 2024, interest earned from these investments amounted to R$48,100 (R$40,943 as of December 31, 2023) at the Parent Company level and R$176,948 (R$129,265 as of December 31, 2023) at the Consolidated level, recorded in the financial statements as financial income.

The Company has cattle purchase commitments for future delivery with certain suppliers, including the related party JBJ Agropecuária (“JBJ”), ensuring the acquisition of cattle at a fixed or adjustable price, without any cash effect on the Company until these commitments mature. Under this forward delivery contract, JBJ has already advanced financing through banks in a reverse factoring arrangement. As of December 31, 2024, the transaction amounted to R$299,200 (R$299,800 as of December 31, 2023).

The Company also engages in bovine by-product purchasing operations for rendering activities with Prima Foods S.A.

The Company is the sponsor of the J&F Institute, a business school for young people aiming to train future leaders, offering free, high-quality education. For the fiscal year ended December 31, 2024, the Company made donations totaling R$106,472 (R$111,049 as of December 31, 2023), recorded in the financial statements as administrative expenses.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The Company is also a member of the JBS Fund for the Amazon, a non-profit association aimed at fostering and financing initiatives and projects for the sustainable development of the Amazon biome. During the fiscal year ended December 31, 2024, the Company made donations totaling R$12,025, recorded in the financial statements as administrative expenses.

In its insurance contracting and renewal processes, the Company includes Original Corporate Corretora de Seguros Ltda., a related party, in its panel of insurance brokers, with contracts awarded under standard market conditions.

For the fiscal years ended December 31, 2024, and 2023, no expected losses from doubtful debts were recorded, nor were any bad debt expenses recognized related to transactions with related parties.

On December 30, 2024, the Company entered into an agreement to sell its Hygiene and Beauty operations to the related party Flora Produtos de Higiene e Limpeza S.A. The transaction involves the transfer of assets and operations related to the manufacturing and commercialization of hygiene and beauty products, under the terms agreed upon by the parties. The sale value was set at R$315 million, subject to working capital adjustments. The completion of the transaction will occur upon fulfillment of the precedent conditions outlined in the agreement. The Company did not classify the operation as discontinued or the asset as held for sale as of December 31, 2024, as it does not represent an individually significant business line, accounting for only 0.2% of the Parent Company’s net assets.

On June 26, 2024, the Company entered into an agreement with Âmbar Hidroenergia Ltda. to form a consortium for the joint operation of power plants aimed at generating electricity. The participation in the consortium was defined as 99% for JBS S.A. and 1% for Âmbar Hidroenergia Ltda.

Remuneration of key management

The Company’s key management is comprised of its Executive Officers. The aggregate amount of compensation received by the Company’s key management during the years ended at December 31, 2024 and 2023 is the following:

	2024	2023
Salaries and wages	51,350	41,517
Variable cash compensation (1)	121,892	96,876
Share-based payments	—	37,932
	173,242	176,325

(1)	The Company generally approves profit-sharing for its executives at the end of March each year, referring to the year just concluded. Accordingly, the amount of profit-sharing presented in these financial statements reflects the amount actually paid during the fiscal year ended December 31, 2024, related to prior periods.

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officers are parties to the Brazilian employment contract regime referred to as CLT (which is the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not part to any employment contract or any other contracts for additional business benefits such as post-employment benefits or other long-term benefits, termination of work that does not conform to those requested by the CLT (Brazilian Labor Law).

9	Income taxes

Current taxes

The Company and its subsidiaries located in Brazil and abroad are taxed in accordance with the tax laws in effect in each country. The Company analyzes the results of each subsidiary to apply the relevant income tax legislation, aiming to comply with treaties signed by Brazil and avoid double taxation.

Current income tax and social contribution are calculated on the taxable income for the period and any adjustments from prior years. The amount of current tax payable or receivable is recorded based on the best estimate, taking into account uncertainties related to the calculation of such taxes.

The effective tax rate is calculated based on the tax laws in effect during each period and in each country where the Company operates. Management periodically evaluates its position on tax matters subject to varying interpretations and recognizes provisions for potential income tax and social contribution payments, when necessary.

In accordance with the technical interpretation CPC/IFRIC23, Management has assessed relevant tax decisions, identifying potential divergences in relation to the tax positions adopted by the Company. Based on this analysis, and considering legal opinions and applicable case law, a provision amounting to R$4,714,311 was recognized, reflecting discrepancies regarding the taxation of profits from foreign affiliates located in countries with international treaties. This provision was recorded by reducing the “recoverable taxes” line item, reflecting the potential realization of these amounts in the future.

The Company periodically reviews its tax positions where there is uncertainty regarding the tax treatment applied and adjusts the provision as necessary, in line with changes in the prevailing regulatory and legal environment.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Deferred taxes

In the consolidated financial statements, deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right to offset current tax assets against liabilities and when they are related to income taxes levied by the same taxation authority on the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

In the Company, tax calculations refer to known tax uncertainties due to judgments used to calculate tax liabilities in the application of complex tax regulations complex tax regulations, which are constantly evolving in the tax jurisdictions where the Company operates. Deferred taxes will only be recognized if it is probable that it is probable that in the future there will be a positive tax base against which temporary differences can be utilized and losses offset, based on projections of taxable income taxable results as well as technical feasibility studies, submitted annually to the Company’s and its subsidiaries’ management bodies, when applicable.

Changes in tax laws and rates may affect deferred tax assets and liabilities recorded in the future. the Administration does not believe that there is a reasonable probability that there will be a material change in the recognized balances, however, at the close of the fiscal year, the calculation may result in a payment that is significantly different from the current estimate of tax liabilities or a change in the effective tax rate in the financial statements due to the complexity of these tax uncertainties. A legal settlement not favorable to the Company would require a cash outflow and could result in an increase in the effective tax rate on assessment; a favorable legal settlement may result in a reduction in the effective tax rate at assessment.

Deferred taxes are recognized on tax loss carryforwards and temporary asset and liability differences on tax basis versus book basis. Deferred taxes are not recognized when arising from active and/or passive adjustments that do not affect the tax bases, with the exception of adjustments of business combination adjustments. Deferred taxes are determined using tax rates (and laws) that are effective or substantively effective at the end of the current period and are expected to apply when the deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax expense on goodwill amortization is recorded only when there is tax amortization of goodwill in the assessment.

Tax losses in Brazil do not expire, but are limited to the use of 30% of taxable income for the year. The utilization of tax losses in other jurisdictions expires between 10 and 20 years.

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Deferred income taxes assets	—	—	4,032,292	3,751,335
Deferred income taxes liabilities	(2,520,549)	(3,136,770)	(6,782,370)	(6,585,412)
	(2,520,549)	(3,136,770)	(2,750,078)	(2,834,077)

a.	Deferred income tax and social contribution

a1.	Composition of deferred tax income and social contribution

The current balance of benefits related to the tax effects of accumulated tax losses and negative social contribution bases not recognized by subsidiaries on December 31, 2024 was R$3,29 billions (R$3,81 billions on December 31, 2023). These values come from companies that do not have profitability histories or future profit projections sufficient to support their record.

	Company
	December 31, 2023	Income statement	December 31, 2024
Tax losses and negative basis of social contribution	28,991	(28,991)	—
Expected credit losses on trade accounts receivable	81,170	33,926	115,096
Provisions for contingencies	190,166	(28,048)	162,118
Present value adjustment - Trade accounts receivable	(1,432)	14,543	13,111
Right of use assets	5,178	5,081	10,259
Goodwill amortization	(3,277,762)	—	(3,277,762)
Hedge operations (2)	(134,159)	419,405	285,246
Accrued liabilities	162,827	84,606	247,433
Realization of other reserves	(254,252)	2,922	(251,330)
Cut-Off Adjustment (Recipe Recognition)	—	69,832	69,832
Other temporary differences	62,503	42,945	105,448
Deferred taxes, net	(3,136,770)	616,221	(2,520,549)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Company
	December 31, 2022	Income statement	Other adjustments (1)	December 31, 2023
Tax losses and negative basis of social contribution	—	28,991	—	28,991
Expected credit losses on trade accounts receivable	88,021	(6,851)	—	81,170
Provisions for contingencies	162,583	27,583	—	190,166
Present value adjustment - Trade accounts receivable	5,408	(6,840)	—	(1,432)
Right of use assets	2,732	2,446	—	5,178
Goodwill amortization	(3,277,762)	—	—	(3,277,762)
Hedge operations (2)	61,197	(195,356)	—	(134,159)
Accrued liabilities	184,190	(21,363)	—	162,827
Realization of other reserves	(257,332)	3,080	—	(254,252)
Other temporary differences	35,849	26,563	91	62,503
Deferred taxes, net	(2,995,114)	(141,747)	91	(3,136,770)

	Consolidated
	December 31, 2023	Income statement	Exchange variation	Other adjustments (1)	December 31, 2024
Tax losses and negative basis of social contribution	4,067,527	(138,128)	279,045	(2,171)	4,206,273
Expected credit losses on trade accounts receivable	184,384	50,838	26,737	3	261,962
Provisions for contingencies	607,063	(50,219)	28,248	—	585,092
Present value adjustment - Trade accounts receivable	(340,134)	(181,106)	(134,131)	—	(655,371)
Tax credits - Foreign subsidiaries	114,666	(86,769)	26,585	—	54,482
Labor accidents accruals	38,377	6,795	10,338	—	55,510
Pension plan	57,882	(43,800)	6,645	(856)	19,871
Accrued liabilities	1,118,141	132,902	295,895	226	1,547,164
Non-deductible interests	1,026,154	377,299	327,740	—	1,731,193
Right of use assets	123,053	23,981	13,543	217	160,794
Goodwill amortization	(4,124,007)	(244,471)	(135,657)	—	(4,504,135)
Business combination	(2,150,748)	(153,483)	(580,868)	—	(2,885,099)
Inventory valuation	(720,473)	388,885	(185,510)	—	(517,098)
Hedge and hedge accounting operations (2)	(122,796)	408,946	—	(1,548)	284,602
Realization of other reserves	(559,848)	14,225	—	—	(545,623)
Accelerated depreciation and amortization	(2,489,811)	182,717	(664,727)	—	(2,971,821)
Cut-Off Adjustments (Revenue Recognition)	2,982	91,599	—	—	94,581
Other temporary differences	333,511	(14,930)	20,837	(11,873)	327,545
Deferred taxes, net	(2,834,077)	765,281	(665,280)	(16,002)	(2,750,078)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2022	Income statement	Exchange variation	Other adjustments	December 31, 2023
Tax losses and negative basis of social contribution	3,387,144	799,728	(119,345)	—	4,067,527
Expected credit losses on trade accounts receivable	164,732	23,618	(3,966)	—	184,384
Provisions for contingencies	716,633	(96,868)	(12,702)	—	607,063
Present value adjustment - Trade accounts receivable	(415,749)	74,947	668	—	(340,134)
Tax credits - Foreign subsidiaries	68,855	51,706	(6,040)	145	114,666
Labor accidents accruals	32,032	8,945	(2,600)	—	38,377
Pension plan	54,708	18,602	(4,408)	(11,020)	57,882
Accrued liabilities	1,257,677	(68,236)	(71,302)	2	1,118,141
Non-deductible interests	399,481	669,248	(42,575)	—	1,026,154
Right of use assets	117,832	10,713	(5,492)	—	123,053
Goodwill amortization	(4,100,891)	(55,961)	32,845	—	(4,124,007)
Business combination	(2,303,239)	(915)	153,406	—	(2,150,748)
Inventory valuation	(286,460)	(495,504)	61,491	—	(720,473)
Hedge and hedge accounting operations (2)	42,831	(162,715)	—	(2,912)	(122,796)
Realization of other reserves	(575,927)	16,079	—	—	(559,848)
Accelerated depreciation and amortization	(3,061,951)	370,471	201,669	—	(2,489,811)
Other temporary differences	551,489	(156,463)	(88,382)	29,849	336,493
Deferred taxes, net	(3,950,803)	1,007,395	93,267	16,064	(2,834,077)

(1)	The hedge and hedge accounting operations are demonstrated in footnote 28 - Risk management and financial instruments.

(2)	Changes in the deferred tax balance sheet accounts that do not directly impact profit & loss accounts, are shown in a specific column in the footnotes. These changes refer mainly to deferred taxes on cash flow hedge operations recognized in equity, carried out by the subsidiary Seara Alimentos and impacts related to the acquisitions of the King´s group in Italy and Rivalea in Australia.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

a2.	Expectation of realization of deferred IR/CS on tax losses and negative basis

Deferred tax assets arising from tax losses and temporary differences will be realized as future taxable profits become available, against which these deferred tax assets can be used. The period for settlement or realization of such differences is imprecise and is linked to several factors that are not under the Company’s control.

When estimating the realization of active deferred tax credits, constituted on tax losses and negative social contribution basis, the Company considers its budget and strategic plan, adjusted based on estimates of the main tax additions and exclusions. Based on this estimate, the Company believes that it is likely that these deferred tax credits will be realized.

b.	Reconciliation of income tax and social contribution expense:

	Company		Consolidated
	2024	2023	2024	2023
Accounting result before taxation	7,974,506	(1,399,967)	14,820,629	(1,398,083)
Nominal rate	-34%	-34%	-34%	-34%
Expected tax expense	(2,711,332)	475,989	(5,039,014)	475,348

Adjustments to reconcile tax expense:
Share of profit of equity-accounted investees	2,891,805	14,861	6,920	16,186
Investments grants (3)	649,652	997,128	1,089,224	2,309,571
International rate differences	—	—	910,890	(83,939)
Net income arising from foreign subsidiaries (4)	619,664	(1,013,138)	(1,194,156)	(1,023,544)
Transfer pricing adjustment	(1,173)	(60,277)	(1,173)	(61,059)
Unrecognized tax benefits	19,229	—	(174,206)	(1,862,376)
Interest not taxed	—	—	(3,745)	700,336
Donations and social programs (5)	(3,689)	(37,757)	(3,689)	(37,757)
SELIC interest on tax credits	126,066	10,444	149,001	32,405
Lei do bem	7,823	—	24,195	—
Other permanent differences	43,372	(48,255)	119,118	203,767
Current and deferred income tax (expense) benefit	1,641,417	338,995	(4,116,635)	668,938

Current income tax expense	1,025,196	480,742	(4,881,916)	(338,457)
Deferred income tax income (expense)	616,221	(141,747)	765,281	1,007,395
	1,641,417	338,995	(4,116,635)	668,938
% IT/PBT	20.58%	24.21%	(27.78)%	47.85%

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Additional information: analysis of the variation in the effective rate:

According to IAS 12/CPC 32, the average effective tax rate is calculated as the ratio between tax expense (income) and accounting profit. However, it is important to note that this rate can be influenced by transactions that affect the tax expense (income) but are not directly related to the net profit for the period. Examples of such transactions include the effects of unrecognized deferred taxes, income tax, and social contribution on the realization of the revaluation reserve. In our view, this information should be considered when analyzing the effective tax rate. In the consolidated view, it should also be taken into account that companies with both profits and losses are aggregated and compared with the tax expenses.

(3)	The Company and its subsidiaries receive subsidies granted by state governments in the form of presumed tax credits, in accordance with the regulations of each state. The amounts recognized as revenue from these tax incentives are excluded from the calculation of income taxes when the requirements established by current legislation are met. During 2024, the Company and its subsidiaries recorded the amount of government subsidies totaling R$3.20 billion (R$6.79 billion in 2023), of which R$3.20 billion consisted of presumed tax credits (R$2.82 billion in 2023), excluded from the calculation base for income tax and social contribution.

The exclusion of this tax benefit from the income tax and social contribution calculation base resulted in a tax gain of R$1.08 billion in 2024 related to presumed tax credits (R$960.675 in 2023).

On June 12, 2023, when reviewing Repetitive Theme 1182, the STJ (Superior Court of Justice) ruled that the requirement for IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Profit) on amounts related to ICMS (State VAT) tax incentives, other than those granted as presumed credits, is invalid, provided the requirements of Article 30 of Law No. 12,973/14 are observed. Accordingly, the Company recorded the profit reserve as required by legislation. Law No. 14,789/23 amended the tax treatment of investment subsidies and repealed Article 30 of Law No. 12,973/14. The Company is adhering to the effects of this new law for the year 2024, except for presumed ICMS credits, whose taxation was ruled out by the unified decision of the STJ Panels specializing in tax matters during the judgment of ERESP 1.517.492/PR.

(4)	In accordance with Law No. 12,973/14, the results of subsidiaries abroad must be taxed at a nominal rate of 34%, and the tax paid abroad by these subsidiaries may be credited in Brazil. The results obtained from subsidiaries abroad are subject to taxation by the countries where they are headquartered, in accordance with the applicable rates and legislation (profits taxed by foreign jurisdictions included in the reconciliation of income tax and social contribution expenses). The Company analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(5)	Refers to donations made by the Company, as described in explanatory note 28 - Expenses by nature.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Global Minimum Tax

The Organization for Economic Cooperation and Development (OECD) is an international organization composed of 38 member countries, working to create international standards and seek solutions to various social, economic, and environmental challenges. These solutions range from improving economic performance and creating jobs to promoting robust education and combating international tax evasion.

In the fight against tax evasion, the Base Erosion and Profit Shifting (BEPS) project was established in 2013 as a collaboration between the G20 (a group of the world’s largest economies) and the OECD. The goal of the BEPS project is to implement 15 measures to combat tax avoidance, improve the coherence of international tax rules, and ensure a more transparent global tax environment. The project aims to prevent the misuse of tax rules that result in tax base erosion, primarily by shifting profits to jurisdictions with favorable or no taxation.

Pillar II is part of one of the OECD’s most recent initiatives, known as BEPS 2.0. Its objective is to address tax issues arising from changing business models in a globalized environment. Pillar II aims to establish a global minimum tax system for multinational enterprises with annual global revenue exceeding EUR 750 million. This additional taxation seeks to balance global income tax collection from these companies and ensure the payment of a minimum global effective tax rate of 15% per jurisdiction in which the multinational group operates.

Starting from the 2024 calendar year, Pillar II rules have come into effect in various jurisdictions, affecting multinationals operating in these markets. However, transitional rules (Safe Harbour) have been established during the first three years of implementation to simplify the calculation of the effective tax rate by jurisdiction and facilitate the adaptation of multinational groups to the new requirements.

As the Group operates in several jurisdictions that adopted the global minimum tax in 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company assessed the potential impact of these regulations. Based on current assessments, the Company did not identify significant tax exposure arising from this tax.

Additionally, in December 2023, the CVM (Brazilian Securities and Exchange Commission) published Resolution No. 197, introducing amendments to CPC 32 and IAS 12 “Income Taxes.” According to this Resolution, due to measurement uncertainties and impacts, the Company decided to apply the exception for recognizing and disclosing information on deferred tax assets and liabilities related to Pillar II income tax until more definitive information becomes available.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Transfer Pricing

Transfer pricing rules in Brazil underwent significant changes with the enactment of Law No. 14,596/2023 and Regulatory Instruction RFB No. 2,132/2023, aiming to align the country with international practices, such as OECD guidelines. This new regulation, which will be mandatory from the 2024 calendar year, modifies the calculation methods and documentation requirements for transactions between related companies, directly impacting how multinational enterprises must determine and report their transfer pricing adjustments.

For the 2024 calendar year, the Company assessed the impacts of this change and measured the necessary adjustments to ensure compliance with the requirements established by this new regulation.

10	Investments in equity-accounted investees, associates and joint venture

The investments in associates and joint ventures are accounted using the equity method. Associates are those companies in which the Company has significant influence, without the power to control the financial and/or operating policy decisions. Joint ventures are those in which control is jointly exercised by the Company and one or more partners.

The financial statements of its subsidiaries are adjusted to follow the accounting policies established by the Company. All transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

The non-controlling interest are presented in the consolidated financial statements as an integral part of the equity, as well as the results attributable to them in the income statement.

When the Company acquires more shares or other equity instruments of an entity that it already controls, the gains and losses of this variation of participation are recorded as an increase or decrease in shareholders’ equity under the caption “Capital Transaction”.

Relevant information for investments in the year ended at December 31, 2024:

	Participation	Total assets	Share capital	Equity	Net revenue	Net income (loss)
i. In subsidiaries:
JBS Embalagens Metálicas Ltda.	99.95%	83,570	203,269	80,986	—	307
JBS Confinamento Ltda.	100%	627,841	891,121	339,462	802,982	(31,903)
Conceria Priante Srl	100%	219,679	18,022	85,890	208,301	(25,215)
JBS Leather International B.V.	100%	1,276,248	127,943	833,489	1,211,882	7,503
JBS Asset Management Corporation	100%	118,580	133,312	118,579	9,434	(1,568)
JBS Investments Luxembourg S.à.r.l.	100%	212,503,718	468	32,901,953	359,349,768	8,520,436
JBS Toledo N.V.	100%	417,378	22,910	264,217	734,873	18,175
JBS Chile Limitada	100%	130,998	28	30,156	440,406	4,647
JBS Finance Luxembourg S.à.r.l.	100%	5,924	929	349	—	(43)
ii. In joint ventures:
Meat Snack Partners do Brasil Ltda.	50%	387,625	23,762	239,442	1,250,764	172,817
iii. In affiliates:
JBS Ontario	100%	219,164	5	107,573	850,556	7,443
Birla Societá Agricola Srl	20%	—	16,091	49,724	—	(311)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Changes in the Company’s investments:

				Equity
	December 31, 2023	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income (loss)	December 31, 2024
JBS Embalagens Metálicas Ltda.	80,639	—	—	—	307	80,946
JBS Confinamento Ltda.	346,365	25,000	—	—	(31,903)	339,462
Conceria Priante Srl	93,959	—	17,146	—	(25,215)	85,890
JBS Leather International B.V.	550,351	38,535	171,639	65,461	7,503	833,489
Meat Snacks Partners do Brasil Ltda. (2)	188,431	(56,883)	10,169	(34,967)	12,971	119,721
JBS Asset Management Corporation	94,604	—	25,543	—	(1,568)	118,579
JBS Investments Luxembourg S.à.r.l. (1)(3)	40,061,058	(16,159,006)	10,296,098	(9,816,633)	8,520,436	32,901,953
JBS Toledo N.V.	202,936	—	43,106	—	18,175	264,217
JBS Chile Limitada	21,935	—	3,574	—	4,647	30,156
JBS Finance Luxembourg S.à.r.l.	310	—	82	—	(43)	349
Total	41,640,588	(16,152,354)	10,567,357	(9,786,139)	8,505,310	34,774,762

(*)	Holding company that consolidates the operations of the subsidiaries Seara and JBS USA.

(1)	Includes reflective transactions of the equity movements of subsidiaries, from the functional currency of the direct subsidiary JBS Investments Luxembourg S.à.r.l. (JBS Investments Lux), the U.S. dollar, to the functional currencies of its investees, such as the Australian dollar, Canadian dollar, British pound, euro, Mexican peso, among others.

(2)	Meat Snacks Partners LLC distributed profits to the Company.

(3)	The Company transferred cash to its direct subsidiary JBS Investments Lux and reduced capital through the settlement of the credit assignment of the current account of the indirect parent company Seara Holding Ltda..

Changes in the Consolidated’s investments:

				Equity
	Corporate participation	December 31, 2023	Profit distribution	Changes in the equity of investees	Proportionate share of income	December 31, 2024
Meat Snacks Partners do Brasil Ltda. (4)	50%	188,431	(56,883)	(24,798)	12,971	119,721
JBS Foods Ontario Inc.	100%	77,430	—	22,700	7,443	107,573
Birla Societá Agricola (6)	20%	8,160	—	1,846	(62)	9,944
Total		274,021	(56,883)	(252)	20,352	237,238

Changes in the Controller’s investments:

				Equity
	December 31, 2022	Additions	Exchange rate variation	Changes in the equity of investees	Results for the period	December 31, 2023
JBS Embalagens Metálicas Ltda.	80,777	—	—	—	(138)	80,639
JBS Confinamento Ltda.	377,409	61,520	—	—	(92,564)	346,365
Conceria Priante Srl	120,500	—	(4,550)	—	(21,991)	93,959
JBS Leather International B.V.	635,828	19,707	(44,150)	(46,419)	(14,615)	550,351
Brazservice Ltda.	43,940	(43,304)	—	—	(636)	—
Meat Snacks Partners do Brasil Ltda.	209,092	(62,500)	1,874	(1,877)	41,842	188,431
Enersea Ltda.	350	(356)	—	—	6	—
JBS Asset Management Corporation	111,742	—	(7,977)	—	(9,161)	94,604
JBS Investments Luxembourg S.à.r.l.	53,603,571	(13,194,616)	(3,965,443)	3,495,811	121,735	40,061,058
JBS B.V.	(27)	264	(1)	(1)	(235)	—
JBS Toledo N.V.	195,970	—	(7,840)	—	14,806	202,936
JBS Chile Limitada	19,953	—	(2,744)	—	4,726	21,935
JBS Finance Luxembourg S.à.r.l.	404	—	(27)	—	(67)	310
Total	55,399,509	(13,219,285)	(4,030,858)	3,447,514	43,708	41,640,588

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Changes in the Consolidated’s investments:

				Equity
	Corporate participation	December 31, 2022	Dividends distribution	Changes in the equity of investees	Proportionate share of income	December 31, 2023
Meat Snacks Partners do Brasil Ltda.	50%	209,092	(62,500)	(3)	41,842	188,431
JBS Foods Ontario Inc.	100%	75,720	—	(5,606)	7,316	77,430
Birla Societá Agricola Srl	20%	10,025	—	(314)	(1,551)	8,160
Total		294,837	(62,500)	(5,923)	47,607	274,021

11	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the purchase of the items and the costs attributable to bringing the asset to its working condition for its intended use. When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Company and they can be measured reliably. The carrying amount of the replaced items or parts are recognized. All other repairs and maintenance costs are charged to the statement of income in the period in which they are incurred.

Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Assets are depreciated to their residual values. Land and construction in progress is not depreciated.

The Company assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, the Company compares the asset’s estimated future cash flows, discounted to present value using a risk-adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate.

The assets’ residual values and useful lives are reviewed and adjusted, if needed, at the end of each reporting period and the effect of any change in estimates is accounted for prospectively.

At each reporting date, management assesses whether there is an indication that an asset may be impaired. In that case, the estimated recoverable amount will be measured to determine if the asset is impaired. Assets and liabilities are grouped into CGU’s (Cash generating units) for impairment testing purposes. When an asset’s or CGU’s carrying amount it is higher than its estimated recoverable amount, it is written down immediately to the recoverable amount. The recoverable amount is the higher amount of the estimate of the assets’ fair value less cost to sell and value in use. For the year ended December 31, 2024 the Company recognized impairment for the Property, plant and equipment, in the amount of R$163,563 (R$113.726 at December 31, 2023 ), related to the indirect subsidiary JBS USA.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are recognized within the statement of income.

The Company’s construction in progress relates to investments for expansion, modernization and adaptation of plants for the purposes of increasing productivity and obtaining new certifications required by the market. When these assets are completed and placed in service, they are transferred to property, plant and equipment and depreciation commences.

During the year ended at December 31, 2024, the Company entered into several purchase commitments for property, plant and equipment in the amount of R$94,927(R$80.340 at 31 December, 2023), in the Company and R$1.74 billion (R$1,88 billion in 31 December, 2023) in the Consolidated.

				Net amount
Company	Useful life	Cost	Accumulated depreciation	December 31, 2024	December 31, 2023
Buildings	5 to 40 years	5,598,339	(1,879,559)	3,718,780	3,787,295
Land	—	2,362,195	—	2,362,195	2,278,266
Machinery and equipment	3 to 30 years	8,089,315	(4,740,102)	3,349,213	3,136,140
Facilities	10 years	3,518,400	(1,302,655)	2,215,745	1,926,755
Computer equipment	2 to 5 years	357,157	(280,057)	77,100	75,093
Vehicles (land and air)	5 to 35 years	1,180,882	(363,471)	817,411	707,698
Construction in progress	—	1,119,390	—	1,119,390	1,528,857
Others	2 to 15 years	218,476	(145,097)	73,379	69,514
		22,444,154	(8,710,941)	13,733,213	13,509,618

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

				Net amount
Consolidated	Useful life	Cost	Accumulated depreciation	December 31, 2024	December 31, 2023
Buildings	5 to 60 years	37,505,652	(12,844,959)	24,660,693	20,842,498
Land	—	6,621,997	—	6,621,997	5,856,709
Machinery and equipment	3 to 30 years	57,608,658	(32,602,937)	25,005,721	20,868,860
Facilities	10 to 30 years	6,522,398	(2,297,098)	4,225,300	3,698,925
Computer equipment	2 to 15 years	3,096,639	(1,937,662)	1,158,977	805,067
Vehicles (land and air)	3 to 35 years	2,795,213	(1,088,724)	1,706,489	1,320,041
Construction in progress	—	7,670,931	—	7,670,931	7,923,847
Others	2 to 25 years	4,695,013	(2,794,375)	1,900,638	1,225,173
		126,516,501	(53,565,755)	72,950,746	62,541,120

Changes in property, plant and equipment:

Company	December 31, 2023	Additions net of transferences	Disposals	Depreciation expense	December 31, 2024
Buildings	3,787,295	119,830	(4,212)	(184,133)	3,718,780
Land	2,278,266	85,099	(1,170)	—	2,362,195
Machinery and equipment	3,136,140	561,310	(4,234)	(344,003)	3,349,213
Facilities	1,926,755	433,451	(210)	(144,251)	2,215,745
Computer equipment	75,093	20,748	(260)	(18,481)	77,100
Vehicles (land and air)	707,698	265,594	(50,782)	(105,099)	817,411
Construction in progress	1,528,857	(409,286)	(181)	—	1,119,390
Other	69,514	20,524	(266)	(16,393)	73,379
	13,509,618	1,097,270	(61,315)	(812,360)	13,733,213

Company	December 31, 2022	Additions net of transferences	Incorporations	Disposals	Depreciation	December 31, 2023
Buildings	3,580,188	540,100	14,402	(105,304)	(242,091)	3,787,295
Land	1,749,340	564,375	276	(35,725)	—	2,278,266
Machinery and equipment	3,066,247	416,950	14,181	(51,809)	(309,429)	3,136,140
Facilities	1,797,795	239,814	7,852	(6,205)	(112,501)	1,926,755
Computer equipment	41,814	50,808	178	(1,087)	(16,620)	75,093
Vehicles (land and air)	515,344	321,637	371	(35,861)	(93,793)	707,698
Construction in progress	2,214,667	(685,810)	—	—	—	1,528,857
Other	62,468	21,065	642	(1,697)	(12,964)	69,514
	13,027,863	1,468,939	37,902	(237,688)	(787,398)	13,509,618

Consolidated	December 31, 2023	Additions net of transferences (1)	Business combination adjustments	Disposals	Depreciation expense	Exchange rate variation	December 31, 2024
Buildings	20,842,498	2,116,437	3,831	(73,763)	(1,342,548)	3,114,238	24,660,693
Land	5,856,709	243,538	5,185	(24,862)	—	541,427	6,621,997
Machinery and equipment	20,868,860	4,190,044	8,103	(143,294)	(3,522,043)	3,604,051	25,005,721
Facilities	3,698,925	798,074	47	(2,686)	(283,219)	14,159	4,225,300
Computer equipment	805,067	535,762	71	(16,598)	(337,217)	171,892	1,158,977
Vehicles (land and air)	1,320,041	557,704	150	(72,564)	(242,657)	143,815	1,706,489
Construction in progress	7,923,847	(1,098,935)	4,828	(24,734)	—	865,925	7,670,931
Other	1,225,173	622,676	361	(6,678)	(232,108)	291,214	1,900,638
	62,541,120	7,965,300	22,576	(365,179)	(5,959,792)	8,746,721	72,950,746

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2022	Additions net of transferences	Business combination adjustments	Disposals	Depreciation	Exchange rate variation	December 31, 2023
Buildings	19,722,714	3,418,759	21	(161,506)	(1,315,974)	(821,516)	20,842,498
Land	5,512,969	583,120	—	(71,057)	—	(168,323)	5,856,709
Machinery and equipment	19,998,538	4,965,205	49,681	(188,389)	(3,049,080)	(907,095)	20,868,860
Facilities	3,001,689	936,195	—	(13,743)	(219,632)	(5,584)	3,698,925
Computer equipment	606,623	451,037	—	(3,581)	(223,288)	(25,724)	805,067
Vehicles (land and air)	1,121,272	500,778	—	(43,652)	(217,255)	(41,102)	1,320,041
Construction in progress	11,084,915	(2,854,594)	—	(19,883)	—	(286,591)	7,923,847
Other	1,122,072	383,245	(73)	(47,147)	(184,528)	(48,396)	1,225,173
	62,170,792	8,383,745	49,629	(548,958)	(5,209,757)	(2,304,331)	62,541,120

(1)	Additions for each category includes transfer from construction in progress during the period.

For the year ended December 31, 2024, the amount of capitalized interest added to construction in progress and included in additions in the Company was R$33,364 (R$130,127 at December 31, 2023) and in the Consolidated R$168,817 (R$346,155 at December 31, 2023). The capitalization rate used at December 31, 2024 was 13.83% p.y., in the company and 5.88% p.y. in the consolidated (8,41% p.y., in the company and 4,40%% p.y. in the United States at December 31, 2023)

12	Leases

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and subsequently, at cost less any accumulated depreciation and impairment and adjusted for certain remeasurement of lease liabilities.

The lease liability is initially measured at the present value of the lease payments that were not paid at the start date, discounted at the interest rate implicit in the lease agreement. When the implicit rate cannot be readily determined, the incremental borrowing rate is used as discount rate.

The Company when measuring and remeasuring its lease liabilities and the right of use, used the discounted cash flow technique without considering projected future inflation in the flows to be discounted. Such technique generates significant distortions in the information provided, given the current reality of long-term interest rates in the Brazilian economic environment.

The nature of the expenses related to these leases is recognized as cost of depreciation of right of use assets. Financial expenses on lease obligations are recognized and demonstrated as interest expense.

The Company uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for the present value’s calculation of the lease provision of the identified assets and, consequently, for the monthly accrual of financial interest were 5.83% (6.68% at December 31, 2023) in the Company, and 5.16% (5.85% at December 31, 2023) in the Consolidated, in accordance with the term of each lease agreement and the economic policy of each subsidiary’s domicile.

12.1	Right of use asset

				Net amount
Company	Average lease term	Cost	Accumulated amortization	December 31, 2024	December 31, 2023
Buildings	3 to 20 years	58,831	(8,655)	50,176	22,633
Computer equipment	1 to 3 years	82,527	(62,943)	19,584	51,240
Machinery and equipment	1 to 4 years	131,442	(48,184)	83,258	37,956
Operating plants	1 to 4 years	7,749	(5,012)	2,737	11,999
Land	1 to 4 years	1,945	(1,497)	448	505
Vehicles (land)	1 year	46,690	(8,598)	38,092	11,468
		329,184	(134,889)	194,295	135,801

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

				Net amount
Consolidated	Average lease term	Cost	Accumulated amortization	December 31, 2024	December 31, 2023
Growing facilities	1 to 13 years	7,400,274	(3,485,086)	3,915,188	3,899,030
Buildings	2 to 30 years	5,719,597	(1,762,836)	3,956,761	2,576,093
Computer equipment	1 to 5 years	137,331	(104,073)	33,258	75,203
Machinery and equipment	1 to 10 years	1,516,777	(856,697)	660,080	436,204
Operating plants	1 to 11 years	113,054	(59,660)	53,394	95,348
Land	1 to 30 years	243,172	(144,101)	99,071	92,882
Vehicles (land, air and sea)	1 to 20 years	2,603,268	(1,432,703)	1,170,565	1,083,095
		17,733,473	(7,845,156)	9,888,317	8,257,855

Changes in the right of use assets:

Company	December 31, 2023	Additions and transfers (1)	Terminated contracts	Amortization	December 31, 2024
Buildings	22,633	49,545	(4,954)	(17,048)	50,176
Computer equipment	51,240	—	—	(31,656)	19,584
Machinery and equipment	37,956	85,624	(5,908)	(34,414)	83,258
Operating plants	11,999	—	(5,135)	(4,127)	2,737
Land	505	335	—	(392)	448
Vehicles (land)	11,468	35,177	(425)	(8,128)	38,092
	135,801	170,681	(16,422)	(95,765)	194,295

Company	December 31, 2022	Additions and transfers	Terminated contracts	Amortization	December 31, 2023
Buildings	30,041	12,358	(3,557)	(16,209)	22,633
Computer equipment	10,728	53,587	—	(13,075)	51,240
Machinery and equipment	12,747	41,686	275	(16,752)	37,956
Operating plants	623	16,958	—	(5,582)	11,999
Land	253	793	—	(541)	505
Vehicles (land)	272	12,896	(54)	(1,646)	11,468
	54,664	138,278	(3,336)	(53,805)	135,801

Consolidated	December 31, 2023	Additions and transfers (1)(2)	Terminated contracts	Amortization	Exchange rate variation	December 31, 2024
Growing facilities	3,899,030	529,708	(135,203)	(841,692)	463,345	3,915,188
Buildings	2,576,093	1,475,335	(88,131)	(507,750)	501,214	3,956,761
Computer equipment	75,203	2,729	—	(44,677)	3	33,258
Machinery and equipment	436,204	441,771	(27,903)	(255,567)	65,575	660,080
Operating plants	95,348	(936)	(21,251)	(21,722)	1,955	53,394
Land	92,882	3,807	(89)	(13,990)	16,461	99,071
Vehicles (land, air and sea)	1,083,095	254,373	(12,082)	(392,297)	237,476	1,170,565
	8,257,855	2,706,787	(284,659)	(2,077,695)	1,286,029	9,888,317

Consolidated	December 31, 2021	Additions and transfers	Business combinations adjustments	Terminated contracts	Amortization	Exchange rate variation	December 31, 2022
Growing facilities	4,299,324	731,620	(51,501)	(83,196)	(834,205)	(163,012)	3,899,030
Buildings	2,227,940	950,069	—	(131,832)	(418,286)	(51,798)	2,576,093
Vehicles (land, air and sea)	48,089	53,144	—	—	(26,027)	(3)	75,203
Machinery and equipment	547,282	168,949	—	(5,565)	(255,494)	(18,968)	436,204
Operating plants	97,601	30,754	—	(686)	(31,534)	(787)	95,348
Land	102,478	7,103	—	(117)	(13,000)	(3,582)	92,882
Computer equipment	1,052,178	469,394	—	(4,579)	(362,638)	(71,260)	1,083,095
	8,374,892	2,411,033	(51,501)	(225,975)	(1,941,184)	(309,410)	8,257,855

(1)	The amount of R$47,600 in additions refers to acquisitions of non-material business combinations during the fiscal year by the indirect subsidiary Seara Alimentos Ltda.
(2)	The amount of R$(28,509) in additions to the Consolidated refers to the PIS/COFINS provisioned.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

12.2 Lease liabilities

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Lease liability	254,515	168,452	13,221,353	10,953,118
Present value adjustment	(30,046)	(17,422)	(2,483,726)	(2,039,185)
	224,469	151,030	10,737,627	8,913,933
Breakdown:
Current liabilities	79,643	62,454	2,078,637	1,707,172
Non-current liabilities	144,826	88,576	8,658,990	7,206,761
	224,469	151,030	10,737,627	8,913,933

Changes in the lease liabilities:

Company	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	December 31, 2024
Lease liabilities	151,030	170,681	11,491	(87,627)	(21,106)	224,469

Company	December 31, 2022	Additions	Interest accrual	Payments	Terminated contracts	December 31, 2023
Lease liability	62,698	138,324	6,646	(52,232)	(4,406)	151,030

Consolidated	December 31, 2023	Acquired in business combinations	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	December 31, 2024
Lease liabilities	8,913,933	—	2,744,084	563,152	(2,550,894)	(308,639)	1,375,991	10,737,627

Consolidated	December 31, 2022	Acquired in business combinations	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	December 31, 2023
Lease liability	8,984,008	(51,501)	2,444,826	495,138	(2,384,894)	(238,717)	(334,927)	8,913,933

(1)	The amount of R$52,773 in additions refers to acquisitions of non-material business combinations during the fiscal year by the indirect subsidiary Seara Alimentos Ltda.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The amounts recognized as lease expense are shown below:

	Company		Consolidated
	31.12.24	31.12.23	31.12.24	31.12.23
	—		3,161,300
Variable lease payments	10,004	10,514	3,352,136	2,537,828
Short term lease liability	28,384	24,510	903,225	733,593
Non-material lease liability	6,474	7,172	9,609	21,712
	44,862	42,196	4,264,970	3,293,133

The non-current portion of the lease liabilities schedule is as follows:

	December 31, 2024
	Company	Consolidated
2026	57,508	1,803,695
2027	49,621	1,454,499
2028	39,296	1,128,696
2029	13,201	971,060
2030	1,340	827,827
Maturities thereafter 2030	3,636	4,499,135
Total Future Minimum Lease Payments	164,602	10,684,912
Present value adjustment	(19,776)	(2,025,922)
	144,826	8,658,990

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

13	Intangible assets

Intangible assets are carried at acquisition cost, net of accumulated amortization and impairment, if applicable. Intangible assets are recognized when it is expected that the assets will generate future economic benefits, taking into consideration the intangible assets’ economic and technological viability. Intangible assets are primarily comprised of trademarks, customer relationships, water and mineral rights, supplier contracts, software and others.

Intangible assets with finite useful lives are amortized over the period of effective use using the straight-line method or a method that reflects the economic benefits of the asset. Intangible assets that are subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher amount of an asset’s fair value less costs to sell and its value in use.

The carrying value of indefinite-lived intangible assets, which refers to trademarks and water rights, are tested at least annually for impairment or more frequently if events or changes in circumstances indicate that the assets may be impaired. If impairment exists, a loss is recognized to write down the indefinite-lived assets to their recoverable amount.

Management understands that certain trademarks have indefinite lives due to verifiable history, the nature of the assets and expected use of the asset by the Company. These acquired trademarks have no legal, regulatory or contractual limits on their use, do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other forms of deterioration in value.

Intangible assets acquired in a business combination are recognized at fair value based on valuation methodologies and techniques that often involve the use of a third-party valuation firm’s expertise to calculate estimates of discounted cash flows. Intangible assets are composed as follows:

	Company			Consolidated
		Net amount			Net amount
	Useful life	December 31, 2024	December 31, 2023	Useful life	December 31, 2024	December 31, 2023
Trademarks	Indefinite	—	—	Indefinite	6,347,698	5,290,539
Trademarks	Indefinite	132,302	171,628	2 to 20 years	1,817,558	1,651,771
Software	5 years	91,485	30,448	2 to 15 years	189,551	120,746
Water rights	—	—	—	Indefinite	69,985	55,147
Customer relationships	—	—	—	3 to 20 years	2,527,379	2,353,676
Supplier contract	—	—	—	7 to 17 years	127,242	135,931
Other	Indefinite	2,236	2,236	2 to 17 years	86,536	5,049
		226,023	204,312		11,165,949	9,612,859

Changes in intangible assets:

Company	December 31, 2023	Additions	Amortization expenses	December 31, 2024
Amortizing:
Trademarks	171,628	—	(39,326)	132,302
Softwares	30,448	74,960	(13,923)	91,485
Others	2,236	—	—	2,236
	204,312	74,960	(53,249)	226,023

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Company	December 31, 2022	Additions	Disposals	Amortization	December 31, 2023
Amortizing:
Trademarks	10,487	171,829	—	(10,688)	171,628
Software	20,534	15,360	(304)	(5,142)	30,448
Others intagibles	—	2,236	—	—	2,236
	31,021	189,425	(304)	(15,830)	204,312

Consolidated	December 31, 2023	Additions	Disposals	Amortization expenses	Exchange rate variation	December 31, 2024
Amortizing:
Trademarks	1,651,771	3,589	—	(155,565)	317,763	1,817,558
Softwares	120,746	100,417	(160)	(34,115)	2,663	189,551
Customer relationships	2,353,676	—	—	(388,638)	562,341	2,527,379
Supplier contract	135,931	—	—	(19,989)	11,300	127,242
Others	5,049	85,078	(2,956)	(1,238)	603	86,536
Non-amortizing:
Trademarks	5,290,539	2,897	—	—	1,054,262	6,347,698
Water rights	55,147	1,187	—	—	13,651	69,985
	9,612,859	193,168	(3,116)	(599,545)	1,962,583	11,165,949

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2022	Additions	Disposals	Amortization	Exchange rate variation	December 31, 2023
Amortizing:
Trademark	1,648,336	175,794	—	(120,624)	(51,735)	1,651,771
Software	109,985	37,558	(636)	(25,551)	(610)	120,746
Customer relationships	2,868,194	11,566	(11,884)	(370,675)	(143,525)	2,353,676
Supplier contract	159,187	—	—	(19,086)	(4,170)	135,931
Others	4,345	2,486	(146)	(1,377)	(259)	5,049
Non-amortizing:
Trademarks	5,479,137	1,810	—	—	(190,408)	5,290,539
Water rights	59,205	—	—	—	(4,058)	55,147
	10,328,389	229,214	(12,666)	(537,313)	(394,765)	9,612,859

(1)	The amount of R$66.766 in additions refers to the acquisition of immaterial business combinations during the year by the indirect subsidiary, Seara Alimentos Ltda.

Impairment test:

Annualy, the Company tests the recoverability of its assets using the concept of value in use through cash flow models and at the year ended at December 31, 2024 and 2023, there were no indications of impairment.

14	Goodwill

In the Company, goodwill is recognized under the caption “Investments in subsidiaries, associate and joint venture” because for the investor it is part of its investment in the subsidiary’s acquisition; and as goodwill, in the Consolidated because it refers to expectation of future earnings from the acquired subsidiary, which assets and liabilities are consolidated with the Company’s. Therefore, in the Company there is only goodwill from incorporations in the amount of R$9,085,970 and in the Consolidated all goodwill are recognized as intangible. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Goodwill is an indefinite lived asset and is required to be tested for impairment annually or whenever there is evidence of a decline in fair value. Assets and liabilities are grouped into CGU’s (Cash generating units) for impairment testing purposes. Any impairment loss is recognized immediately in the statement of income and cannot be reversed.

For impairment testing, assets grouped together into the group of assets which generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. CGUs are tested for impairment annually or whenever events and circumstances indicate that the recoverable amount of the CGU is less than its carrying amount. The recoverable amount is the higher of fair value less cost to sell or value in-use. The Company first estimates the value in-use of CGUs and if lower than the carrying amount, the Company will estimate the fair value less cost to sell. During the years ended at December 31, 2024 and 2023, our estimates of the CGU groups’ value in-use exceeded their carrying amounts and therefore estimates of fair value less cost to sell were not determined. The Company estimates of value in-use contain uncertainties due to judgments used in assumptions, including revenue growth, costs and expenses, capital expenditures, working capital and discount rates. The assumptions are based on Management’s estimates as well as comparable data available for market and economic conditions which generate the cash flows.

Upon the sale of a business, the goodwill or corresponding portion of goodwill is included in the calculation of profit or loss on disposal.

	Consolidated
	Useful life	December 31, 2024	December 31, 2023

Goodwill	Indefinite	33,544,518	29,556,234

	Consolidated
Changes in goodwill:	December 31, 2024	December 31, 2023
Balance at the beginning of the period	29,556,234	30,412,362
Acquired in business combination (1)	16,655	—
Business combination adjustments	—	64,206
Exchange rate variation	3,971,629	(920,334)
Balance at the end of the period	33,544,518	29,556,234

(1)	Refer to non-material acquisitions in business combinations by the indirect subsidiary Seara Alimentos Ltda.

Impairment test of goodwill

At December 31, 2024 and 2023, the Company tested the recoverability of goodwill of each CGU group using the concept of value in use through discounted cash flow models based on the balances at September 30, 2024. The determination of the value in use involves using assumptions about cash flows, such as rates of revenue growth, costs and expenses, capital expenditures, working capital requirements and discount rates.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Management projects cash flows for a maximum period of 5 years for the CGU groups of Brazil Beef and USA Pork, to better reflect the long cycle of each group when it refers to the useful life of the animals used in production. The terminal value was assigned based on an expected growth rate of perpetuity for the CGU groups. The weighted average rate of the cost of capital (WACC), used as the discount rate, was estimated on a post-tax basis based on the historical industry performance for to each CGU group and external sources of information regarding market risks.

The impairment testing were assigned to the CGUs groups which were allocated.

For the purposes of impairment testing CGUs have been aggregated into the following groups representing the lowest level within the Company at which the goodwill is monitored for internal management purposes and that have significant goodwill:

	Consolidated
CGU Groups	December 31, 2024	December 31, 2023
Brazil Beef	9,069,926	9,069,926
Seara	3,733,147	3,713,132
USA Pork	4,300,762	3,362,447
Moy Park	—	3,764,512
Pilgrim’s Food Masters (PFM) (1)	—	1,629,983
Australia Smallgoods	1,755,152	1,503,698
Australia Meat	1,587,675	1,359,994
PPC - Fresh poultry (1)	2,485,564	—
PPC - Brands and Snacks (1)	1,625,051	—
PPC - Pork/Lamb in natura (1)	1,254,015	—
PPC - Food Service (1)	1,072,042	—
PPC - Ready meals (1)	360,256	—
Others (2)	6,300,928	5,152,542
Total	33,544,518	29,556,234

For the years ended at December 31, 2024 and 2023 there were no indications that goodwill within any CGU group was impaired.

(1)	On July 1, 2024, the Company successfully completed the reorganization of the Moy Park and Pilgrim’s Food Masters cash-generating units (CGUs), driven by restructuring initiatives within its indirect subsidiary, Pilgrim’s Pride Corporation (“PPC”) in Europe. The purpose of these activities was to integrate core operations and reallocate processing capacities across production facilities, leading to the closure of certain facilities in Europe. As a result of this reorganization, the Company redistributed assets and liabilities to the applicable CGUs and allocated goodwill using the relative net assets approach. The new CGUs are Pork/Lamb Fresh, Poultry Fresh, Food Service, Ready Meals, and Brands & Snacks. At December 31, 2024, the total book value of these CGUs is R$6,796,928. Subsequently, the Company conducted an interim impairment test on the CGUs, both before and after the reorganization. No impairment was recognized as of the year ended December 31, 2024, as a result of these tests.

(2)	These correspond to 19 Cash Generating Units (CGUs) which, because their individual values are immaterial, have been grouped in the ‘Other’ category.

	December 31, 2024
	Brazil Beef	Seara	USA Pork	Australia Smallgoods	Australia Meat	PPC - Fresh Pultry	PPC - Brands & Snacking	PPC - Fresh Pork/ Lamb	PPC - Food Service	PPC - Meals
Discount rate (pre tax)	14.4%	16.1%	9.5%	8.4%	8.4%	14.5%	14.6%	14.7%	14.8%	14.9%
Terminal value growth rate	3.6%	3.6%	2.5%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Estimated growth rate (average for the next 5 years)	6.2%	14.1%	1.5%	8.8%	2.3%	10.6%	6.1%	4.7%	2.8%	3.4%

	December 31, 2023
	Brazil Beef	Seara	USA Pork	Moy Park	Pilgrim’s Food Masters (PFM)	Autralia Smallgoods	Australia Meat
Discount rate (pre tax)	13.5%	15.8%	9.8%	14.0%	13.0%	9.0%	9.1%
Terminal value growth rate	3.5%	3.3%	2.5%	2.0%	2.7%	2.0%	2.0%
Estimated growth rate (average for the next 5 years)	7.2%	13.2%	2.8%	7.4%	6.3%	8.6%	2.3%

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Operation	Revenue source	Specific operating costs
Brazil Beef	Sales from the beef operation in Brazil.	Historical performance and price trends of raw materials, especially cattle and international freight.
Seara	Sales from pork, poultry, and prepared foods operations.	Historical performance and price trends of primary raw materials and international freight.
USA Suínos	Sales from pork operations.	Historical performance and raw material price trends.
Austrália Smallgoods	Sales from Primo Foods Pty Ltd and related operations.	Historical performance and hog price trends.
Australia Meat	Sales from beef operations.	Historical performance and raw material price trends.
PPC - Fresh Poultry	Sales from fresh chicken operations.	Historical performance and raw material price trends.
PPC - Brands & Snacking	Sales from branded and snack food operations.	Historical performance and raw material price trends.
PPC - Fresh Pork/Lamb	Sales from pork, lamb, and value-added operations.	Historical performance and raw material price trends.
PPC - Food Service	Sales from food service operations.	Historical performance and raw material price trends.
PPC - Meals	Sales from frozen entrees.	Historical performance and raw material price trends.

15	Trade accounts payable

Trade accounts payable correspond to the amounts owed to suppliers in the ordinary course of business. If the payment period is equivalent to one year or less, the amount is classified as current liabilities, otherwise the corresponding amount is classified as non-current liabilities. Accounts payable are recognized initially at their fair value and are subsequently measured at amortized cost using the effective interest method. Accounts payable by major type of supplier is as follow:

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2022
Domestic:
Commodities	3,856,320	2,613,599	12,145,523	8,527,807
Materials and services	1,140,081	1,103,675	19,435,984	15,120,057
Finished products	565,631	251,126	505,340	184,266
Adjustment to present value	(10,741)	(36,772)	(59,973)	(95,094)
	5,551,291	3,931,628	32,026,874	23,737,036

Foreign:
Commodities	—	—	126,058	151,795
Materials and services	442,265	536,183	1,681,090	1,552,561
Finished products	1,543	325	10,076	9,582
	443,808	536,508	1,817,224	1,713,938

Total suppliers	5,995,099	4,468,136	33,844,098	25,450,974

Supply chain finance (1)
Domestic	1,994,034	1,466,235	4,451,543	4,552,484
Foreign	—	—	60,847	37,386
	1,994,034	1,466,235	4,512,390	4,589,870

Total	7,989,133	5,934,371	38,356,488	30,040,844

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Confirmed Risk

The Company and its indirect subsidiaries, Seara Alimentos and JBS USA, engage in confirmed risk operations with top-tier financial institutions alongside domestic suppliers. It should be noted that, apart from a relaxation of terms, there were no operational or commercial changes in the process. Additionally, this transaction does not impact the prices set by the suppliers, which remain unchanged compared to the pre-operation values.

The primary objective of the agreement is to optimize payment processing and enable the advancement of receivables to participating suppliers, compared to the original invoice due date. For the Company, this operation does not result in a significant extension of payment terms compared to those previously agreed upon with non-participating suppliers, but it offers the advantage of early receipt to those involved. Additionally, the Company does not incur additional interest on the amounts owed. Therefore, the amounts involved in the transaction are recorded as accounts payable, maintaining the same nature and function as the Company’s other obligations, and are classified as current liabilities as of December 31, 2024 and 2023.

Maturity Date Range:

	Company	Consolidated
Trade Payables under Supplier Financing Agreement (days after the invoice date)	10 - 120	10 - 120
Comparable Trade Payables (days after the invoice date)	1 - 120	1 - 120

Commitment to Purchase for Future Delivery

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, JBJ has already advanced this operation with the banks under the supply chain finance method. As of December 31, 2024, the amount of this transaction was R$365,328 (R$ 358.139 at December 31, 2023), this operation is recognized as supply chain finance.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

16	Loans and financings

Loans and financing are initially recognized at fair value upon receipt of the proceeds, net of transaction costs, and subsequently measured at amortized cost. Below is a schedule showing the Company loans and financing instruments by foreign and local currency. Local currency indicates loans denominated in the functional currency of the borrower. All borrowings denominated in currencies other than the presentation currency (Brazilian Reais) are translated to presentation currency each reporting period. Current amounts include accrued but unpaid interest at period-end. Premiums, discounts and transaction costs are amortized to finance expense using the effective interest method.

Debt Registration with the Securities Exchange Commission (SEC): On October 25, 2024, following the effectiveness declaration by the United States Securities and Exchange Commission (SEC), the Company initiated the acceptance period for the Exchange Offer of the 13 existing series of debt securities (“Old Bonds”), which were not registered with the SEC, for new registered debt securities (“New Bonds”). The offer was filed with the SEC on August 25 and expired on November 25, 2024.

	Company
					Current		Non-current
Type	Average annual interest rate	Currency	Index on variable rate loans	Payment terms	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Foreign currency
ACC (1)	6.15%	USD	—	2024	—	252,514	—	—
Prepayment	7.38%	USD	SOFR	2024-27	—	26,776	—	844,059
FINIMP (2)	6.03%	USD EUR	Euribor	2025	3,803	151,490	—	3,131
Working capital - American Dollar	7.95%	USD	SOFR	2030	2,327	1,751	13,768	12,359
CRA (3)	5.36%	USD	—	2029	4,452	2,139	403,669	186,218
					10,582	434,670	417,437	1,045,767
Local currency
Export credit facility	14.82%		CDI	2028	1,612	11,066	3,639	1,035,206
CRA (3)	6.90%	BRL	CDI e IPCA	2028 - 44	53,312	721,645	6,084,083	9,746,977
Working capital - Brazilian Reais	17.45%	BRL	TJLP	2023 - 28	—	24,597	—	79,061
CDC (5)	15.54%	BRL	—	2028	48,141	103,101	4,154	43,670
FINAME (4)	6.00%	BRL	—	2025	30	2,314	—	27
					103,095	862,723	6,091,876	10,904,941

					113,677	1,297,393	6,509,313	11,950,708

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Company
					Current		Non-current
Type	Average annual interest rate	Currency	Indexer	Payment terms	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Foreign currency
ACC (1)	5.94%	USD	—	2025	6,285,246	252,514	—	—
Prepayment	5.69%	USD	SOFR	2025 - 27	621,064	26,776	—	844,059
FINIMP (2)	6.03%	USD e EUR	Euribor	2025	3,803	151,490	—	3,131
White Stripe credit facility	8.45%	USD e CAD	—	—	—	14,001	—	—
Working capital - American Dollar	7.49%	USD	SOFR	2030	38,628	1,751	13,768	12,359
CRA (3)	5.36%	USD	—	2029	4,452	2,139	403,669	186,218
Scott credit facilities	2.20%	USD	—	2030	—	—	—	8,787
Export credit facility	6.96%	USD	SOFR	2025	633,889	—	—	—
Others	7.03%	Several	Several	—	22,199	—	10,471	—
					7,609,281	448,671	427,908	1,054,554
Local currency
FINAME (4)	6.00%	BRL	—	2025	30	2,314	—	27
Prepayment	7.09%	GBP, USD	BoE, SOFR	2025	—	265,814	—	290,478
JBS Lux 2.50% Notes 2027 (1)	2.50%	USD	—	2027	70,951	55,878	6,132,352	4,774,587
JBS Lux 5.13% Notes 2028 (1)	5.13%	USD	—	2028	118,180	93,045	5,506,738	4,291,318
JBS Lux 6.50% Notes 2029 (1)	6.50%	USD	—	2029	5,784	5,248	432,483	377,065
JBS Lux 3.00% Notes 2029 (1)	3.00%	USD	—	2029	45,817	36,106	3,646,397	2,838,018
JBS Lux 5.50% Notes 2030 (1)	5.50%	USD	—	2030	193,893	154,486	7,686,458	6,002,878
JBS Lux 3.75% Notes 2031 (1)	3.75%	USD	—	2031	9,220	7,567	3,027,942	2,398,080
JBS Lux 3.00% Notes 2032 (1)	3.00%	USD	—	2032	23,221	18,557	6,084,987	4,746,125
JBS Lux 3.63% Notes 2032 (1)	3.63%	USD	—	2032	99,671	80,990	5,917,027	4,766,124
JBS Lux 5.75% Notes 2033 (1)	5.75%	USD	—	2033	146,268	142,668	10,070,326	9,687,901
JBS Lux 6.75% Notes 2034 (1)	6.75%	USD	—	2034	186,190	149,596	9,200,252	7,630,203
JBS Lux 4.38% Notes 2052 (1)	4.38%	USD	—	2052	100,241	78,957	5,496,848	4,295,380
JBS Lux 6.50% Notes 2052 (1)	6.50%	USD	—	2052	50,195	40,648	9,450,062	7,394,040
JBS Lux 7,25% Notes 2053 (1)	7.25%	USD	—	2053	49,774	90,382	5,469,144	4,275,904
PPC 4.25% Notes 2031	4.25%	USD	—	2031	46,919	43,436	5,227,558	4,765,795
PPC 3.50% Notes 2032	3.50%	USD	—	2032	64,480	50,834	5,525,098	4,314,489
PPC 6.25% Notes 2033	6.25%	USD	—	2033	187,534	212,649	5,981,767	4,763,926
PPC 6.88% Notes 2034	6.88%	USD	—	2034	26,014	36,983	3,009,940	2,345,983
Working capital - Brazilian Reais	10.99%	BRL	TJLP	2028	—	24,597	—	79,061
Working capital - Euros	3.78%	EUR	Euribor	2025 - 28	134,921	83,507	53,776	49,314
Export credit facility	13.48%	BRL	CDI	2025 - 30	5,311	14,103	5,243	1,039,597
CDC (5)	15.29%	BRL	—	2028	57,876	103,101	5,049	43,670
Rural - Credit note - Pre fixed	11.01%	BRL	—	2025	2,114,627	1,176,088	—	—
CRA (3)	6.85%	BRL	CDI e IPCA	2025 - 37	70,688	721,645	7,544,080	9,746,977
Scott credit facilities	7.69%	USD, EUR	—	2025	—	97,247	—	2,561
Beardstown Pace credit facility	3.65%	USD	—	2050	—	32,383	—	313,232
JBS Australia feedlot agreement	2.76%	AUD	—	2028	—	4,807	—	164,861
Commercial notes	5.10%	-	—	2025	1,251,736	—	—	—
Other	6.63%	Several	Several	-	237,327	44,053	869,737	53,317
					5,296,868	3,867,689	106,343,264	91,450,911

					12,906,149	4,316,360	106,771,172	92,505,465

(1)	Corresponds to the registration of debts with the Securities and Exchange Commission (SEC) on October 25, 2024.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Average annual interest rate: Refers to the weighted average nominal interest cost on the base date. Loans and financing are fixed at a fixed rate or indexed to rates: CDI, Euribor, SOFR, IPCA, TJLP, among others.

On December 31, 2024, the availability under Brasil revolving credit facilities was US$500 million (equivalent to R$3.1 billion) and US$450 million (equivalent to R$2,18 billion) on December 31, 2023 . In the United States the revolving credit facilities on December 31, 2024, was US$2.9 billion (equivalent to R$18 billion) and US$2,9 billion (R$$14 billion at December 31, 2023).

The non-current portion of the principal payment schedule of loans and financing is as follows:

	Company		Consolidated
Maturity	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

2025	—	434,060	—	828,968
2026	7,979	29,187	234,395	91,974
2027	70,327	991,389	6,244,315	5,778,285
2028	350,011	870,390	6,086,657	5,338,878
2029	143,794	162,746	4,370,235	166,623
2030	716,371	—	8,457,625	—
Maturities thereafter 2030	5,220,831	9,462,936	81,377,945	80,300,737
	6,509,313	11,950,708	106,771,172	92,505,465

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

16.1	Guarantees and contractual restrictions (“covenants”)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default
JBS USA Revolving Credit Facility

Issuer:

-JBS USA Holding Lux S.à.r.l.;

-JBS USA Food Company;

-JBS Australia Pty. Ltd.;

-JBS Food Canada ULC .

Guarantors:

-JBS S.A.;

-JBS Global Luxembourg S.à.r.l.;

-JBS Global Meat Holdings

Pty. Limited.

Usual and customary for investment grade facilities of this type and subject to customary exceptions, but limited to: (i) incurrence of “priority debt”, such as mortgage, guarantee, taxes to pay (ii) liens; (iii) fundamental changes, (iv) sale lease-backs, (v) sales of all or substantially all of the assets of the Borrowers and their subsidiaries, (vi) changes in line of business and (vii) changes in fiscal year.

The credit agreement also require compliance with a maximum total debt to capitalization of 55.0% (the “Financial Maintenance Covenant”). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all US assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the Revolving Credit Facility shall be limited to collateral coverage and there shall be limitations on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.

The facility contains customary events of default. (1)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Notes 2.50%
JBS Lux 2027

Notes 5,13%

JBS Lux 2028

Notes 6,50%

JBS Lux 2029

Notes 3,00%

JBS Lux 2029

Notes 5,50%

JBS Lux 2030

Notes 3.75%
JBS Lux 2031

Notes 3,00%
JBS Lux 2032

Notes 3.63%
JBS Lux 2032

Notes 5,75%

JBS Lux 2033

Notes 6,75%

JBS Lux 2034

Notes 4,38%

JBS Lux 2052

Notes 6,50%

JBS Lux 2052

Notes 7,25%

JBS Lux 2053

Issuer:

JBS USA Holding Lux S.á.r.l.

JBS USA Food Company (JBS

USA);

JBS USA Foods Group Holdings, Inc (USA).

Guarantor:

JBS S.A. (JBS S.A.);

JBS Global Luxembourg S.à r.l

(JBS Global Lux);

JBS Global Meat Holdings Pty.

Limited (JBS Global Meat).

These notes contain restrictive covenants applicable to the Company and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.	‘The covenants contains customary events of default.(1)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Notes 4,25% PPC 2031 Notes 3,50% PPC 2032 Notes 6,25% PPC 2033 Notes 6,88% PPC 2034	Issuer: -Pilgrim’s Pride Corporation. Guarantor: -Pilgrim’s Pride Corporation of West Virginia, Inc.;

These notes are subject to restrictive covenants applicable to PPC and its significant subsidiaries, including limitation on encumbrances, limitation on sale and leaseback transactions, limitation on mergerconsolidation and sale of assets. These limitations are subject to certain exceptions, which may be material.

‘The covenants contains customary events of default.(1)

PPC Revolving Credit Facility	Borrowers: -Pilgrim’s Pride Corporation; -To-Ricos Ltd. -To-Ricos Distribution, LTD.

On October 4, 2023, PPC and certain of its subsidiaries entered into an unsecured Revolving Credit Agreement with CoBank, ACB as administrative agent and other involved lenders that replaced the 2021 U.S. Credit Facility.

The credit agreement increased its availability under the revolving loan commitment from US$800.0 million to US$850.0 million, in addition to changes to clauses and the extension of the maturity date from August 2026 to October 2028.

The RCF also requires compliance with a minimum interest coverage ratio of 3.50:1.00 (the “Financial Maintenance Covenant”). The Borrowers may give collateral cure notice to the administrative agent, electing to provide full unconditional guarantee perfected by first priority security interest in substantially all U.S. assets. From and after the collateral cure date the financial maintenance covenant shall no longer be in effect, availability under the RCF shall be limited to collateral coverage, may be subject to a minimum fixed charge coverage ratio if utilization is above 80% and there shall be limitation on 1) liens, 2) indebtedness, 3) sales and other dispositions of assets, 4) dividends, distributions, and other payments in respect of equity interest, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of unsecured subordinated material indebtedness. In each case, clauses 1 to 6 are subject to certain exceptions which can be material.

Customary Events of Default (1)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Line of Credit Moy Park Holdings (Europe) Limited - Revolving Credit Facility

Borrowers:

-Moy Park Limited

-Pilgrim’s Pride Limited

-Pilgrim’s Food Masters UK Limited

-Pilgrim’s Food Masters Ireland Limited

-Pilgrim’s Shared Services Limited

Guarantors:- Moy Park Limited

-Moy Park Holidings (Europe) Limited

-Consumer Foods Van Sales Limited

-Onix Investments UK Limited

-Rollover Limited

-Oakhouse Limited

-Attleborough Foods Limited

-Noon Products Limited

-Spurway Foods Limited

-Pilgrim’s Pride Limited

The RCF requires compliance with a minimum interest coverage ratio of 3.00:1.00, and the leverage ratio must not exceed 3.00:1.00.

Customary agreements that may limit the ability of Moy Park Holdings (Europe) Limited, as well as the ability of Borrowers or Guarantors, include, among other things:

-Selling or disposing of certain assets;

-Changing the general nature of the company’s primary business activity;

-Incuring certain additional debts;

-Declaring specific dividends, share premiums, or share buybacks.

Customary Events of Default (1)

Primo ANZ credit facility

Borrowers:

- Primo Foods Pty Ltd.

Guarantors:

- Industry Park Pty Ltd;

-Primo Foods Pty Ltd;

-Australian Consolidated Food Holdings Pty Limited;

-Australian Consolidated Food Investments Pty Limited;

-Primo Group Holdings Pty Limited;

-Primo Meats Pty Ltd;

-Hans Continental Smallgoods Pty Ltd;

-P& H Investments 1 Pty Ltd;

-Hunter Valley Quality Meats Pty Limited;

-Seven Point Pork Pty Ltd;

-P&H Investments 2 Pty Ltd;

-Primo Retail Pty Ltd;

-Primo Meats Admin Pty Ltd;

-Premier Beehive Holdco Pty Ltd;

-Premier Beehive NZ.

Customary covenants that may limit Primo’s ability and the ability of certain subsidiaries to, among other things:

-sell or dispose of certain assets;

-change the general nature of the core business of the company;

-incur certain additional indebtedness;

-create encumbrances;

-declare certain dividends, share premiums, or repurchases of equity.

Customary Events of Default (1)

Huon credit facility

Borrowers:

Huon Aquaculture Group Limited

Guarantors:

-Industry Park Pty Ltd;

-Huon Aquaculture Group Limited;

-Huon Aquaculture Company Pty Ltd;

-Springs Smoked Seafoods Pty Ltd ;

-Springfield Hatcheries Pty Ltd;

-Huon Ocean Trout Pty Ltd;

-Meadow Bank Hatchery Pty Ltd;

-Morrison’s Seafood Pty Ltd;

-Southern Ocean Trout Pty Ltd;

-Huon Shellfish Co Pty Ltd;

-Spring Smoked Salmon Pty Ltd;

-Huon Salmon Pty Ltd;

-Huon Smoked Salmon Pty Ltd;

-Huon Smoked Seafoods Pty Ltd;

-Huon Seafoods Pty Ltd;

-Huon Tasmanian Salmon Pty Ltd.

Customary covenants that may limit Huon’s ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

- incur certain additional indebtedness;

- create encumbrances;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Credit facility JBS Australia & Rivalea

Borrowers:

-JBS Australia Pty Limited;

-Rivalea (Australia) Pty Ltd.

Guarantors:

-JBS Australia Pty Limited;

-Diamond Valley Pork Pty Ltd;

-Oxdale Dairy Enterprise Pty Ltd;

-Rivalea (Australia) Pty Ltd

-Industry Park Pty Ltd.

Customary covenants that may limit JBS Australia´s and Rivalea’s ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

- incur certain additional indebtedness;

- create encumbrances;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)

Credit facility	Borrowers: -Andrews Meat Industries Pty Ltd.

Customary covenants that may limit JBS AMI ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

- incur certain additional indebtedness;

- create encumbrances;

- declare certain dividends, share premiums, or repurchases of equity.

The facility also contains customary events of default. (1)

Credit facility	Borrowers: -White Stripe Foods Pty Ltd.

Customary covenants that may limit JBS WSF ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

The facility also contains customary events of default. (1)

Credit facility Mexico	Borrowers: -Pilgrim’s Pride, S. de R.L. de C.V. Guarantors: -Avícola Pilgrim’s Pride de Mexico, SA de CV.	Customary covenants that may limit the Company´s ability to realize new investments and be a guarantor for third party loans, change the general nature of the core business of the company or line of business and initiate the liquidation process. These limitations are subject to certain exceptions, which may be material.	The facility also contains customary events of default. (1)

Commercial Paper

Borrowers:

-JBS USA Holding Lux S.à.r.l.

-JBS USA Food Company

(JBS USA);

-JBS USA Foods Group

Holdings, Inc. (USA)

Guarantors:

- JBS S.A. (JBS S.A.);

-JBS Global Luxembourg S.à

r.l (JBS Global Lux);

-JBS Global Meat Holdings

Pty. Limited (JBS Global

Meat).

		On December 10, 2024, the subsidiary JBS USA Food Company began issuing commercial notes, allowing it to raise funds for up to 397 days at competitive interest rates, which vary according to the term of the notes. On December 29, 2024, outstanding loans totaled US$ 202.1 million, net of the discount related to the issue. The weighted average interest rate on outstanding commercial notes was 5.10%, with maturities of less than 30 days.	The facility contains customary events of default. (1)

8° issuance of debentures CRA 9° issuance of debentures CRA 10° issuance of debentures CRA 11° issuance of CRA	Borrowers: JBS S.A

Standard contractual restrictions that may limit the Group’s ability, among other things, to:

-create encumbrances;

-sell or transfer to third parties all or substantially all assets;

-carry out spin-offs, mergers or incorporations of the Group and/or its Subsidiaries by third parties;

-pay dividends if the issuer is in default with respect to any of its pecuniary obligations under the indenture

The facility contains customary events of default. (1)

1st Issuance of Agribusiness Receivables Certificate (CRA) tied to Rural Product Note.	Borrowers: Seara Alimentos Ltda. Guarantors: JBS S.A

Customary contractual restrictions that may limit the Company’s ability, among other things, to:

– create encumbrances;

– sell or transfer to third parties all or substantially all assets;

– carry out spin-offs, mergers, or acquisitions of the Company and/or its subsidiaries by third parties;

– pay dividends if the issuer is in default of any of its financial obligations under the terms of the issuance deed.

Customary Events of Default (1)

(1)	Customary events of default includes failure to perform or observe terms, covenants or other agreements in the facility, defaults on other indebtedness if the effect is to permit acceleration, failure to make a payment on other indebtedness unless waived or extended within the applicable grace period, entry of unsatisfied judgments or orders against the issuer or its subsidiaries and certain events related to bankruptcy and insolvency matters.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The Company was in compliance with all of its debt covenant restrictions at December 31, 2024 and until the date that these financial statements were approved.

16.2	Financing activities

Company	Note	Balance at January 1, 2024	Cash flows	(Financial) Revenue	Non-cash transactions (1)	Balance at December 31, 2024
Loans and financing	16	(13,248,101)	7,773,497	(1,131,035)	(17,351)	(6,622,990)
Lease liability	12.2	(151,030)	87,627	(11,491)	(149,575)	(224,469)
Derivative liabilities		396,931	825,178	(2,142,620)	—	(920,511)
Margin cash	3	64,754	112,882	—	—	177,636
Profit reserves		(15,410,466)	—	—	(2,961,603)	(18,372,069)
Total		(28,347,912)	8,799,184	(3,285,146)	(3,128,529)	(25,962,403)

Consolidated	Note	Balance at January 1, 2024	Cash flows	(Financial) Revenue	Non-cash transactions (1)	Balance at December 31, 2024
Loans and financing	16	(96,821,825)	6519301	(29,259,406)	(115,391)	(119,677,321)
Lease liability	12.2	(8,913,933)	2550894	(1,939,143)	(2,435,445)	(10,737,627)
Derivative liabilities		123,380	1255807	(2,707,399)	203,702	(1,124,510)
Margin cash	3	641,283	-113712	318,010	—	845,581
Profit reserves		(15,410,466)	4436392	2,217,956	(9,615,951)	(18,372,069)
Non-controlling interest		(3,647,167)	56465	—	(1,998,857)	(5,589,559)
Total		(124,028,728)	14,705,147	(31,369,982)	(13,961,942)	(154,655,505)

Company	Note	Balance at January 1, 2023	Cash flows	(Financial) Revenue	Non-cash transactions	Balance at December 31, 2023
Loans and financing	16	(15,699,582)	3,752,651	(1,171,044)	(130,126)	(13,248,101)
Lease liability	12.2	(62,698)	52,232	(6,646)	(133,918)	(151,030)
Derivative liabilities		(180,093)	62,308	514,715	1	396,931
Margin cash	3	80,434	(15,680)	—	—	64,754
Profit reserves		(18,689,553)	2,218,118	—	1,060,969	(15,410,466)
Total		(34,551,492)	6,069,629	(662,975)	796,926	(28,347,912)

Consolidated	Note	Balance at January 1, 2023	Cash flows	(Financial) Revenue	Non-cash transactions (1)	Balance at January 1, 2023
Loans and financing	16	(92,354,061)	(4,407,128)	284,374	(345,010)	(96,821,825)
Lease liability	12.2	(8,984,008)	2,384,894	(160,211)	(2,154,608)	(8,913,933)
Derivative liabilities		6,608	58,050	367,060	(308,338)	123,380
Margin cash	3	679,391	130,759	(168,867)	—	641,283
Profit reserves		(18,689,553)	2,218,118	—	1,060,969	(15,410,466)
Non-controlling interest		(3,464,765)	33,015	—	(215,417)	(3,647,167)
Total		(122,806,388)	417,708	322,356	(1,962,404)	(124,028,728)

(1)	The amounts presented as non-cash transactions refer to lease liabilities, appropriation of net income, and provisions.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

17	Other taxes payable

Income and other taxes payable are comprised of the following:

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Taxes payable in installments	239,996	288,891	275,097	329,110
PIS / COFINS tax payable	—	74,531	95,224	158,964
ICMS / VAT / GST tax payable	62,856	52,630	234,490	171,067
Withholding income taxes (1)	49,226	48,137	2,147,398	50,966
Others	12,772	6,141	470,198	443,915
Subtotal	364,850	470,330	3,222,407	1,154,022
Income taxes	—	—	1,442,971	403,022
Total	364,850	470,330	4,665,378	1,557,044

Breakdown:
Current liabilities	187,836	238,006	2,147,248	1,100,179
Non-current liabilities	177,014	232,324	2,518,130	456,865
	364,850	470,330	4,665,378	1,557,044

(1)	In light of a corporate restructuring of the indirect subsidiary JBS USA, the Company analyzed and concluded the existence of a tax uncertainty regarding Withholding Income Tax (IRRF) in the Luxembourg jurisdiction. The Company evaluated the tax uncertainty in accordance with IFRIC 23, which provides guidance on the accounting and measurement of uncertain tax liabilities, and recognized a tax provision in the consolidated financial statements for the year ended December 31, 2024, in the amount of US$338,320 (equivalent to R$2,094,979).

18	Payroll and social charges

Payroll and social charges are comprised of the following:

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Taxes payable in installments	2,204,454	2,344,071	2,207,832	2,369,913
Bonus and vacation along with related social charges	393,421	335,059	4,982,019	3,563,866
Salaries and related social charges	676,675	478,270	3,480,009	2,437,111
Others	24,070	16,403	404,877	283,826
	3,298,620	3,173,803	11,074,737	8,654,716
Breakdown:
Current liabilities	1,484,449	1,208,139	8,890,600	6,280,042
Non-current liabilities	1,814,171	1,965,664	2,184,137	2,374,674
	3,298,620	3,173,803	11,074,737	8,654,716

Taxes payable in installments: In December 2022, the Brazilian Supreme Court (STF), in a favorable decision regarding the Direct Action of Unconstitutionality (ADI No. 4,395), declared unconstitutional the subrogation of the collection of social security contributions related to the Rural Worker Assistance Fund (FUNRURAL) to slaughterhouses, consumer companies, consignors, or cooperatives purchasing production. As of December 31, 2024, the Company and its subsidiaries have recorded a provision under the “Social Charges Installments” line item amounting to R$1.49 billion (R$1.69 billion as of December 31, 2023) at the Parent Company level and R$1.49 billion (R$1.71 billion as of December 31, 2023) at the Consolidated level, related to FUNRURAL installments. As of December 31, 2024, the Company and its subsidiaries settled installments in cash and offset them against recoverable tax balances totaling R$1.49 billion (R$1.17 billion as of December 31, 2023) at the Parent Company level and R$1.56 billion (R$1.22 billion as of December 31, 2023) at the Consolidated level. The Company is still awaiting the approval of the judgment minutes that will proclaim the result, as well as potential modulation of effects by the STF, which will determine the period for which the decision will take effect.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

19	Dividends payable

The Company’s bylaws requires the payment of dividends equal to at least 25% of the annual net income attributable to company shareholders. The Company recognizes a liability at year-end for the minimum unpaid yearly dividend amount. Dividends payable are recognized as a liability at December 31 of each year.

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Declared dividends on 2020 - Residual	—	29	—	29
Declared dividends on 2021 - Residual	61	61	61	61
Declared dividends on 2022 - Residual	42	42	42	42
Declared dividends on 2023 - Residual	26	28	1,804	1,806
Declared dividends on 2024 - Residual	55	—	664	—
Interim dividends	2,218,116	—	2,218,116	—
Subtotal	2,218,300	160	2,220,687	1,938

The amount of residual dividends from previous fiscal years corresponds to unpaid amounts due to the lack of updated banking details with banks and brokers. This issue, arising from some minority shareholders, prevents the completion of the payment. The Company notifies these shareholders to update their information so that the balance can be settled. The balance of prescribed dividends is absorbed under the “Profit Reserves” account, as they are not distributed within the three-year period. The liability will be maintained as a short-term obligation during the legal period, as the payment is automatically processed once the records are updated.

On August 13, 2024, the Company approved the distribution of proposed interim dividends from profit reserves, totaling R$4.44 billion, equivalent to R$2.00 per common share. These interim dividends were paid to shareholders on October 7, 2024.

On November 13, 2024, the Company approved the distribution of proposed interim dividends related to profit reserves, in the total amount of R$2.22 billion, corresponding to R$1.00 per ordinary share. The interim dividends were paid to shareholders on January 15, 2025.

The distributed dividends per share were:

	2024	2023
Dividends to be distributed	6,654,348	2,218,116
Number of outstanding shares of share capital– ordinary shares	2,218,116,370	2,218,116,370
Dividends per share - R$	3.00	1.00

The company distributed dividends based on the balance of profit reserves in the total amount of R$6.65 billion. The interim dividends were charged to the minimum mandatory dividends for the year ending December 31, 2024.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

20	Provisions for legal proceedings

The preparation of financial statements requires Management to use estimates and assumptions regarding contingencies, which affect the value of assets, liabilities, revenues, and expenses in the current reporting period. In particular, given the uncertainties of a fiscal nature in Brazilian tax legislation, the determination of tax liabilities requires Management to exercise judgment, and the outcome upon realization may differ from the estimates.

The Company and its subsidiaries are subject to proceedings of labor, civil, tax, social security, and other natures. Management must estimate the probability of any adverse outcomes from these proceedings as well as the probable losses associated with these matters.

Provisions are recognized as liabilities, in administrative expenses, and charges in financial results, when losses are considered probable; that is, when an outflow of resources is likely to be required, and the amount can be reliably measured.

When the existence of a present obligation is not deemed probable, the Company discloses contingent liabilities, except in cases where the possibility of an outflow of resources is remote, in which case no provision or disclosure is required.

The Company is involved in judicial and administrative proceedings, predominantly in Brazil. The analysis of the probability of losses in these cases takes into account the available evidence, legal norms, jurisprudence, the most recent and relevant judicial decisions, as well as the opinions of in-house legal counsel. Provisions are adjusted for inflation and recorded in net financial results (income/expenses). The average estimated time for the conclusion of proceedings is approximately 2.5 years for labor cases, 4 years for civil cases, and between 5 and 10 years for tax and social security cases.

	Company		Consolidated
Breakdown:	31.12.24	31.12.23	31.12.24	31.12.23
Current liabilities	—	—	1,738,822	955,866
Non-current liabilities	476,817	559,310	1,341,615	1,529,624
	476,817	559,310	3,080,437	2,485,490

Provisions are recognized for proceedings with a probable risk of loss, as outlined below:

	Company				Consolidated
	31.12.24				31.12.23
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	257,414	140,051	79,352	476,817	252,703	128,135	178,472	559,310
Total	257,414	140,051	79,352	476,817	252,703	128,135	178,472	559,310

	Consolidated				Consolidated
	31.12.24				31.12.23
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	539,192	370,274	424,269	1,333,735	522,569	355,844	643,924	1,522,337
USA	—	1,738,816	—	1,738,816	—	955,861	—	955,861
Others jurisdictions	325	277	7,284	7,886	312	232	6,748	7,292
Total	539,517	2,109,367	431,553	3,080,437	522,881	1,311,937	650,672	2,485,490

20.1	Labor - Movement of provisions:

	Company
Jurisdiction	31.12.23	Additions, reversals and changes in estimates	Payments	Indexation	31.12.24

Brazil	252,703	137,613	(146,930)	14,028	257,414
Total	252,703	137,613	(146,930)	14,028	257,414

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
Jurisdiction	31.12.22	Additions, reversals and changes in estimates	Payments	Indexation	31.12.23

Brazil	252,392	137,754	(159,407)	21,964	252,703
Total	252,392	137,754	(159,407)	21,964	252,703

	Consolidated
Jurisdiction	31.12.23	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	31.12.24

Brazil	522,569	355,660	(376,469)	37,432	—	539,192
Other jurisdictions	312	27	(23)	—	9	325
Total	522,881	355,687	(376,492)	37,432	9	539,517

	Consolidated
Jurisdiction	31.12.22	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	31.12.23

Brazil	517,526	302,532	(345,864)	48,375	—	522,569
Other jurisdictions	432	84	(43)	1	(162)	312
Total	517,958	302,616	(345,907)	48,376	(162)	522,881

●	Brazil

As of December 31, 2024, the total provision recorded in the consolidated financial statements amounted to R$539,192 (R$522,569 as of December 31, 2023). The potential loss associated with these proceedings, assessed with the support of legal advisors, is considered probable. The individual proceedings involve low amounts and are filed by former employees, with the main claims related to overtime payments, compensation for health risks, commuting time, workplace accidents, and occupational illnesses.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

20.2	Civil - Movement of provisions:

	Company
Jurisdiction	31.12.23	Additions, reversals and changes in estimates	Payments	Indexation	31.12.24

Brazil	128,135	52,289	(57,378)	17,005	140,051
Total	128,135	52,289	(57,378)	17,005	140,051

	Consolidated
Jurisdiction	31.12.22	Additions, reversals and changes in estimates	Payments	Indexation	31.12.23

Brazil	77,765	92,591	(72,201)	29,980	128,135
Total	77,765	92,591	(72,201)	29,980	128,135

	Consolidated
Jurisdiction	31.12.23	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	31.12.24

Brazil	355,844	83,332	(103,527)	34,625	—	370,274
USA	955,861	1,464,527	(1,005,129)	8	323,549	1,738,816
Others jurisdictions	232	29	(21)	(6)	43	277
Total	1,311,937	1,547,888	(1,108,677)	34,627	323,592	2,109,367

	Consolidated
Jurisdiction	31.12.22	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	31.12.23

Brazil	253,262	147,120	(119,374)	74,836	—	355,844
USA	909,127	564,719	(442,854)	—	(75,131)	955,861
Others jurisdictions	116	114	—	—	2	232
Total	1,162,505	711,953	(562,228)	74,836	(75,129)	1,311,937

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

●	Brazil

As of December 31, 2024, the total provision recorded in the consolidated financial statements amounted to R$370,274 (R$355,844 as of December 31, 2023). The potential loss associated with these proceedings, based on the assessment conducted by legal advisors, is considered probable. Most of the claims consist of individual low-value lawsuits, primarily related to compensation for collective moral damages, moral damages arising from improper protests, damage reparations with integrated parties, claims involving industrial or commercial trademarks, and consumer contracts related to product quality.

●	United States

As of December 31, 2024, the total amount of the provision classified as probable is R$ 1,74 Billions (R$ 955.861 as of December 31, 2023). The main lawsuits are described below:

a. Broiler antitrust Litigation

Between September 2, 2016 and October 13, 2016, a series of federal class action lawsuits were filed with the U.S.District Court for the Northern District of Illinois (the “Illinois Court”) against PPC and other defendants by and on behalf of direct and indirect purchasers of broiler chickens alleging violations of antitrust and unfair competition laws and styled as In re Broiler Chicken Antitrust Litigation, Case No. 1:16-cv-08637 (the “Broiler Antitrust Litigation”). The complaints seek, among other relief, treble damages for an alleged conspiracy among defendants to reduce output and increase prices of broiler chickens from the period of January 2008 to the present. PPC has entered into agreements to settle all claims made by the three certified classes for an aggregate total of $195.5 million, each of which has received final approval from the Illinois Court and paid in 2021. PPC continues to defend itself against the direct-action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Broiler Opt Outs”). PPC will seek reasonable settlements where they are available. To date, the Group has recognized an expense of $582.5 million, including a $45.0 million incremental increase in the thirteen weeks ended December 29, 2024, to cover settlements with various Broiler Opt Outs and paid an aggregate total of $512.2 million to Broiler Opt Outs and as of December 31, 2024 has a provision of $70.3 million (US$ 38,9 million as of December 31, 2023) for these settlements. These settlement expenses were recognized within general and administrative expense in the consolidated statement of profit or loss.

On January 27, 2017, a purported class action on behalf of broiler chicken farmers was brought against PPC and other chicken producers in the U.S. District Court for the Eastern District of Oklahoma alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers. The complaint was consolidated with several subsequently filed consolidated amended class action complaints and styled as In re Broiler Chicken Grower Litigation, Case No. CIV-17-033. On June 24, 2024, a settlement was reached in the amount of $100.0 million. The settlement was paid on October 28, 2024. A US$71.0 million incremental increase in settlement amount was recognized in the second quarter of 2024. These settlement expenses were recognized within general and administrative expense in the consolidated statement of profit or loss. On January 7, 2025, the Court granted final approval of the Group settlement and dismissed the case.

b. Pork Antitrust Litigation

Between June 28, 2018 and July 23, 2018, a series of purported class action lawsuits were filed against JBS Food Company, a number of other pork producers, and Agri Stats, Inc. in the U.S. District Court for the District of Minnesota (the “Minnesota Court”) on behalf of direct and indirect purchasers of pork alleging violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws, which were consolidated and styled as In re Pork Antitrust Litigation, Case No. 0:18- cv-01776 (the “Pork Antitrust Litigation”). JBS USA has entered into agreements to settle all claims made by the three certified classes, for an aggregate total of $57.3 million, each of which has received final approval from the Minnesota Court. JBS USA continues to defend itself against the direct action plaintiffs as well as parties that have opted out of the class settlements (collectively, the “Pork Opt Outs”). JBS USA will seek reasonable settlements where they are available. To date, the Group has recognized expense of $83.7 million to cover negotiated settlements with various Pork Opt Outs and paid an aggregate total of $59.5 million to pork Opt Outs and as of December 31, 2024 JBS Food Company has a provision of $24.2 million (US$ 36,7 million as of December 31, 2023) for these settlements. During 2024, the Group recognized expense of US$3.5 million for negotiated settlements with various Pork Opt Outs and paid US$16.0 million to Pork Opt Outs. The Group recognized these settlement expenses within general and administrative expenses in the consolidated statement of income.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

c. Beef Antitrust Litigation

Between April 23, 2019 and June 18, 2020, a series of purported class action lawsuits were filed against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS S.A., and certain other beef processors in the Minnesota Court, each alleging, among other things, violations of the Sherman Antitrust Act, which were coordinated in the Minnesota Court for pre-trial purposes and styled as In re Cattle and Beef Antitrust Litigation, Case No. 0:20- cv-1319 (the “US Beef Antitrust Litigation”).In the US Beef Antitrust Litigation.To date, JBS USA has settled with three of the purported classes, for an aggregate expenses of US$161.0 million (equivalent R$996.960, of which US$83.5 million (equivalent R$517.057) (US$ 21,4 million (equivalent R$103.604) at december 31, 2023) remains unpaid as of December 31, 2024 (zero as of December 31, 2023). JBS Food Company’s settlements with the putative Direct Purchaser Plaintiff class and the Commercial Indirect Purchaser Plaintiff class have received final approval from the Minnesota Court. JBS USA Food Company’s settlement with the putative cattle class is subject to court approval. During 2024, the Group recognized these expenses in the amount of US$83.5 million (equivalent R$517.057) (US$53 million (equivalent R$256.589) in 2023) within general and administrative expenses in the consolidated statement of income. The Group continues to defend itself against the remaining classes and the direct-action plaintiffs (those parties that have opted out of the class settlements (collectively, the “Beef Opt Outs”)) in the US Beef Antitrust Litigation, but will continue to seek reasonable settlements in the US Beef Antitrust Litigation where available. During 2024, the Group expensed US$1.7 million (equivalent R$10.527) (zero in 2023) for negotiated settlements with various Beef Opt Outs and paid all claims made by the plaintiffs in the amount of US$23.1 million (equivalent R$143.024) to Beef Opt Outs. These expenses are recognized within general and administrative expenses in the consolidated statement of income.

Between February 18, 2022 and March 24, 2022, two purported class action lawsuits were filed in Canada against JBS USA, Swift Beef Company, JBS Packerland, Inc., JBS Food Canada ULC (“JBS Canada”), and a number of other beef processors alleging similar claims to those in the Beef Antitrust Litigation (the “Canadian Beef Antitrust Litigation”). In the Canadian Beef Antitrust Litigation, JBS Food Canada has entered into an agreement to settle all claims made by the plaintiffs for US$5.5 million (equivalent R$34.058) which was paid in 2024, though the agreement is still subject to final approval by the court. During 2024, the Group recognized these expenses in the amount of US$5.5 million (equivalent R$34.058)(zero in 2023) within general and administrative expenses in the consolidated statement of income.

d. US Litigation

On October 20, 2016, Patrick Hogan, acting on behalf of himself and a putative class of certain PPC stockholders, filed a class action complaint in the Colorado Court against PPC and its named executive officers styled as Hogan v. Pilgrim’s Pride Corporation, et al., No. 16-CV-02611. The complaint alleges, among other things, that PPC’s Securities and Exchange Commission (“SEC”) filings contained statements that were rendered materially false and misleading. On December 6, 2024,the Group entered into a settlement agreement in principal with the putative class in the amount of $41.5 million, which is subject to court approval, no amount was paid and as of December 31, 2024 PPC has a provision of $41.5 million (zero as of December 31, 2023) for these settlements. The Group recognized these settlement expenses within general and administrative expenses in the consolidated statement of profit or loss.

e. Poultry Workers Class Action

Between August 30, 2019 and October 16, 2019, a series of purported class action lawsuits were filed in the US District Court for the District of Maryland (the “Maryland Court”) against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats, styled as Jien, et al. v. Perdue Farms, Inc., et al., No. 19- cv-02521. The plaintiffs are a putative class of poultry processing plant production and maintenance workers (the “Poultry Workers Class”) and allege that the defendants conspired to fix and depress the compensation paid to Poultry Workers Class in violation of the Sherman Antitrust Act. The Group entered into an agreement to settle all claims made by the Poultry Workers Class for $29.0 million and paid the plaintiffs this amount during 2021, though the agreement is still subject to final approval by the Maryland Court.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

f. Colorado Court Compensation Class Action

On November 11, 2022, a purported class action lawsuit was filed against JBS USA and a number of other meatpackers as well as Webber, Meng, Sahl & Company and Agri Stats, Inc. in the U.S. District Court for the District of Colorado (the “Colorado Court”). The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to pork and beef plant workers in violation of the Sherman Act and seek damages from January 1, 2014 to the present. JBS USA agreed to settle all claims made by the purported class for $55.0 million, which has been preliminarily approved by the Colorado Court. The Group recognized these settlement expenses within general and administrative expense in the consolidated statement of profit or loss which remains unpaid as of December 31, 2024.

g. U.S. State Matters

On September 1, 2020, February 22, 2021, and October 28, 2021, the Attorneys General in New Mexico (State of New Mexico v. Koch Foods, et al., D-101-CV-2020-01891), Alaska (State of Alaska v. Agri Stats, Inc., et al., 3AN-21-04632), and Washington (State of Washington v. Tyson Foods Inc., et al., 21-2-14174-5), respectively, filed complaints against PPC and others based on allegations similar to those asserted in the Broiler Antitrust Litigation. On March 9, 2023, the Group entered into an agreement to settle all claims made by the State of Washington for $11.0 million. The State of Washington claim was paid in the second quarter of 2023. On June 24, 2024, the Group entered into an agreement to settle with the Attorney General in New Mexico for $5.2 million, and this amount was paid on September 18, 2024. On July 3, 2024, the Group entered into an agreement to settle with the Attorney General in Alaska for $1.25 million, and this amount was paid on July 10, 2024. These settlements were recognized within general and administrative expense in the consolidated statement of profit or loss.

On June 29, 2021 and October 25, 2021, the Attorneys General of New Mexico and Alaska, respectively, filed complaints against JBS USA based on allegations similar to those asserted in the Pork Antitrust Litigation. On October 16, 2024, JBS USA entered into a settlement with the Attorney General of Alaska for $0.8 million. This settlement was recognized within general and administrative expense in the consolidated statement of income and remains unpaid as of December 31, 2024.

20.3	Tax and Social Security - Changes in provision:

	Consolidated
Jurisdiction	31.12.23	Additions, reversals and changes in estimates	Payments	Indexation	31.12.24

Brazil	178,472	(108,400)	(20,184)	29,464	79,352
Total	178,472	(108,400)	(20,184)	29,464	79,352

	Company
Jurisdiction	31.12.22	Additions, reversals and changes in estimates	Payments	Indexation	31.12.23

Brazil	148,028	5,788	(14)	24,670	178,472
Total	148,028	5,788	(14)	24,670	178,472

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
Jurisdiction	31.12.23	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	31.12.24

Brazil	643,924	(217,001)	(30,903)	28,249	—	424,269
Other jurisdictions	6,748	13	—	(1)	524	7,284
Total	650,672	(216,988)	(30,903)	28,248	524	431,553

	Consolidado
Jurisdiction	31.12.22	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	31.12.23

Brazil	543,296	22,985	(3,430)	81,073	—	643,924
Other jurisdictions	6,753	103	(65)	196	(239)	6,748
Total	550,049	23,088	(3,495)	81,269	(239)	650,672

●	Brazil

a.Various Tax and Social Security Proceedings

As of December 31, 2024, the total amount of the provision classified as probable is R$424.269 (R$643.924 as of December 31, 2023), that none of which are individually material. Most of these lawsuits were filed by issues involving Brazilian taxes such as ICMS (Value-added tax on sales and services), PIS/ COFINS (Social contribution on billings) and CSLL (Social Contribution on net income).

Disclosure - possible loss contingent liabilities

Considering management’s assessment, supported by the opinion of legal advisors, contingencies listed below have the probability of loss considered as possible (but not more likely than not) and due to this classification, no provisions were recognized.

On December 31, 2024, the company had labor, tax and civil lawsuits for which, in the opinion of its legal advisors, materialization is possible, for which there is no provision of R$31.1 billion in the Parent Company and R$39.1 billion in Consolidated. There is no individually significant amount with potential for possible loss. The company’s management believes that it is not necessary to set up a provision for possible losses.

	Company		Consolidated
	31.12.24	31.12.23	31.12.24	31.12.23
Labor	396,613	428,516	1,310,234	1,292,840
Civil	1,540,017	1,482,436	2,073,500	1,961,443
Tax	29,182,155	20,883,710	35,749,149	25,881,633
	31,118,785	22,794,662	39,132,883	29,135,916

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Labor:

As of December 31, 2024, the amount of R$ 1.310.234 (R$ 1.292.840 as of December 31, 2023) refers to claims for which losses are possible (i.e. not more likely than not, but morethan remote). Most of these lawsuits were filed by former employees of the Company seeking overtime payments and payments relating to their exposure to health hazards,commuting time, alleged work accidents and recovery time. There is no individually significant claim in the total amount of possible losses.

Civil:

As of December 31, 2024, the amount of R$ 2.073.500 (R$ 1.961.443 as of December 31, 2023) refers to civil legal proceedings for which losses are possible (i.e. not more likely than not, but more than remote). Most of these lawsuits are related to indemnity for collective moral damage, moral damage for improper protest, repairing damages for poultry partnership or pork integration, cancellation of industry or trade mark complaints and consumer contracts - product quality. Except for the processes described below, there are no individually relevant processes.

●	United States

US Federal Matters

On December 23, 2020 and October 29, 2021, the Group received civil investigative demands (“CIDs”) from the U.S. Department of Justice (“DOJ”) related to the fed cattle and beef packing industry. The Group cooperated with the DOJ in producing documents and information pursuant to the CIDs. The Attorneys General for multiple states participated in the investigation and coordinated with the DOJ. No loss related to this matter can be reasonably estimated.

On February 9, 2022, PPC learned that the DOJ opened a civil investigation into human resources antitrust matters, and on October 6, 2022, PPC learned that the DOJ opened a civil investigation into grower contracts and payment practices and on October 2, 2023, received a CID requesting information from PPC. PPC is cooperating with the DOJ in its investigations and CID. The DOJ has informed PPC that it is likely to file a civil complaint pursuant to at least one of these investigations. No loss related to this matter can be reasonably estimated.

U.S. State Matters

From February 21, 2017 through May 4, 2021, the Attorneys General for multiple U.S. states have issued civil investigative demands (“CIDs”). The CIDs request, among other things, data and information related to the acquisition and processing of broiler chickens and the sale of chicken products. The Group is cooperating with the Attorneys General in these states in producing documents pursuant to the CIDs.

On February 28, 2024, the Attorney General of the State of New York filed a civil complaint against our subsidiaries, JBS Food Company and JBS USA Food Company Holdings, in the Supreme Court of the State of New York, County of New York, alleging that consumers in New York were misled by statements in which JBS Food Company expressed its goal of reducing greenhouse gas emissions and striving to achieve Net Zero by 2040. The complaint seeks an injunction, disgorgement of profits, civil penalties, attorney’s fees and other relief. On January 10, 2025, the New York Court granted the Company’s Motion to Dismiss and dismissed the Attorney General’s claims against the Company without prejudice.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

●	Brazil

a. Profits earned by foreign subsidiaries

Between the calendar years 2006 and 2018, the Company received tax assessments related to the taxation of profits earned abroad, which were allegedly required to be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). These assessments also included the disallowance of tax payment slips from foreign subsidiaries, based on the argument that they could not have been used to offset IRPJ and CSLL due in Brazil. Additionally, the assessments imposed fines, penalties, and interest charges.

The Company clarifies that a significant portion of the IRPJ and CSLL assessments on foreign profits relates to earnings from subsidiaries located in jurisdictions with which Brazil has tax treaties to avoid double taxation. Moreover, a relevant portion of the assessments concerns formal requirements imposed by tax authorities for consolidating the results of its direct or indirect subsidiaries abroad. The Company disagrees with the criteria applied by the tax authorities and has presented its defense. For nearly all of the amounts assessed, the Company is defending itself in administrative proceedings and awaiting judgment.

As of December 31, 2024, Management considers that, for approximately R$756,254 (R$699.933 as of December 31, 2023), the likelihood of loss is remote, while for approximately R$20,6 billions (R$11,3 billions as of December 31, 2023), the likelihood of loss is possible.

In accordance with IFRIC/23, management has evaluated relevant tax rulings, identifying any discrepancies concerning the Company’s tax positions. Based on this analysis, as well as legal opinions and applicable case law, the Company recognized a provision of R$4,7 billions related to differing interpretations regarding the taxation of profits from foreign subsidiaries in countries with international treaties. This provision was recorded by reducing the taxes recoverable line item, reflecting the potential future realization of these amounts.

b. Tax entries arising from the plea agreement

The Company received infraction notices relating to the period from 2013 to 2016, primarily intended to collect withholding income tax on payments associated with transactions that were subsequently included in a plea agreement. The tax assessment is based on the alleged absence of a valid basis for the payment or the failure to properly identify its beneficiary. No provision was recorded in this case, as both the beneficiary’s identification and the rationale for the payment were duly provided to the tax authorities and documented in the plea agreement, which is further corroborated by an independent technical report. The potential loss is estimated at R$932 millions.

c. Disallowance of PIS and COFINS Tax Credits

The Company is a defendant in legal proceedings disputing its right to claim PIS and COFINS tax credits under the non-cumulative regime. The controversy involves several complex issues, including proving that the expenses are essential and relevant to the Company’s core economic activities, interpreting tax regulations across various sectors in which the Company operates, and providing documentary evidence of the actual incurrence of the expenses that support the credit claim. The decision not to record a provision is based on the fact that the claimed credits are well-supported by thorough documentation, a point further reinforced by independent technical reports. The potential loss in this matter is estimated at R$1,8 billion future realization of these values.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

●	Australia

a. Tax Proceedings

During 2017, the Australian Tax Office (“ATO”) opened a review of JBS Australia Pty. Ltd. for income tax years 2015 through 2017 in connection with a corporate reorganization. On September 30, 2020, the ATO issued a tax assessment for income tax year 2015 for an immaterial amount while it continues to investigate tax years 2016 and 2017. No loss related to this matter can be reasonably estimated.

●	México

a. Tax Proceedings

On May 12, 2022, the SAT issued tax assessments against Pilgrim’s Pride, S. de R.L. de C.V. and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson de México. The Mexican subsidiaries of PPC filed a petition to nullify these assessments. The District Court issued a judgement on January 20, 2025, in which the court now claims that the seller owed tax due to the indirect transfer of Mexican assets in connection with the sale, and that PPC or its subsidiaries should have withheld such taxes, but also noted that only one of the assessments will proceed. PPC will appeal and will continue to defend this matter. The amount under appeal for the remaining assessment is approximately $269.5 million (equivalent R$1,67 million). No expense has been recorded for this amount at this time, and PPC have submitted an indemnification claim notice pursuant to the definitive agreement to acquire Tyson de Mexico. There can be no assurances as to whether the indemnification claim will be successful or in what amounts.

●	United Kingdom

a. Tax Proceedings

In 2019 and 2020, the UK Revenue & Customs Authority (HMRC) opened reviews of the 2017 and 2018 tax returns of Onix Investments UK Ltd in which HMRC evaluated the deductibility of certain interest related expenses incurred by Onix Investments UK Ltd (the “Deductions”). The Deductions total $7.9 million (equivalent R$48.919) for tax year 2017 and $32.1 million (equivalent R$198.773) for tax year 2018. On April 12, 2024, HMRC concluded that the Deductions should be disallowed and Onix Investments UK Ltd appealed. On October 8, 2024, HMRC issued a Review Conclusion Letter affirming the prior decision to disallow the Deductions. Onix Investments UK Ltd has timely filed a Grounds of Appeal and will continue to defend this matter. No loss related to this matter can be reasonably estimated.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

21	Equity

a. Share capital: Share capital on December 31, 2024 and 2023 was R$23,576,206, represented at December 31, 2024 by 2,218,116,370 common shares, having no nominal value. The Company is authorized to increase its capital by an additional 1.375.853 common shares. According to statute, the Board of Directors shall determine the number, price, payment term and other conditions of the issuance of shares. The Company may grant options to purchase shares to directors, employees or persons who will provide services, or the directors, employees or person providing the services under its control.

	December 31, 2024		December 31, 2023
	Quantity	R$ thousand	Quantity	R$ thousand
Final balance	2,218,116,370	23,576,206	2,218,116,370	23,576,206

.

b. Capital reserves:

b1. Premium on issue of shares: refers to the difference between the subscription price that the stockholders pay for the shares and their fair value;

b2. Capital transaction: Includes transactions resulting from equity changes resulting from the repurchase of shares and the compensation plan with shares of subsidiaries.

c. Other reserves: Refers to revaluations of fixed assets prior to IFRS adoption. Other reserves are transferred to retained earnings in proportion with the realization of revalued assets through depreciation, disposal and retirement.

d. Profit reserve:

d1. Dividends: On August 13, 2024, the Company approved the distribution of proposed interim dividends from profit reserves, totaling R$4.44 billion, equivalent to R$2.00 per common share, based on the shareholder structure as of June 30, 2024. The interim dividends were paid to shareholders on October 7, 2024.

On November 13, 2024, the Company approved the distribution of proposed interim dividends from profit reserves, totaling R$2.22 billion, equivalent to R$1.00 per common share. These interim dividends were paid to shareholders on January 15, 2025.

The Company distributed dividends based on the profit reserve balance, totaling R$6.65 billion. The interim dividends were allocated toward the mandatory minimum dividends for the fiscal year ended December 31, 2024.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

d2. Legal reserve: In accordance with the Brazilian Corporate Law and the Company’s by-laws, 5% of the net profits must be allocated for each fiscal year to the legal reserve until the aggregate amount of the reserve equals 20% of the share capital.

d3. Investments statutory: Constituted on the basis of the remaining balance of net profit after the allocations for the constitution of the legal reserve and distribution of dividends, which will have the purpose of financing the investment in operational assets, absorption of losses, and repurchase of own shares (to remain in treasury or cancel) This reserve cannot exceed the share capital.

d4. Tax incentive reserve: The Company and its subsidiaries receive subsidies granted by state governments, in the form of presumed credits and partial or full reductions in the ICMS tax base for certain goods within their production chain, in accordance with state regulations.

As of December 31, 2024, the total amount of government subsidies utilized by the Company and its subsidiaries amounted to R$7.97 billion.

e. Other comprehensive income: Composed by gain on cash flow hedge, Gains (losses) associated with pension and other postretirement benefit obligations, valuation adjustments to equity in subsidiaries, loss on net investment in foreign operations and gain on foreign currency translation adjustments. In the financial statement which includes the foreign entity, such exchange variations must be recognized, initially, in other comprehensive income in a specific equity account, and must be transferred from equity to the income statement when the net investment is written off.

e1. Gain (loss) on net investment in foreign operations: The Company has certain intercompany loans balances with the subsidiaries JBS Luxembourg S.à.r.l and JBS Investments Luxembourg S.à.r.l which will not be settled through cash but with equity transactions, through capital reduction. Therefore, the Company understands that these balances are an extension of the subsidiary’s investment, thus they are considered as net investment on foreign operations. The exchange variation is reclassified from income statement to equity, during the period.

f. Non-controlling interest: The balance representing non-controlling interests refers to the ownership of ordinary shares, amounting to 17.6% as of December 31, 2024 (17.5% as of December 31, 2023), of PPC not held by JBS USA. The voting rights of JBS USA in Pilgrim’s Pride Corporation (PPC) are limited to 82.4% of the total as of December 31, 2024 (82.5% as of December 31, 2023). PPC is one of the largest poultry producers in the world, with operations in the United States, France, Mexico, Puerto Rico, and the United Kingdom. The profit attributable to PPC’s non-controlling interests was US$199.9 million (equivalent to R$1.08 billion as of December 31, 2024) and US$67.1 million (equivalent to R$392.357 million as of December 31, 2023), respectively. The accumulated non-controlling interests in PPC amounted to US$880.8 million (equivalent to R$5.45 billion as of December 31, 2024) and US$728.6 million (equivalent to R$3.53 billion as of December 31, 2023). Below are the total net sales of PPC, net profit, cash generated from operations, total assets, and total liabilities for the indicated periods:

	2024	2023

NET REVENUE	96,360,365	85,027,030
NET INCOME	5,884,350	1,574,827
Net cash provided by operating activities	10,743,326	3,319,730

	December 31, 2024	12.31.23

Total assets	65,951,562	47,494,901
Total liabilities	39,613,258	31,302,800
Total equity	26,338,304	16,192,101

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

22	Net revenue

The vast majority of the Company’s revenue is derived from contracts which are based upon a customer ordering our products. Revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer. The Company accounts for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable. While there may be master agreements, the contract is only established when the customer’s order is accepted by the Company.

The Company evaluates the transaction for distinct performance obligations, which are the sale of its products to customers. Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which faithfully depicts the transfer of control and recognition of revenue. There are instances of customer pick-up at the Company’s facility, in which case control transfers to the customer at that point and the Company recognizes revenue. The Company’s performance obligations are typically fulfilled within days to weeks of the acceptance of the order.

The measurability of the transaction price can be impacted by variable consideration i.e. discounts, rebates, incentives and the customer’s right to return products. Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This is usually at the point of dispatch or on delivery of the products. This varies from customer to customer according to the terms of sale. However, due to the nature of our business, there is minimal variable consideration.

Allocating the transaction price to a specific performance obligation based upon the relative standalone selling prices includes estimating the standalone selling prices including discounts and variable consideration.

Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer. Shipping and handling costs are recorded within cost of sales. The Company can incur incremental costs to obtain or fulfill a contract such as broker expenses which are not expected to be recovered. The amortization period for such expenses is less than one year; therefore, the costs are expensed as incurred and included in deductions from sales.

The Company disaggregates its revenues by (i) domestic sales, (ii) export sales and (iii) segment information:

(i) Domestic sales refers to internal sales of each geographical location:

(ii) Export sales refers to external sales of each geographical location;

(iii) Segment information as disclosed in Note 26.

The Company also disaggregated its revenues between Brazil, Seara, Beef North America, Pork USA, Chicken USA, Australia and Others to align with our segment presentation in Note 26:

	Company		Consolidated
	2024	2023	2024	2023
GROSS REVENUE
Sales of products
Domestic sales	35,965,788	31,300,727	322,664,023	284,652,376
Export sales	30,550,222	22,916,932	108,163,343	91,803,102
	66,516,010	54,217,659	430,827,366	376,455,478
SALES DEDUCTION
Returns and discounts	(1,982,773)	(1,758,333)	(9,596,986)	(8,718,421)
Sales taxes	(1,166,203)	(1,024,939)	(4,278,378)	(3,920,520)
	(3,148,976)	(2,783,272)	(13,875,364)	(12,638,941)
NET REVENUE	63,367,034	51,434,387	416,952,002	363,816,537

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

22.1	Customer contract balances for advance payments

Revenue from advances to customers refers to contracts with customers in which payments are received prior to satisfying the performance obligation under the contract. contract. In addition, a contractual liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The contractual liability is recognized when the consideration is received and settled. The Company recognizes revenue when it fulfills the performance obligation. Contractual liabilities are presented as advances from customers in the balance sheet.

		Company		Consolidated
	Note	2024	2023	2024	2023
Trade accounts receivable	4	5,525,252	2,575,423	23,131,584	16,416,149
Contract liabilities		(704,101)	(652,228)	(940,903)	(1,571,478)
Total accounts receivable net of advance		4,821,151	1,923,195	22,190,681	14,844,671

23	Financial income (expense)

Net finance expense includes (i) interest payable on borrowings and direct issue costs; (ii) results from the daily settlements of future contracts used to protect assets and liabilities, as well as the fair value adjustments for derivative instruments that are described within Note 28, (iii) interest receivable on funds invested which is recognized in profit or loss as it accrues using the effective interest method; and (iv) gains and losses associated with transactions denominated in foreign currencies. Net finance expense consisted of the following for the years ended December 31, 2024 and 2023 are as follows:

	Company		Consolidated
	2024	2023	2024	2023
Exchange rate variation	732,809	232,871	712,394	294,593
Derivative transactions, net	(2,142,905)	514,715	(2,677,379)	411,361
Interest expense (1)	(2,609,838)	(3,760,867)	(8,861,161)	(8,647,104)
Interest income (2)	809,406	608,440	2,465,982	1,627,501
Taxes, contribution, fees and others (3)	(404,447)	(224,700)	(602,976)	(434,335)
	(3,614,975)	(2,629,541)	(8,963,140)	(6,747,984)

Financial income	1,998,496	1,752,934	3,885,203	2,913,998
Financial expense	(5,613,471)	(4,382,475)	(12,848,343)	(9,661,982)
	(3,614,975)	(2,629,541)	(8,963,140)	(6,747,984)

(1)	For the years ended at December 31, 2024 and 2023, the amounts of R$1,083,956 and R$1,702,471 respectively, in the Company and R$6,205,224 and R$5,888,325, in the Consolidated. These balances refer to interest expenses from loans and financings expenses recognized under the caption “Interest expense”.

(2)	For the years ended at December 31, 2024 and 2023, the amounts of R$139,007 and R$239,554 respectively, in the Company and R$1,002,298 and R$525,604 respectively, in the Consolidated refers to interest income from short investments recognized under the caption “Interest income”.

(3)	Includes updating of legal costs

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

24	Earnings per share

Basic: Earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares (shares in thousands).

Diluted: Diluted earnings (loss) per share is calculated by dividing net income (loss) of the period attributable to common shareholders by the weighted average number of common shares outstanding during the year, adjusted for the effects of all potential common shares that are dilutive and adjusted for treasury shares held. The Company has no ordinary shares that would cause dilution, so the calculation of diluted earnings per share is equal to basic earnings per share.

	2024	2023
Net income attributable to shareholders	9,615,923	(1,060,972)
Weighted average - common shares outstanding (basic)	2,218,116,370	2,218,116,370
Basic and diluted earnings per share - (R$)	4.34	(0.48)

25	Share-based compensation

JBS and Seara - Share-based variable compensation plan

In the variable remuneration plan, the Company’s directors and executive officers are rewarded with remuneration based on the pricing of the Company’s shares and paid on a deferred basis, 1/3 per year, for three years.

These plans consist of cash compensation, since there is no effective negotiation of the Company’s shares and there is no issuance and/or transfer of shares to settle the plan. The determination of the unit value equivalent to the number of shares to be used in the calculation basis is defined with reference to the monthly salary of the eligible participant, a multiple salary and the average of the closing prices of the Company’s common shares traded on B3 over the last 30 trading sessions. prior to the release of the annual results.

The amount of R$62,542 in December 31, 2024 (R$40,704 in December 31, 2023) was recognized under the caption “General and administrative expenses” in the income statement.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

PPC long-term incentive plan

PPC sponsors a performance-based, omnibus long-term incentive plan (the “LTIP”) that provides for the grant of a broad range of long-term equity-based and liability-based awards PPC’s officers and other employees, members of the Board of Directors and any consultants. Awards that may be granted under the LTIP include “incentive stock options,” within the meaning of the Internal Revenue Code, nonqualified stock options, stock appreciation rights, restricted stock awards (“RSAs”) and restricted stock units (“RSUs”).

Equity-based awards are converted into shares of PPC’s common stock shortly after award vesting. Compensation cost to be recognized for an equity-based awards grant is determined by multiplying the number of awards granted by the closing price of a share of PPC’s common stock on the award grant date. Liability based awards granted under the LTIP are converted into cash shortly after award vesting. Compensation cost to be recognized for a liability-based awards grant is first determined by multiplying the number of awards granted by the closing price of a share of PPC’s common stock on the award grant date. However, the compensation cost to be recognized is adjusted at each subsequent milestone date (i.e., forfeiture date, vesting date or financial reporting date) by multiplying the number of awards granted by the closing price of a share of PPC’s common stock on the milestone date. The PPC’s Chairman establishes the criteria of granting the options and selecting the employees.

In December 31, 2024, the expenses recognized in stock-based and cash-based compensation plans were R$68,266 (R$28,522 at December 31, 2023) and R$(8,647) (R$9,352 at December 31, 2023).

During 2024, the cash-settled share-based compensation plan for PPC’s Europe and Mexico segments, related to the fiscal year ended December 31, 2023, was determined not to have met the performance threshold for payment. Consequently, PPC reversed the compensation costs recognized in both the prior year and the current year related to this plan.

The following table presents the changes of restricted stock units (“RSUs”):

	December 31, 2024		December 31, 2023
Equity-based RSU, payments in cash:	Quantity	Price	Quantity	Price
Outstanding at beginning of year	911	110.96	993	114.79
Granted	979	156.59	324	117.25
Vested	(187)	127.14	(378)	110.21
Forfeited reinstated	(131)	126.79	(28)	123.79
Outstanding at end of the year	1,572	147.65	911	110.96

	December 31, 2024		December 31, 2023
Equity-based RSU, payments in shares:	Quantity	Price	Quantity	Price
Outstanding at beginning of year	242	124.18	377	124.18
Granted	—	—	158	119.92
Vested	—	—	(196)	125.17
Forfeited	(218)	200.52	(97)	112.99
Outstanding at end of the year	24	268.30	242	137.01

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

There were no cancellations or modifications to the awards in 2024 or 2023.

The total fair values of equity-based awards and liability-based awards vested during the year ended December 31, 2024 were R$43,965 (R$45,024 at December 31, 2023). No liability-based awards were vested during the fiscal year of 2024 (R$24,207 at December 31, 2023), respectively. On December 31, 2024 the total unrecognized compensation cost related to all nonvested equity-based awards was R$104.650 (R$43.572 at December 31, 2023), which cost is expected to be recognized over a weighted average period of 1,91 years (1,93 years as of December 31, 2023). On December 31, 2024, there is no compensation cost related to all nonvested equity-based awards (R$19.849 at December 31, 2023) which cost is expected to be recognized over a weighted average period of 1 year (1,73 years as of December 31, 2023).

Historically, PPC has issued new shares, as opposed to treasury shares, to satisfy equity-based award conversions.

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

26	Operating segments and geographic reporting

The Company’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM)—our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Chicken PPC, Australia and Others. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization)..

Adjusted EBITDA consists of all the items of profit and loss that compose the Company’s profit before taxes, applying the same accounting policies as described in these financial statements, except for the following adjustments as further described below: exclusion of financial income and financial expenses, exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with DOJ and antitrust agreements described in note 20; exclusion of donations and social programs expenses; exclusion of extemporaneous tax credits impacts; exclusion of J&F Leniency expenses refund - net of PIS/ COFINS; exclusion of JBS fund for the Amazon and exclusion of certain other income (expenses).

Brazil: this segment includes all the operating activities from the Company, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Chicken PPC: this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the EUA, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. The segment also sells prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes Pilgrim’s Food Masters, subsidiary, acquired in September 2021, and generates revenues from private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: this segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand, including the Rivalea and Huon acquisitions. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 10% or more of the total revenues.

The Company manages its loans and financing and income taxes at the corporate level and not by segment.

The information by consolidated operational segment are as follows:

Product type report:

2024
	Brazil	Seara	Beef North America	Pork USA	Chicken PPC	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	68,173,102	47,370,920	131,303,441	43,757,270	96,278,930	35,991,821	2,823,505	425,698,989	(8,746,987)	416,952,002
Adjusted EBITDA (2)	5,268,734	8,396,362	1,400,477	5,756,348	14,629,188	3,577,674	17,877	39,046,660	(6,729)	39,039,931

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

2023
	Brazil	Seara	Beef North America	Pork USA	Chicken PPC	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	55,531,836	41,300,262	116,254,130	38,494,563	86,609,179	30,974,314	4,473,893	373,638,177	(9,821,640)	363,816,537
Adjusted EBITDA (2)	2,330,653	1,803,676	563,537	2,605,546	7,639,896	2,241,315	(25,640)	17,158,983	(12,885)	17,146,098

(1)	Includes intercompany and intersegment transactions.
(2)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

	Operating profit
	Year ending at 31 of December of
	2024	2023
Profit Before Income Tax	14,820,629	(1,398,083)
Equity Method	(20,352)	(47,607)
Financial Result	8,963,140	6,747,984
Operating profit	23,763,417	5,302,294
Depreciation and amortization	11,805,260	10,725,449
Antitrust agreements (1)	1,430,803	510,230
Donations and social programs (2)	118,497	90,365
Impairment Loss of Assets	—	135,206
Restructuring (3)	512,557	261,006
Claim - Rio Grande do Sul (4)	105,053	—
Tax Payments and Installments - Special Program (5)	426,579	—
Extemporaneous litigation (6)	356,500	—
Extemporaneous Reversal of Tax Credits (7)	342,697	—
Other operating expenses/income (8)	178,568	121,548
Total EBITDA - without elimination	39,039,931	17,146,098
Elimination	6,729	12,885
Total Adjusted EBITDA for operating segments	39,046,660	17,158,983

(1)	Refers to the agreements entered by JBS USA and its subsidiaries as described in Note 20 – Provisions for legal proceedings.
(2)	Refers to the donations, as described in Note 27 – Expenses by nature.
(3)	Refers to multiple restructuring initiatives (including related impairments), primarily those of the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are recorded as other expenses, as well as other non-significant restructuring projects recorded as general and administrative expenses..
(4)	Refers to the claim arising from the floods that occurred in Rio Grande do Sul.
(5)	Refers to the special program for payment of tax process installments with fine exemptions and interest reductions.
(6)	Refers to an untimely litigation arising from debts of companies acquired by the Company
(7)	Refers to the reversal of ICMS credits on sales transactions disallowed in the State of Santa Catarina.
(8)	Refers to various adjustments, primarily abroad, such as expenses related to acquisitions, marketing through social programs, insurance indemnities, among others.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Net revenue and total assets are presented below, separated by geographic area, for additional information only.

Geographic reporting

	2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Elimination (1)	Total
Net revenue	243,528,078	117,137,282	33,071,933	32,344,535	2,035,959	428,117,787	(11,165,785)	416,952,002
Total assets	114,485,620	86,238,715	29,894,152	30,978,255	1,914,916	263,511,658	(11,575,616)	251,936,042

	2023
	North and Central America	South America	Australia	Europe	Others	Total reportable segments	Elimination	Total
Net revenue	215,154,865	90,563,994	28,814,097	29,852,345	1,320,875	365,706,176	(1,889,639)	363,816,537
Total assets	84,846,413	85,569,078	27,941,006	28,545,693	10,110,309	237,012,499	(30,880,430)	206,132,069

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

27	Expenses by nature

The Company’s policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Company		Consolidated
	2024	2023	2024	2023
Cost of sales
Cost of inventories, raw materials and production inputs	(47,630,792)	(40,271,915)	(299,223,658)	(276,675,975)
Salaries and benefits	(3,441,662)	(2,634,409)	(44,545,462)	(38,139,921)
Depreciation and amortization	(750,610)	(497,316)	(10,409,915)	(9,351,644)
	(51,823,064)	(43,403,640)	(354,179,035)	(324,167,540)

Selling
Freights and selling expenses	(4,119,388)	(3,219,679)	(20,436,658)	(19,218,137)
Salaries and benefits	(536,676)	(456,478)	(3,111,981)	(1,508,744)
Depreciation and amortization	(24,392)	(85,286)	(389,061)	(319,753)
Advertising and marketing	(252,050)	(183,223)	(1,724,948)	(1,566,842)
Commissions	(184,323)	(100,741)	(396,100)	(290,572)
Net impairment losses on financial assets	(29,610)	(7,282)	(57,768)	(37,120)
	(5,146,439)	(4,052,689)	(26,116,516)	(22,941,168)

General and administrative
Salaries and benefits	(1,292,901)	(1,332,195)	(5,601,500)	(6,225,177)
Fees, services held and general expenses	(1,708,427)	(1,100,759)	(4,148,181)	(3,668,261)
Depreciation and amortization	(186,372)	(274,434)	(1,006,284)	(1,053,042)
Antitrust agreements	—	—	(1,430,803)	(510,230)
Donations and social programs (1)	(118,497)	(90,365)	(118,497)	(90,365)
	(3,306,197)	(2,797,753)	(12,305,265)	(11,547,075)

(1)	This refers to donations made to the J&F Institute to renovate the school’s facilities; to the social program “Doing good is good” created by the Company, with the aim of supporting actions for social transformation where the Company is present and donations to the JBS Fund For The Amazon.

The Company incurred expenses with internal research and development, in the amount of R$6,926 (R$4,449 at December 31, 2023), in the Company and R$28,585 (R$36.114 at December 31, 2023), in the Consolidated.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

27.1	Other income and expenses

As of December 31, 2024, the Company recorded an amount of R$457,688 (R$754,631 as of December 31, 2023) under other income, primarily related to gains from the sale of assets totaling R$131,270 (R$94,965 as of December 31, 2023), extemporaneous tax credits totaling R$40.857 (R$224.989 as of December 31, 2023), insurance claims received totaling R$296 (R$105.533 as of December 31, 2023), among other non-significant items.

Other Expenses: As of December 31, 2024, the Company recorded an amount of R$1.04 billion (R$613,091 as of December 31, 2023) under other expenses, primarily related to restructuring expenses totaling R$545,641 (R$219,627 as of December 31, 2023), losses on the sale of assets totaling R$98,505 (R$169,707 as of December 31, 2023), and the reversal of extemporaneous credits amounting to R$342.697, among other non-significant items.

Restructuring related expenses

On December 31, 2024, the Company recognized R$512,557 (R$261,006 in 2023) related to restructuring expenses, of which R$500,572 (R$221,430 on December 31, 2023) refers to restructuring initiatives in its indirect subsidiary Pilgrim’s Pride Corporation (“PPC”) in Europe. The aim of these activities is to integrate central operations and reallocate processing capacities between production facilities, resulting in the closure of some facilities in Europe.

As of December 31, 2024, PPC recognized the following expenses and made the following payments related to each restructuring initiative:

	2024
	Provisions	Expenses	Cash Outlays

Pilgrim’s Europe Central	26,032	170,943	139,594
Pilgrim’s Food Masters	44,108	221,211	143,461
Pilgrim’s Pride Ltd.	3,536	109,031	26,084
Moy Park	11,047	(613)	4,603
Total	84,723	500,572	313,742

	2023
	Provisions	Expenses	Cash Outlays

Pilgrim’s Europe Central	—	—	4,602
Pilgrim’s Food Masters	26,486	135,233	107,079
Pilgrim’s Pride Ltd.	9,581	77,546	105,735
Moy Park	13,498	8,651	39,248
Total	49,565	221,430	256,664

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

These expenses are recorded under the “other expenses” line item in the income statements for the period.

The table below reconciles liabilities and provisions associated with each restructuring initiative from their respective inception through December 31, 2024. These balances are accounted for under other current liabilities.

	December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	December 31, 2024 (*)

Severance	17,676	244,286	(244,083)	11,726	29,605
Contract termination	7,732	15,737	(13,788)	958	10,639
Asset impairment	1,738	159,297	(160,612)	141	564
Other	22,419	81,252	(66,666)	6,910	43,915
Total	49,565	500,572	(485,149)	19,735	84,723

	December 31, 2022	Restructuring charges incurred	Cash payments and disposals	Currency translation	December 31, 2023 (*)

Severance	32,047	128,160	(141,863)	(668)	17,676
Contract termination	4,811	5,786	(3,511)	646	7,732
Asset impairment	15,690	26,250	(42,375)	2,173	1,738
Other	34,051	61,234	(68,915)	(3,951)	22,419
Total	86,599	221,430	(256,664)	(1,800)	49,565

28	Risk management and financial instruments

The Company and its subsidiaries recognizes financial assets and liabilities at fair value upon initial recognition, except for trade accounts receivable that are measured at the transaction price and subsequently classified at amortized cost or at fair value through profit or loss based on the business model for asset management and the contractual cash flow characteristics of the financial asset. Purchases or sales of financial assets or liabilities are recognized on the trade date.

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them:

i.	Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated at initial recognition at fair value through profit or loss. In this category the Company classifies mainly “CDBs and treasury bills” and “Derivative financial instruments”.

ii.	Amortized cost: Represent financial assets and liabilities which Company’s business model is to maintain financial assets in order to receive contractual cash flows and that exclusively constitute principal and interest payments on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized when the asset is written off, modified or has a reduction in its recoverable value. In this category the Company classifies mainly “Trade accounts receivable”, “Cash and cash equivalents”, “Trade accounts payable” and “Loans and financing”.

Financial assets and liabilities are offset and presented net in the balance sheet when there is a legal right to offset the amounts recognized and there is an intention to liquidate them on a net basis or to realize the asset and settle the liability simultaneously. The legal right should not be contingent on future events and should be applicable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The Company uses the measurement principles described in Note 2, item 2.6 – Significant accounting judgements and estimates at each statement of financial position date for each classification type of financial assets and liabilities.

finacial instruments:

Financial instruments are recognized in the consolidated financial statements as follows:

		Company		Consolidated
	Notes	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Assets
Fair value through profit or loss (1)
Financial investments	3	2,533,462	3,594,468	20,748,254	12,791,962
National treasury bills	3	186,203	332,740	403,717	466,923
Margin Cash	3	177,635	64,755	200,220	553,215
Derivative assets		25,641	439,444	523,049	821,741
Loans and receivables at amortized cost (2)
Cash at banks	3	1,805,546	531,461	13,609,569	8,863,520
Margin cash	3	—	—	645,361	88,068
Trade accounts receivable	4	5,525,252	2,575,423	23,131,584	16,416,149
Related party receivables	8	494,269	1,807,878	479,006	573,955
Total		10,748,008	9,346,169	59,740,760	40,575,533
Liabilities
Liabilities at amortized cost
Loans and financing	16	(6,622,990)	(13,248,101)	(119,677,321)	(96,821,825)
Trade accounts payable and supply chain finance	15	(7,989,133)	(5,934,371)	(38,356,488)	(30,040,844)
Related party payables	8	(173,524)	(6,402,295)	—	—
Lease liabilities	12	(224,469)	(151,030)	(10,737,627)	(8,913,933)
Other financial liabilities		(352,166)	(473,930)	(352,166)	(503,702)
Fair value through profit or loss
Derivative liabilities		(946,152)	(42,513)	(1,647,559)	(698,361)
Total		(16,308,434)	(26,252,240)	(170,771,161)	(136,978,665)

(1)	CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.
(2)	Loans and receivables are classified as amortized cost, but without any change in their nature or business model; The accounts receivable are short-term and net from expected losses.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

	Company
	December 31, 2024			31.12.23
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	2,533,462	2,533,462	1,000,451	2,594,017	3,594,468
National treasury bills	186,203	—	186,203	403,717	—	403,717
Margin cash	177,636		177,636	200,219		200,219
Derivative assets	—	25,641	25,641	—	439,444	439,444

Financial liabilities
Derivative liabilities	—	946,152	946,152	—	42,513	42,513

	Consolidated
	December 31, 2024			12.31.23
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	20,748,254	20,748,254	1,000,451	11,791,511	12,791,962
National treasury bills	403,217	—	403,217	466,923	—	466,923
Margin cash	200,219		200,219	553,215		553,215
Derivative assets	—	523,049	523,049	—	821,741	821,741
						—
Financial liabilities
Derivative liabilities	—	1,647,559	1,647,559	—	698,361	698,361

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Finance income (expense) by category of financial instrument:

	Company		Consolidated
	2024	2023	2024	2023

Fair value through profit or loss	(1,661,723)	836,663	(1,332,906)	1,013,345
Amortized cost	(1,953,252)	(3,466,204)	(7,630,234)	(7,761,329)
Total	(3,614,975)	(2,629,541)	(8,963,140)	(6,747,984)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on December 31, 2024 and 12.31.23 , considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	Consolidated
	December 31, 2024			December 31, 2023
Description	Principal	Price (% of the Principal)	Market Value of the Principal	Principal	Price (% of the Principal)	Market Value of the Principal
Notes 2,50% JBS Lux 2027	6,192,299	94.98%	5,881,260	4,841,300	92.10%	4,458,643
Notes 5,13% JBS Lux 2028	5,571,459	99.50%	5,543,379	4,357,170	99.66%	4,342,312
Notes 3,00% JBS Lux 2029	3,715,113	91.20%	3,388,183	2,904,780	88.24%	2,563,178
Notes 6,5% JBS Lux 2029	432,879	100.52%	435,151	377,491	99.27%	374,746
Notes 5,5% JBS Lux 2030	7,738,424	99.77%	7,720,471	6,051,625	98.55%	5,963,876
Notes 3,75% JBS Lux 2031	3,052,804	88.93%	2,714,919	2,420,650	86.45%	2,092,652
Notes 3,00% JBS Lux 2032	6,192,299	83.22%	5,153,293	4,841,300	81.66%	3,953,212
Notes 3,625% JBS Lux 2032	5,998,976	87.96%	5,276,939	4,841,300	85.60%	4,144,298
Notes 5,75% JBS Lux 2033	10,289,589	99.54%	10,242,360	9,924,665	99.35%	9,860,452
Notes 6,75% JBS Lux 2034	9,332,080	105.85%	9,877,633	7,746,080	105.27%	8,154,530
Notes 4,375% JBS Lux 2052	5,573,069	110.50%	6,158,130	4,357,170	74.36%	3,239,817
Notes 6,50% JBS Lux 2052	9,585,679	101.53%	9,732,628	7,504,015	100.71%	7,557,218
Notes 7.25% JBS Lux 2053	5,573,069	74.94%	4,176,625	4,357,170	109.34%	4,764,129
Notes 4,25% PPC 2031	5,298,905	92.24%	4,887,604	4,841,300	90.27%	4,369,999
Notes 3,5% PPC 2032	5,573,069	86.34%	4,811,621	4,357,170	84.47%	3,680,371
Notes 6,25% PPC 2033	6,068,453	102.16%	6,199,593	4,841,300	102.90%	4,981,794
Notes 6,875% PPC 2034	3,096,150	106.73%	3,304,521	2,420,646	108.05%	2,615,416
	99,284,316		95,504,310	80,985,132		77,116,643

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Risk management:

The Company and its subsidiaries during the regular course of its operations is exposed to market, credit and liquidity risks. These exposures are managed by the Risk Management Department, following the Financial and Commodities Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors. The Risk Management Department is responsible for identifying all the risk factors that may cause adverse financial results for the Company and proposing strategies to mitigate those risks. Their proposals are submitted to the Risk Management Committee for submission to the Board of Directors, who supervises the implementation of new solutions, noting limitations of scope and guidelines of the Financial and Commodities Risk Management Policy.

The risks and operations to which the company is exposed in the current period are presented below. In addition, the sensitivity analysis for each type of risk is also presented. Sensitivity analysis is also presented for each type of risk, which consists of presenting the effects on the Financial Result of possible changes: CDI 50% and 100%, parent company commodities and Seara grain 25% to 50%, currency and commodity exposures USA 15% and 30% in the relevant variables for each risk. For the probable scenario, the Company considers it appropriate to use the Value at Risk Methodology (VaR), with a 99% confidence interval (C.I.) and a one-day horizon.

a. Market Risk:

The exposure to market risk is continuously monitored, especially the risks related to foreign exchange, interest rates and commodity prices, which directly affect the value of financial assets and liabilities, future cash flows and net investments in foreign subsidiaries In these cases, Company and its subsidiaries may use financial hedge instruments, including derivatives, with the approval by the Board of Directors.

It is the responsibility of the Risk Management Department to ensure that other areas are within the risk exposure limits set by Management to protect against volatility in price, centralize the exposures and apply the Financial and Commodities Risk Management policy.

The Risk Management Department uses proprietary and third party information systems specially developed to control and manage market risk, applying stress scenario and Value at Risk analysis (VaR) to measure Company’s net exposure as well as the cash flow risk with the B3 and the Chicago Mercantile Exchange.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

a1. Interest rate risk

Interest rate risk is related to potentially adverse results that Company and its subsidiaries may realize from changes in interest rates, which may be caused by economic crisis, changes in sovereign monetary policy, or market movements. The Company primarily has assets and mainly liabilities exposed to variable interest rates like the CDI (Certificado de Depósito Interbancário - Interbank Deposit Certificate), LIBOR (London Interbank Offer Rate), IPCA (Extended National Consumer Price Index) and SOFR (Secured Overnight Financing Rate), among others. The Company’s Financial and Commodities Risk Management Policy does not define the proportion between float and fixed exposures, but the Risk Management Department monitors market conditions and may propose to the Risk Management Committee strategies to rebalance the exposure.

The Company understands that the quantitative data referring to the Company’s interest rate exposure risk on December 31, 2024 and 2023, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	Company		Consolidated
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net exposure to the CDI rate:
CDB-DI (Bank certificates of deposit) and Treasury bill	2,719,664	75,631	4,894,207	4,567,894
Margin cash	177,636	64,754	821,635	152,822
Related party transactions	(170,261)	1,223,516	—	3,019
Credit note - export	(5,251)	(1,046,272)	(10,554)	(1,053,700)
CRA - Agribusiness Credit Receivable Certificates	—	(293,753)	—	(293,753)
Rural - Credit note	—	—	—	(5,847)
Subtotal	2,721,788	23,876	5,705,288	3,370,435
Derivatives (Swap)	(7,957,930)	(5,992,578)	(7,957,930)	(6,910,347)
Total	(5,236,142)	(5,968,702)	(2,252,642)	(3,539,912)
Net exposure to the IPCA rate:
Margin cash	—	—	23,946	250,540
Related party transactions	478,888	570,935	479,006	570,935
Government Securities	—	—	217,515	134,183
CRA - Agribusiness Credit Receivable Certificates	(5,842,328)	(10,174,868)	(7,201,818)	(10,174,868)
Subtotal	(5,363,440)	(9,603,933)	(6,481,351)	(9,219,210)
Derivatives (Swap)	5,615,707	6,892,396	5,615,708	6,892,396
Total	252,267	(2,711,537)	(865,643)	(2,326,814)
Exposure of liabilities to TJLP:
Working capital - Reais	—	(3,734)	—	(3,734)
Total	—	(3,734)	—	(3,734)
Liabilities exposure to the SOFR rate:
Credit note - export	—	—	(633,889)
Prepayment	—	(870,835)	(621,064)	(1,360,264)
Working Capital - USD	(16,094)	(14,110)	(16,094)	(14,110)
Total	(16,094)	(884,945)	(1,271,047)	(1,374,374)
Net exposure to the CPI rate:
Margin cash	—	—	—	237,921
Total	—	—	—	237,921

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 50%			Scenario (III) Interest rate variation - 100%
Contracts		Current		Effect on income			Effect on income			Effect on income
exposure	Risk	scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated

CDI	Increase	12.15%	12.22%	(3,689)	(1,585)	18.23%	(318,096)	(136,650)	24.30%	(636,191)	(273,299)
				(3,689)	(1,585)		(318,096)	(136,650)		(636,191)	(273,299)

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 25%			Scenario (III) Interest rate variation - 50%
Contracts		Current		Effect on income			Effect on income			Effect on income
exposure	Risk	scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated

IPCA	Increase	4.87%	4.88%	18	(61)	6.09%	3,074	(10,544)	7.31%	6,146	(21,078)
SOFR	Increase	4.37%	4.37%	(1)	(63)	5.46%	(176)	(13,893)	6.56%	(352)	(27,772)
				17	(124)		2,898	(24,437)		5,794	(48,850)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

			Company
			December 31, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value

	JBSS3	2021	—	—	—	—	—	—	—	—
	IPCA	2027	978,410	1,005,956	(1,061,850)	(55,894)	387,000	457,602	(413,456)	44,146
	IPCA	2028	—	—	—	—	442,000	526,622	(484,293)	42,329
	IPCA	2030	—	—	—	—	1,400,000	1,697,548	(1,590,808)	106,740
	IPCA	2031	1,170,787	1,315,264	(1,392,276)	(77,012)	1,398,524	1,616,904	(1,578,406)	38,498
Swap	IPCA	2032	1,133,951	1,191,798	(1,341,565)	(149,767)	425,166	501,657	(510,557)	(8,900)
	IPCA	2034	788,999	770,154	(839,982)	(69,828)	—	—	—	—
	IPCA	2036	—	—	—	—	91,135	113,710	(119,336)	(5,626)
	IPCA	2037	1,171,825	1,332,536	(1,630,146)	(297,610)	1,040,017	1,288,602	(1,295,723)	(7,121)
	IPCA	2038	881,290	888,947	(986,201)	(97,254)	—	—	—	—
	IPCA	2039	129,136	126,091	(135,178)	(9,087)	—	—	—	—
	IPCA	2044	500,000	494,642	(570,732)	(76,090)	—	—	—	—
			6,754,398	7,125,388	(7,957,930)	(832,542)	5,721,376	6,892,396	(6,532,987)	359,409

			Consolidated
			December 31, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value

	CDI	2024	—	—	—	—	880,000	915,329	(917,770)	(2,441)
	IPCA	2024	—	—	—	—	537,534	689,751	(540,408)	149,343
	IPCA	2027	978,410	1,005,956	(1,061,850)	(55,894)	387,000	457,602	(413,456)	44,146
	IPCA	2028	—	—	—	—	442,000	526,622	(484,293)	42,329
	IPCA	2030	—	—	—	—	1,400,000	1,697,548	(1,590,808)	106,740
	IPCA	2031	1,170,787	1,315,264	(1,392,276)	(77,012)	1,398,524	1,616,904	(1,578,406)	38,498
Swap	IPCA	2032	1,133,951	1,191,798	(1,341,565)	(149,767)	425,166	501,657	(510,557)	(8,900)
	IPCA	2034	788,999	770,154	(839,982)	(69,828)	—	—	—	—
	IPCA	2036	—	—	—	—	91,135	113,710	(119,336)	(5,626)
	IPCA	2037	1,171,825	1,332,536	(1,630,146)	(297,610)	1,040,017	1,288,602	(1,295,723)	(7,121)
	IPCA	2038	881,290	888,947	(986,201)	(97,254)	—	—	—	—
	IPCA	2039	129,136	126,091	(135,178)	(9,087)	—	—	—	—
	IPCA	2044	500,000	494,642	(570,732)	(76,090)	—	—	—	—
			6,754,398	7,125,388	(7,957,930)	(832,542)	6,601,376	7,807,725	(7,450,757)	356,968

a2. Exchange rate risk:

Refers to the potential economic losses the Company may incur due to adverse fluctuations in this risk factor, caused by various reasons such as economic crises, changes in sovereign monetary policies, or market volatility. The Company has assets and liabilities exposed to this risk; however, the Financial and Commodity Risk Management Policy clearly states that the mere existence of opposing exposures does not naturally result in economic protection, as other relevant factors, such as maturity mismatches and market volatility, must be considered.

To safeguard the value of financial assets and liabilities, as well as possible future cash flows related to export estimates and net investments in foreign operations indexed in foreign currencies, the Risk Control Directorate employs hedging instruments approved by the Board of Directors. These include futures contracts, NDFs (Non-Deliverable Forwards), DFs (Deliverable Forwards), options contracts, and swap contracts. These instruments are aimed at protecting loans, investments, interest expenses and income, export estimates, raw material costs, and various cash flows whenever these are denominated in currencies different from the Parent Company’s functional currency. The primary exposures to this risk are indexed to the US Dollar (US$), Euro (€), British Pound (£), Australian Dollar (AU$), Canadian Dollar (C$), and Chinese Yuan Renminbi (CNY).

Below are the main exposures to currency exchange risk, given the relevance of these currencies in the Company’s operations, along with stress scenario analyses and Value at Risk (VaR) assessments to measure both total exposure and the specific cash flow risk with B3 and CME. On a consolidated basis, the Company discloses these exposures considering the variations of a particular foreign currency in relation to each subsidiary’s functional currency.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Company
	USD		EUR		GBP		CAD		CNY
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	1,901,064	2,767,180	58,407	161,775	6,623	16,901	1,980	3,389	37,675	18,652
Trade accounts receivable	3,314,422	1,530,322	223,559	237,649	55,743	38,864	14,107	3,699	16,726	5,831
Sales orders	3,240,158	2,345,443	137,284	257,417	25,200	81,782	17,932	420	44,569	26,727
Trade accounts payable	(424,353)	(246,588)	(38,385)	(27,667)	(3)	(237)	—	—	—	—
Operating subtotal	8,031,291	6,396,357	380,865	629,174	87,563	137,310	34,019	7,508	98,970	51,210
FINANCIAL
Advances to customers	—	(512,091)	—	(52,330)	—	—	—	—	—	(8,202)
Loans and financing	(424,216)	(1,464,859)	(3,803)	(15,579)	—	—	—	—	—	—
Financial subtotal	(424,216)	(1,976,950)	(3,803)	(67,909)	—	—	—	—	—	(8,202)
Operating financial subtotal	7,607,075	4,419,407	377,062	561,265	87,563	137,310	34,019	7,508	98,970	43,008

Related parties transaction, net	(620,487)	—	—	—	—	—	—	—	—	—
Total exposure	6,986,588	4,419,407	377,062	561,265	87,563	137,310	34,019	7,508	98,970	43,008

DERIVATIVES
Future contracts	(227,086)	697,909	(396,154)	(481,644)	(116,430)	(152,117)	(49,538)	—	(123,846)	(72,620)
Non Deliverable Forwards (NDF´s)	(2,167,305)	(3,582,562)	—	—	—	—	—	—	—	—
Total derivatives	(2,394,391)	(2,884,653)	(396,154)	(481,644)	(116,430)	(152,117)	(49,538)	—	(123,846)	(72,620)
NET EXPOSURE IN R$	4,592,197	1,534,754	(19,092)	79,621	(28,867)	(14,807)	(15,519)	7,508	(24,876)	(29,612)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

	Consolidated
	USD		EUR		GBP		MXN	AUD		CAD		CNY
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2023 (1)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	10,153,690	7,604,779	311,727	329,956	99,680	97,319	1,314,427	557	203	2,989	3,409	43,664	34,096
Trade accounts receivable	6,646,802	2,806,266	1,021,830	715,733	406,736	240,823	649,281	3,362	1,167	89,090	50,195	18,356	36,444
Sales orders	6,580,960	4,437,512	488,288	356,147	336,673	1,053,024	—	—	—	17,932	420	44,569	26,727
Trade accounts payable	(1,842,430)	(846,168)	(484,662)	(362,919)	(100,758)	(76,715)	(1,294,723)	(15,697)	(1,549)	—	—	—	—
Purchase orders	(517,013)	(274,549)	(55,287)	(87,203)	—	—	—	—	—	—	—	—	—
Operating subtotal	21,022,009	13,727,840	1,281,896	951,714	742,331	1,314,451	668,985	(11,778)	(179)	110,011	54,024	106,589	97,267

FINANCIAL
Margin cash	1,363	—	—	—	—	—	—	—	—	—	—	—	—
Advances to customers	(29,001)	(539,165)	(9,672)	(61,100)	(1,184)	(2,474)	—	—	—	—	—	(729)	(16,695)
Loans and financing	(7,993,463)	(1,485,299)	(3,803)	(15,579)	—	—	—	—	—	(3,622)	(2,348)	—	—
Financial subtotal	(8,021,101)	(2,024,464)	(13,475)	(76,679)	(1,184)	(2,474)	—	—	—	(3,622)	(2,348)	(729)	(16,695)
Operating financial subtotal	13,000,908	11,703,376	1,268,421	875,035	741,147	1,311,977	668,985	(11,778)	(179)	106,389	51,676	105,860	80,572

Related party transactions, net
Total exposure
DERIVATIVES
Future contracts	11,393	(1,214,139)	(530,029)	(663,598)	(211,126)	(213,703)	—	—	—	(49,538)	—	(133,754)	(72,620)
Deliverable Forwards (DF´s)	(4,112,207)	(1,926,954)	439,337	325,834	(165,861)	(69,565)	—	17,091	13,778	(183,366)	508,893	—	(34,075)
Non Deliverable Forwards (NDF´s)	(2,583,167)	(6,326,417)	(121,115)	24,550	(38,776)	(470,206)	—	—	—	—	—	—	—
Total derivatives	(6,683,981)	(9,467,510)	(211,807)	(313,214)	(415,763)	(753,474)	—	17,091	13,778	(232,904)	508,893	(133,754)	(106,695)
NET EXPOSURE IN R$	6,316,927	2,235,866	1,056,614	561,821	325,384	558,503	668,985	5,313	13,599	(126,515)	560,569	(27,894)	(26,123)

(1)	We have no exposure because we changed the functional currency of the indirect subsidiary, PPC Mexico.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

a2.1. Sensitivity analysis and derivative financial instruments breakdown:

a2.1.1 USD - American dollars (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%
Exposure		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated
Operating	Appreciation	6.1923	6.0748	(152,434)	(398,998)	5.2635	(1,204,687)	(3,153,284)	4.3346	(2,409,387)	(6,306,603)
Financial	Depreciation	6.1923	6.0748	8,052	152,241	5.2635	63,632	1,203,159	4.3346	127,265	2,406,330
Derivatives	Depreciation	6.1923	6.0748	45,446	126,862	5.2635	359,157	1,002,592	4.3346	718,317	2,005,194
				(98,936)	(119,895)		(781,898)	(947,533)		(1,563,805)	(1,895,079)

			Company
			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future Contract	American dollar	Short	(4,542)	(227,086)	4	13,958	697,909	(467)

			Consolidated
			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future Contract	American dollar	Short	4,765	11,393	76	52,199	(1,214,139)	(10,061)

			Company
			December 31, 2024			31.12.23
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value

Non Deliverable Forwards	American dollar	Short	(350,000)	(2,167,305)	(98)	(740,000)	(3,582,562)	35,174

			Consolidated
			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value

Deliverable Forwards	American dollar	Short	(664,084)	(4,112,207)	(104,452)	(398,024)	(1,926,954)	141,124
Non Deliverable Forwards	American dollar	Short	(417,158)	(2,583,167)	(5,881)	(1,306,760)	(6,326,417)	67,656

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

a2.1.2 EUR - EURO (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation- 30%
Exposure		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated

Operating	Appreciation	6.4363	6.3203	(6,867)	(23,113)	5.4709	(57,129)	(192,283)	4.5054	(114,259)	(384,569)
Financial	Depreciation	6.4363	6.3203	69	243	5.4709	571	2,021	4.5054	1,141	4,043
Derivatives	Depreciation	6.4363	6.3203	7,143	3,819	5.4709	59,423	31,771	4.5054	118,846	63,542
				345	(19,051)		2,865	(158,491)		5,728	(316,984)

			Company
			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future Contract	Euro	Short	(6,155)	(396,154)	1	(9,000)	(481,644)	1,805

			Consolidated
			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value

Future Contract	Euro	Long	2,074	(530,029)	303	(5,600)	(663,598)	2,486
Deliverable Forwards	Euro	Short	68,259	439,337	14,713	60,885	325,834	(9,126)
Non Deliverable Forwards	Euro	Short	(18,818)	(121,115)	2,601	4,587	24,550	(3,157)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

a2.1.3 GBP - British Pound (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%
Exposure		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated

Operating	Appreciation	7.7620	7.6173	(1,632)	(13,837)	6.5977	(13,135)	(111,350)	5.4334	(26,269)	(222,699)
Financial	Depreciation	7.7620	7.6173	—	22	6.5977	—	178	5.4334	—	355
Derivatives	Depreciation	7.7620	7.6173	2,170	7,750	6.5977	17,465	62,364	5.4334	34,929	124,729
				538	(6,065)		4,330	(48,808)		8,660	(97,615)

			Company
			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value

Future Contract	British pound	-	(1,500)	(116,430)	—	(2,470)	(152,117)	761

			Consolidated
			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value

Future Contract	British pound	-	1,219	(211,126)	77	(1,470)	(213,703)	1,069

			Consolidated
			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value

Deliverable Forwards	British pound	Long	(21,368)	(165,861)	(4,180)	(11,296)	(69,565)	978
Non Deliverable Forwards	British pound	Long	(4,996)	(38,776)	(793)	(76,350)	(470,206)	315

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

a2.1.4 AUD - Australian Dollar (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of		Closing exchange	Exchange	Effect on income	Exchange	Effect on income	Exchange	Effect on income
R$	Risk	rate	rate	Consolidated	rate	Consolidated	rate	Consolidated

Operating	Depreciation	3.8392	3.7729	203	3.2633	1,767	2.6874	3,533
Derivatives	Appreciation	3.8392	3.7729	(295)	3.2633	(2,564)	2.6874	(5,127)
				(92)		(797)		(1,594)

			Consolidated
			December 31, 2024			December 31, 2023
Instrument	Risk	Nature	Notional (AUD)	Notional (R$)	Fair value	Notional (AUD)	Notional (R$)	Fair value

Deliverable Forwards	Australian dollar	Long	4,452	17,091	12	4,190	13,778	(5)

a2.1.5 CAD (Dólar Canadense):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 15%			Scenario (iii) Interest rate variation - 30%
Exposure		Closing exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated

Operating	Appreciation	4.3047	4.3762	565	1,827	4.9504	5,103	16,502	5.5961	10,206	33,003
Financial	Depreciation	4.3047	4.3762	—	(60)	4.9504	—	(543)	5.5961	—	(1,087)
Derivatives	Depreciation	4.3047	4.3762	(823)	(3,868)	4.9504	(7,431)	(34,936)	5.5961	(14,862)	(69,871)
				(258)	(2,101)		(2,328)	(18,977)		(4,656)	(37,955)

			Company
			December 31, 2024			31.12.23
Instrument	Risk	Nature	Notional (CAD)	Notional (R$)	Fair value	Notional (CAD)	Notional (R$)	Fair value

Future Contract	Canadian dollar	-	(800)	(49,538)	—	—	—	—

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

			Consolidated
			December 31, 2024			31.12.23
Instrument	Risk	Nature	Notional (CAD)	Notional (R$)	Fair value	Notional (CAD)	Notional (R$)	Fair value

Future Contract	Canadian dollar	Short	(800)	(49,538)	—	—	—	—

			Consolidated
			December 31, 2024			31.12.23
Instrument	Risk	Nature	Notional (CAD)	Notional (R$)	Fair value	Notional (CAD)	Notional (R$)	Fair value

Deliverable Forwards	Canadian dollar	Short	(42,597)	(183,366)	(4,180)	139,339	508,893	24,463

a2.1.6	CYN (Yuan Renminbi chinês):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
Exposure		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated
Operating	Appreciation	0.8483	0.8644	1,880	2,024	0.9756	14,846	15,989	1.1028	29,691	31,977
Financial	Depreciation	0.8483	0.8644	—	(14)	0.9756	—	(109)	1.1028	—	(219)
Derivatives	Depreciation	0.8483	0.8644	(2,352)	(2,540)	0.9756	(18,578)	(20,064)	1.1028	(37,154)	(40,126)
				(472)	(530)		(3,732)	(4,184)		(7,463)	(8,368)

			Company
			December 31, 2024			31.12.23
Instrument	Risk factor	Nature	Notional (CYN)	Notional (R$)	Fair value	Notional (CYN)	Notional (R$)	Fair value

Future Contract	Yuan	Short	(2,000)	(123,846)	—	(1,500)	(72,620)	327

			Consolidated
			December 31, 2024			31.12.23
Instrument	Risk factor	Nature	Notional (CYN)	Notional (R$)	Fair value	Notional (CYN)	Notional (R$)	Fair value

Future Contract	Yuan	Short	158,000	(133,754)	(20)	(1,500)	(72,620)	327

			Consolidated
			December 31, 2024			31.12.23
Instrument	Risk factor	Nature	Notional (CYN)	Notional (R$)	Fair value	Notional (CYN)	Notional (R$)	Fair value

Non Deliverable Forwards	Yuan	Long	—	—	—	(50,000)	(34,075)	398

a3.	Commodity price risk

The Company operates globally (the entire livestock protein chain, biodiesel and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Biological assets are a very important raw material used by the Company. In order to maintain future supply of these materials, the Company participates in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, the Company use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations—on inventories and sales contracts. The Company takes the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

a3.1.	Position balance in commodities (cattle) contracts and corn (grain) of the Company:

Given the nature of its operations, the Company is exposed to volatility in cattle prices, where price fluctuations arise from factors beyond the Company’s control, such as climate, cattle supply, transportation costs and agricultural policies among others. Forward purchases of cattle can be negotiated at floating (prices marked at the delivery day current price) or fixed prices. The Company may use future contracts traded at the B3 to balance these exposures.

The factors that influence the commodity price risk reduction strategy are the timing of term contracts for cattle purchases considering any negotiated values and terms.

The Company’s exposure to cattle price fluctuation as of December 31, 2024 and 2023 are presented below in accordance with the Company’s Financial and Commodities Risk Management Policy and are representative of the exposure at each period end.

	Company
EXPOSURE in Commodities (Cattle)	December 31, 2024	December 31, 2023
DERIVATIVES
Future contracts	687	(491)
Subtotal	687	(491)
NET EXPOSURE	687	(491)

	Company
EXPOSURE in Commodities (Corn)	31.12.24	31.12.23
DERIVATIVES
Future contracts	94	(224)
Subtotal	94	(224)
NET EXPOSURE	94	(224)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Sensitivity analysis:

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
		Closing		Effect on income		Effect on income		Effect on income
Exposure	Risk	price	Price	Company	Price	Company	Price	Company
Derivatives	Depreciation	274.35	270.43	(10)	205.76	(172)	137.17	(344)
				(10)		(172)		(344)

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Company	Price	Company	Price	Company
Derivatives	Depreciation	(1.07)	—	(25.00)	(24)	(50.00)	(47)
			—		(24)		(47)

Derivatives financial instruments breakdown:

			Company
			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Short	6,548	687	(16,831)	(6)	(491)	1

			Company
			December 31, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Grains)	Short	4,161	94	(4)	(7)	(224,028)	4,500

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

a3.2.	Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

Seara Alimentos is exposed to price volatility of grain, which changes based on factors beyond the management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others.

Seara Alimentos, in accordance with its policy of inventory management, started the strategy of managing the risk of grain’s price by actively monitoring the Company´s grains needs, including expectations of future consumption, anticipated purchases, combined with future market operations, by hedging with grain futures on B3, CME and Over the Counter (OTC), through Non-Deliverable Forwards (NDFs), in order reduce price volatility.

The internal controls used for coverage and risk management are made through spreadsheets and monitoring of operations performed and calculation of VAR for 1 day, with a confidence interval of 99%.

Management’s estimate at the exposure risk to grain’s price changes at Seara Alimentos at December 31, 2024 and 2023 are presented below in accordance with the Financial and Commodities Risk Management Policy and are representative of the exposure incurred during the period.

	Seara Alimentos
EXPOSURE in Commodities (Grain)	December 31, 2024	December 31, 2023
OPERATING
Purchase orders	354,573	552,376
Subtotal	354,573	552,376
DERIVATIVES
Future contracts	110,034	—
Subtotal	110,034	—
NET EXPOSURE	464,607	552,376

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Seara Alimentos	Price	Seara Alimentos	Price	Seara Alimentos
Operating	Depreciation	(1.07)%	(3,780)	(25.00)%	(88,643)	(50.00)%	(177,287)
Derivatives	Depreciation	(1.07)%	(1,173)	(25.00)%	(27,509)	(50.00)%	(55,017)
			(4,953)		(116,152)		(232,304)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Derivatives financial instruments breakdown:

			Seara Alimentos
			December 31, 2024			December 31, 2023
Instrument	Risk	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Short	2,788	110,034	519	—	—	—

a3.2.1. Hedge accounting of Seara Alimentos:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

Seara Alimentos also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

a3.2.1.1. Hedge accounting:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Seara Alimentos
Income statement:	December 31, 2024	December 31, 2023
Cost of sales before hedge accounting adoption	(38,475,512)	(38,631,456)

Derivatives operating income (loss)	(4,601)	156,991
Currency	—	7,140
Commodities	(4,601)	149,851
Cost of sales with hedge accounting	(38,480,113)	(38,474,465)

Financial income (expense), net excluding derivatives	1,440,827	(383,453)
Derivatives financial income (expense), net	(527,833)	71,350
Currency	(463,306)	197,979
Commodities	(62,865)	(120,653)
Interests	(1,662)	(5,976)
Financial income (expense), net	1,968,660	(312,103)

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Seara Alimentos
	December 31, 2024	December 31, 2023
Statements of other comprehensive income (expense):
Financial instruments designated as hedge accounting:	1,894	(2,660)
Currency	—	191
Commodities	1,894	(2,851)
Other comprehensive income	4,554	39,041

Cash Flow Hedge Movement	December 31, 2022	OCI	09.30.23
Hedge accounting operations at Company Seara	(2,660)	4,554	1,894
Deferred income tax on hedge accounting	905	(1,548)	(643)
Total of other comprehensive income (expense)	(1,755)	3,006	1,251

Below are the effects on the balance sheet, after the adoption of hedge accounting:

	Seara Alimentos
	December 31, 2024	12.31.23
Balance sheet:
Derivative (liabilities)/assets	519	—
Financial instruments designated as hedge accounting:
Commodities	519	—
Derivative (liabilities)/assets	430	21,656
Financial instruments not designated as hedge accounting:
Commodities	430	24,097
Interests	—	(2,441)
Other comprehensive income (expense)	1,894	(2,660)
Currency	—	191
Commodities	1,894	(2,851)
Inventories	124	31,845
Currency	—	660
Commodities	124	31,185

Open balance sheet position of derivative assets and liabilities:

	Seara Alimentos
	December 31, 2024	12.31.23
Assets:
Designated as hedge accounting	519	—
Currency	519
Not designated as hedge accounting	430	24,097
Currency	430	24,097
Interests	—	—
Current assets	949	24,097
Non-current assets	—	—
	-
(Liabilities):
Not designated as hedge accounting	—	2,441
Currency	—	2,441
Current liabilities
	—	2,441

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

a3.3.	Position balance in commodities derivatives financial instruments of JBS USA:

The JBS USA exposure to cattle price fluctuation as of December 31, 2024 and 2023 are presented below in accordance with the Company’s Financial and Commodities Risk Management Policy and are representative of the exposure at each period end.

	JBS USA
EXPOSURE in Commodities	December 31, 2024	December 31, 2023
OPERATIONAL
Firm contracts of cattle purchase	22,907,111	15,639,117
Subtotal	22,907,111	15,639,117
DERIVATIVES
Deliverable Forwards	52,849,548	1,883,895
Subtotal	52,849,548	1,883,895
NET EXPOSURE	75,756,659	17,523,012

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 15%		Scenario (iii) Price variation - 30%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	JBS USA	Price	JBS USA	Price	JBS USA
Operating	Depreciation	(2.10)%	(480,362)	(15.00)%	(3,436,067)	(30.00)%	(6,872,133)
Derivatives	Depreciation	(2.10)%	(1,108,255)	(15.00)%	(7,927,432)	(30.00)%	(15,854,864)
			(1,588,617)		(11,363,499)		(22,726,997)

Derivatives financial instruments breakdown:

			Consolidated
			December 31, 2024			December 31, 2023
Instrument	Risk	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	8,534,720	52,849,548	(373,024)	389,130	1,883,895	(9,595)

a4.	Credit risk

The Company is potentially exposed to credit risks related to its trade accounts receivable, financial investments, and hedging contracts. Further details on trade accounts receivable are provided in Note 4 – Trade Accounts Receivable.

For financial transactions with financial institutions as counterparties (investments and hedging contracts), the Company applies exposure limits established by the Risk Management Committee, based on credit ratings assigned by specialized international rating agencies.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The Company considers a financial asset to be in default when:

●	the debtor is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or

●	the losses are expected based on the client’s operational history and credit.

Amounts invested in private bonds (notably bank certificates of deposit) and receivables transactions contracted with banks must comply with the following table limits such that the total volume does not exceed a specified percentage of the equity of the financial institution (% Equity). Additionally, the maturity of the financial investment should be no longer than the maximum horizon.

Category	% Equity	Maximum horizon
AAA	2.00%	5 years
AA	1.00%	3 years
A	0.50%	2 years
BBB	0.25%	1 year

The book value of the financial assets representing the maximum exposure to credit risk on the closing date of these financial statements was:

	Company
	December 31, 2024			December 31, 2023
	Weighted average loss rate	Gross carrying amount	Impairment loss allowance	Weighted average loss rate	Gross carrying amount	Impairment loss allowance
Cash and cash equivalents	—	4,525,210	—	—	4,458,670	—
Margin cash	—	177,636	—	—	64,754	—
Trade accounts receivable	(6.02)%	5,525,252	(332,769)	(9.05)%	2,575,423	(232,988)
Related party receivables	—	494,269	—	—	1,807,878	—
		10,722,367	(332,769)		8,906,725	(232,988)

	Consolidated
	December 31, 2024			December 31, 2023
	Weighted average loss rate	Gross carrying amount	Impairment loss allowance	Weighted average loss rate	Gross carrying amount	Impairment loss allowance
Cash and cash equivalents	—	34,761,540	—	—	22,122,405	—
Margin cash	—	845,581	—	—	641,283	—
Trade accounts receivable	(2.38)%	23,131,584	(551,484)	(2.50)%	16,416,149	(411,088)
Related party receivables	—	479,006	—	—	573,955	—
		59,217,711	(551,484)		39,753,792	(411,088)

a5.	Liquidity risk

Liquidity risk arises from the working capital management of the company and its subsidiaries, where the obligations to pay principal and interest on financing are classified as debt instruments. Liquidity risk is the risk that the Company will not have the liquidity available to meet its financial obligations when they are maturity.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The Company’s management manages liquidity risk through overall leverage and monitoring net debt. This ratio compares the Company’s net debt (total loans and financing minus total cash and cash equivalents) divided by “Adjusted EBITDA” for the last 12 months. The working capital management strategy management strategy includes maintaining its leverage, in order to ensure that the Company can meet its financial obligations and, at the same time, achieve efficiency in its cost of financing.

The index of liquidity and leverage at the consolidated are shown below:

Consolidated
	December 31, 2024	December 31, 2023
Leverage indicator (R$) (*)	2.15 x	4.32 x
Leverage indicator (USD) (*)	1.89 x	4.42 x

(*)	To calculate the leverage indicator the Company used the reais and dollar correction rates of the last day of the year (closing rate). This criteria is intended to equalize the net debt and EBITDA at the same exchange rate.

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	Company
	December 31, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable	7,989,133	—	—	—	7,989,133	5,934,371	—	—	—	5,934,371
Loans and financing	113,677	428,317	860,165	5,220,831	6,622,990	1,297,393	434,060	1,020,575	10,496,073	13,248,101
Estimated interest on loans and financing (1)	453,479	1,324,965	701,503	1,952,192	4,432,139	860,094	788,465	1,499,084	3,092,861	6,240,504
Derivatives financing liabilities (assets)	327,673	618,479	—	—	946,152	42,513	—	—	—	42,513
Lease liabilities	79,643	128,833	12,794	3,199	224,469	53,037	41,810	38,596	17,587	151,030
Other financial liabilities	100,916	101,250	—	150,000	352,166	72,680	101,250	—	300,000	473,930

	Consolidated
	December 31, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable	38,356,488	—	—	—	38,356,488	30,040,844	—	—	—	30,040,844
Loans and financing	12,906,149	12,565,367	12,827,860	81,377,945	119,677,321	4,316,360	828,968	5,870,259	85,806,238	96,821,825
Estimated interest on loans and financing (1)	15,222,640	15,113,052	5,201,215	35,110,448	70,647,355	6,598,186	5,095,409	9,247,444	35,778,473	56,719,512
Derivatives financing liabilities (assets)	1,027,793	619,766	—	—	1,647,559	698,361	—	—	—	698,361
Lease liabilities	2,078,637	3,555,110	1,457,807	3,646,073	10,737,627	(13,537)	1,420,650	2,141,172	5,365,648	8,913,933
Other financial liabilities	100,916	101,250	—	150,000	352,166	102,452	101,250	—	300,000	503,702

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at December 31, 2024 an December 31, 2023. Payments in foreign currencies are estimated using the December 31, 2024 and 2023 exchange rates.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

The Company has future commitment for purchase of grains and cattle whose balances at December 31, 2024 in the amount of R$365,328 (R$442.817 at December 31, 2023), in the Company and R$207.6 billions (R$172.4 billions at December 31, 2023), in the Consolidated.

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2024 is R$177,636 (R$64,754 at December 31, 2023). This guarantee is larger than its collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2024 is R$643,999 (R$325.988 at December 31, 2023). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2024 is R$23,946 (R$250,540 in 31 de dezembro de 2023). This guarantee is larger than its collateral.

As disclosed in Note 16 – Loans and financings, the Company has a bank loan that contains a loan covenant. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

The Company has no guarantees received from third parties deemed relevant.

a6.	Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these financial statements.

In the year ended December 31, 2024, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii) structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

29	Approval of the financial statements

The issuance of these individual and consolidated financial statements was approved by the Board of Directors on March 25, 2025.

BOARD OF DIRECTORS

Chairman:	Jeremiah Alphonsus O’Callaghan
Vice-Chairman:	José Batista Sobrinho
Advisor:	Wesley Mendonça Batista
Advisor:	Joesley Mendonça Batista
Independent Board Member:	Alba Pettengill
Independent Board Member:	Gelson Luiz Merisio
Independent Board Member:	Cledorvino Belini
Independent Board Member:	Francisco Turra
Independent Board Member:	Carlos Hamilton Vasconcelos Araújo
Independent Board Member:	Kátia Regina de Abreu Gomes
Independent Board Member:	Paulo Bernardo Silva

STATUTORY AUDIT COMMITTEE REPORT

The Statutory Audit Committee reviewed the individual and consolidated financial statements for the years ended at December 31, 2024, at March 25, 2025. Based on the procedures performed, also considering KPMG Auditores Independentes Ltda. audit report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors.

STATUTORY AUDIT COMMITTEE

Chairman:	Carlos Hamilton Vasconcelos Araújo
Committee Member:	Mauro Mitio Inagaki
Committee Member:	Gelson Luiz Merisio

Notes to the condensed financial statements for the years ended at December 31, 2024 and 2023

(Expressed in thousands of Brazilian reais)

FISCAL COUNCIL REPORT

The Fiscal Council, in the use of its legal and statutory attributions, examined and discussed with the Administration the earnings release and the Company’s individual and consolidated financial statements including the proposal for the earning allocation for the years ended at December 31, 2024, at March 25, 2025, and validated these financial statements approved by the Company’s Board of Directors on this date.

Based on our review, the information and clarifications received during this period and considering KPMG Auditores Independentes Ltda. audit report on the individual and consolidated financial statements, without reservations, issued on this date, the Fiscal Council was not aware of any additional fact that would lead us to believe that the aforementioned financial statements do not reflect in all material respects the information contained therein and that are in a position to be disclosed by the Company.

FISCAL COUNCIL

Chairman:	Adrian Lima da Hora
Council Member:	Demetrius Nichele Macei
Council Member:	José Paulo da Silva Filho
Council Member:	Orlando Octávio de Freitas Júnior
Council Member:	Patrícia da Silva Barros

STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT

The Company’s Officers declare at March 25, 2025, for the purposes of Article 25, paragraph 1, item V and VI of CVM Instruction No. 480 of December 7, 2009, that:

(i) They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated financial statements for the years ended at December 31, 2024, and

(ii) They reviewed, discussed and agreed with the financial statements for the years ended at December 31, 2024.

STATUTORY BOARD

Global Chief Executive Officer:	Gilberto Tomazoni
Administrative and Control Officer:	Eliseo Santiago Perez Fernandez
Chief Financial Officer:	Guilherme Perboyre Cavalcanti
Officer:	Jeremiah Alphonsus O’Callaghan
Global Chief Operating Officer:	Wesley Mendonça Batista Filho

Director of Accountant:	Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4)

* * * * *